UNUMGROUP®

2025 PROXY STATEMENT

Notice of Annual Meeting of Shareholders

THURSDAY, MAY 22, 2025

Table of Contents

We are furnishing proxy materials, including this proxy statement, in connection with the solicitation of proxies on behalf of the Board of Directors, to be voted at the 2025 Annual Meeting of Shareholders of Unum Group and at any adjournment or postponement thereof. Our proxy materials are first being mailed and made available electronically to shareholders on April 10, 2025.

Our Purpose

Helping the working world thrive throughout life's moments.®

A Business for Good

In today's unpredictable environment, financial protection benefits are more important than ever. As a Fortune 500 company and leading provider of employee benefits, Unum helps millions of people gain access to essential disability, life, accident, critical illness, dental and vision benefits, and leave services, through the workplace. Employers of all sizes depend on us for the comprehensive benefits solutions they need to attract and retain the talent that keeps their businesses growing. And their employees know they can count on us to be there during some of life's most challenging times.

OUR BRANDS



 A market leader in group and individual disability benefits, and one of the largest providers of group life and voluntary workplace benefits in the U.S.

 A leading provider of group income protection, critical illness, life and dental coverages in the U.K.

 A leading provider of group and individual life insurance in Poland.



 A leading provider of voluntary worksite benefits, including disability, life, accident, critical illness, cancer, hospitalization, dental and vision coverage in the U.S.

Our Strategy

We appreciate that the market dynamics of workplace benefits are continuously evolving, and we remain diligent in engaging with our constituent groups to understand both current and future needs. Our strategy is to:

- Remain a market leader in employee benefits and workplace solutions for our customers.
- Be a destination for highly engaged employees.
- Make a positive impact in the communities where we live and work.

Through strong execution of these priorities and investment strategy, we expect to deliver leading shareholder returns and win in the market.

We believe our disciplined approach to providing financial protection products at the workplace is the best way to reach workers in the U.S. and international markets we serve, and puts us in a position of strength. The products and services we provide have never been more important to employers, employees, and their families. Our strategy remains centered on growing our core businesses through investing and transforming our operations and technology to anticipate and respond to the changing needs of the marketplace, driving enhanced customer experiences and expanding into new adjacent markets through meaningful partnerships and effective deployment of our capital across our portfolio.

Success will also require us to show stable and predictable results in our long-term care business. We expect to achieve this through active and careful management with a sustained focus on creating value and increasing the predictability of outcomes. In turn, we can reduce overall risk and capital demands while serving the varied needs of our customers with care and compassion.

April 10, 2025

Dear Fellow Shareholder:

Unum Group is a purpose-driven company committed to help the working world thrive through life's moments. Nearly 47 million people rely on our products and services in times of need, and 178,000 employers partner with us to support their workers. We are focused on enhancing the financial, physical and mental wellbeing of those we serve, and we're proud to be the choice for individuals and companies to stand at their side through the challenges of business and life.

By staying focused on our north star of helping others, we continued to deliver growth and significant value to our shareholders in 2024. Our after-tax adjusted operating income[1] was $1.59 billion from revenues of $12.9 billion. This performance was driven by steady execution in our core operations, effective management of our investment portfolio and greater predictability in the long-term care business. High interest rates and strong employment levels remained tailwinds for us. Significant investments in our digital capabilities continued to enhance the experience for our customers, fueling our growth and positioning Unum Group as the leader in employee benefits.

Our performance and the effectiveness of our capital management approach delivered significant value for you, our investors. Total shareholder return (TSR) for the year was an exceptional 66%, surpassing our industry benchmark and peer group. With TSR outpacing our industry, peer companies and relevant benchmark indices, we believe we remain an attractive long-term investment built on a strong franchise.

With a history spanning more than 175 years, we operate with the long view in mind. That is evident in the strong executive leadership team of the company, which has continued to take actions to enhance business outcomes and deliver sustained success. Ongoing investments in digital capabilities and our people have created market-leading experiences for our customers. Capital and rate actions have provided greater predictability and enhanced performance of our long-term care block of legacy policies that we continue to service and support but no longer actively market. The quality and diversification of our investment portfolio has enhanced returns essential to our ability to pay claims. Our strengthening franchise and ability to generate significant capital gives us the flexibility we need to fund our various priorities.

For our customers and partners, we prioritize funding capabilities that ensure we can deliver experiences that resonate with our customers and the market. Unum Total Leave™ and the Unum Care Hub are digital-first services addressing some of today's most challenging workplace issues – employee leave management and wellbeing. Platforms like Unum HR Connect® provide unique back-office capabilities that better integrate our offerings with our customers. Digital portals such as MyUnum and Gathr® make enrolling and managing benefits modern and intuitive. These and other solutions play an important role in driving greater satisfaction and helping us protect more workers.

Our people deliver on our brand promise every day and are an essential ingredient to our bright future. As a Board, we have long prioritized investing in our talent and cultivating our already deep leadership bench strength. Investments in our employee experience keep Unum competitive in the talent marketplace and a compelling place for employees to nurture their careers. A steady focus on our workplace culture has deepened employee engagement, strengthened resilience and cultivated the diversity of thought that ensures we reflect the values of those we serve.

As Board members, we are committed to representing your interests and driving Unum's long-term success through good corporate governance. Our thorough approach assesses performance and risk, demands regulatory compliance, offers insights on strategy and provides oversight of compensation, investment activity and other financial matters. Through the Board's deep and varied experience, we have the range of viewpoints needed to provide effective guidance, and we engage in opportunities to remain fluent with key issues that may

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(1) Non-GAAP financial measure, see Appendix B for reconciliation.

impact our business and industry. We conduct a regular outreach and engagement program that enables us to receive valuable feedback from shareholders on a wide variety of topics. We also monitor Unum's culture through feedback from employee engagement surveys, an ethics hotline, and other processes to ensure the company remains true to its values. These and other steps inform our discussions and decisions.

Delivering on our commitments to others depends on a principled and durable business. As a Board, we are proud to have been recognized for the fifth year in a row as one of the World's Most Ethical Companies by Ethisphere,® a global leader in defining and advancing corporate ethical standards. This and other third-party recognitions speak to our focus on doing the right thing and living up to our core values and our Code of Conduct. These principles guide our every action to serve our customers, promote overall wellbeing and advocate for access to essential financial protection benefits for all workers in the markets where we operate. They reflect our commitment to supporting our local communities and represent a pledge to operate with integrity and compassion.

Finally, at this year's Annual Meeting, we will say goodbye to our longtime colleague Gloria Larson, who is retiring from the Board after many years of service. Gloria's guidance and insight will be missed, and we wish her well.

On behalf of our nearly 11,000 employees, thank you for your continued support of Unum. We all share a commitment to delivering the benefits and services people and companies count on every day, and we are well positioned for sustained success.

Theodore H. Bunting, Jr.	Susan L. Cross	Susan D. DeVore	Joseph J. Echevarria
Cynthia L. Egan	Kevin T. Kabat	Timothy F. Keaney	Gale V. King
Gloria C. Larson	Morgan M. Lefebvre	Richard P. McKenney	Ronald P. O'Hanley



Notice of 2025 Annual Meeting of Shareholders

DATE: Thursday, May 22, 2025
TIME: 10:00 a.m. Eastern Daylight Time

VIRTUAL MEETING SITE

The 2025 Annual Meeting of Shareholders of Unum Group ("Unum" or the "company") will be a virtual meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/UNM2025.

The Board of Directors (the "Board") has determined to hold a virtual-only Annual Meeting to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost. **We are committed to ensuring shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.** You will be able to attend the meeting online, vote your shares electronically and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/UNM2025.

To attend the virtual meeting, you will need the 16-digit control number included on your Notice Regarding the Internet Availability of Proxy Materials ("Notice"), proxy card, voting instruction form, or legal proxy. The meeting webcast will begin promptly at 10:00 a.m. Eastern Daylight Time on May 22, 2025. We encourage you to access the meeting prior to the start time. Online check-in will begin approximately 15 minutes prior to the start time, and you should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page. For further details, see "About the 2025 Annual Meeting" beginning on page 114.

WHO CAN VOTE

Shareholders of record of the company's common stock (NYSE: UNM) at the close of business on March 24, 2025, are entitled to vote at the meeting and any adjournment or postponement of the meeting.

In addition to the voting items listed above, shareholders will transact any other business that may properly come before the meeting or any adjournment or postponement thereof. There will also be a report on the company's business.

VOTING ITEMS	Pg. #
☑ **1.** Election of the 11 Directors Named in this Proxy Statement	110
☑ **2.** Advisory Vote to Approve Executive Compensation	110
☑ **3.** Ratification of Appointment of Independent Public Accounting Firm	111
☑ **4.** Approval of the Unum European Holding Company Limited SAYE Share Option Scheme 2025	112

The Board unanimously recommends a vote "FOR" each of the director nominees in item 1, and "FOR" items 2, 3, and 4.

HOW TO VOTE

Your vote is important. We encourage you to review the proxy materials and vote your shares as soon as possible, even if you plan to attend the meeting online. Many of our shareholders may vote by following the instructions below to vote via the internet, by telephone, or, if you have received a printed version of these proxy materials, by mail.

INTERNET

www.proxyvote.com (if in advance of meeting)
Deadline: 11:59 p.m. Eastern Daylight Time, *May 21, 2025*
You may also vote your shares during the meeting at www.virtualshareholdermeeting.com/UNM2025.

TELEPHONE

1-800-690-6903 or the telephone number on your voting instruction form
Deadline: 11:59 p.m. Eastern Daylight Time, May 21, 2025

MAIL

Vote Processing c/o Broadridge
51 Mercedes Way, Edgewood, NY 11717
Receipt due by close of business day on May 21, 2025

If the proxy materials you received do not have a 16-digit control number, you may vote by following the instructions on the Notice or voting instruction form that you received.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 22, 2025: The proxy statement and annual report to shareholders are available at www.proxyvote.com.

J. Paul Jullienne
Vice President, Managing Counsel and Corporate Secretary
April 10, 2025

A Note About Non-GAAP Financial Measures

In this proxy statement, we present certain measures of our performance that are not calculated in accordance with generally accepted accounting principles in the United States of America (GAAP), which we use for incentive compensation and evaluating our performance. Non-GAAP financial measures exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be viewed as substitutes for the most directly comparable financial measures calculated in accordance with GAAP, which are set forth below:

OPERATING RESULTS ($ in millions, except per share data) — GAAP FINANCIAL MEASURES

	Year Ended December 31		
	2024	**2023**	**2022**
Net Income	$1,779.1	$1,283.8	$1,407.2
Net Income per share*	$9.46	$6.50	$6.96
Total Stockholders' Equity (book value)	$10,961.1	$9,651.4	$8,735.0
Total Stockholders' Equity (book value) per share	$61.38	$49.91	$44.17
Return on Equity	17.3%	—	—
Operating Expense Ratio	22.8%	—	—

*Assuming dilution

This proxy statement refers to the following non-GAAP financial measures, which we believe are helpful performance measures and indicators of revenue, profitability and underlying trends in our business:

ADJUSTED OPERATING RESULTS ($ in millions, except per share data) — NON-GAAP FINANCIAL MEASURES

	Year Ended December 31		
	2024	**2023**	**2022**
After-Tax Adjusted Operating Income	$1,588.2	$1,513.6	$1,294.2
After-Tax Adjusted Operating Income per share*	$8.44	$7.66	$6.40
Book value, excluding AOCI	$13,484.8	$12,959.4	$12,183.3
Book value, excluding AOCI, per share	$75.51	$67.02	$61.61
Adjusted Operating Return on Equity	12.7%	—	—
Adjusted Operating Return on Equity (in core operations)	22.7%	—	—
Adjusted Other Operating Expense Ratio	19.6%	—	—

*Assuming dilution

After-tax adjusted operating income is defined as net income adjusted to exclude after-tax investment gains or losses, amortization of the cost of reinsurance, non-contemporaneous reinsurance, and reserve assumption updates, as well as certain other items specified in the reconciliation of non-GAAP financial measures in Appendix B of this proxy statement.

We sometimes refer to book value, excluding accumulated other comprehensive income (AOCI), as "adjusted book value." Book value per common share excluding AOCI provides a more comparable and consistent view of our results, as AOCI tends to fluctuate depending on market conditions and general economic trends.

Adjusted operating return on equity is calculated using after-tax adjusted operating income or loss and excludes from equity the unrealized gain or loss on securities, the effect of change in discount rate assumptions on the liability for future policy benefits, and net gain or loss on derivatives.

The adjusted other operating expense ratio is equal to adjusted other operating expenses as a percentage of earned premium and US Group Disability Other Income inclusive of the Closed Block and Corporate segments. Expenses are adjusted to exclude taxes, licenses, and fees, intangible amortization, and the cost of reinsurance as well as certain other items specified in the reconciliation of non-GAAP financial measures in Appendix B of this proxy statement. The adjusted other operating expense ratio provides a more comparable and consistent view of the effectiveness and efficiency of our expense management.

Investment gains or losses and unrealized gains or losses on securities and net gains on derivatives depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our company.

We exited a substantial portion of our Closed Block individual disability product line through the two phases of the reinsurance transaction that were executed in December 2020 and March 2021. As a result, we exclude the amortization of the cost of reinsurance that we recognized upon the exit of the business related to the policies on claim status as well as the impact of non-contemporaneous reinsurance that resulted from the adoption of ASU 2018-12, "Targeted Improvements to the Accounting for Long-Duration Contracts". We believe that the exclusion of these items provides a better view of our results from our ongoing businesses.

Cash flow assumptions used to calculate our liability for future policy benefits are reviewed at least annually and updated, as needed, with the resulting impact reflected in net income. While the effects of these assumption updates are recorded in the reporting period in which the review is completed, these updates reflect experience emergence and changes to expectations spanning multiple periods. We believe that by excluding the impact of reserve assumption updates we are providing a more comparable and consistent view of our results.

We may at other times exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur and does not replace the comparable GAAP financial measures in the determination of overall profitability.

For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix B of this proxy statement.

Forward-Looking Statements and Website References

Certain information contained in this proxy statement may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those not based on historical information, but rather relate to our outlook, future operations, strategies, financial results, goals or other developments. Forward-looking statements speak only as of the date made. Such statements involve risks and uncertainties and we can give no assurance that they will prove to be correct or that any plan, initiative, projection, goal, commitment, or expectation can or will be achieved. We undertake no obligation to update these statements, even if made available on our website or otherwise. Actual results or outcomes could differ materially from those included in the forward-looking statements. Factors that could cause actual results to differ materially from those included in the forward-looking statements are discussed in our annual report on Form 10-K for the year ended December 31, 2024 and subsequent Securities and Exchange Commission ("SEC") filings.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement. In addition, historical, current, and forward-looking statements regarding sustainability and other related matters may be based on standards of measurement and performance that are still developing or may change or be refined, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Proxy Summary

This summary is intended to highlight certain key information contained in this proxy statement that we believe will assist your review of the four business items to be voted on at the 2025 Annual Meeting of Shareholders of Unum Group (the "2025 Annual Meeting"). As it is only a summary, we encourage you to review the full proxy statement, as well as our annual report on Form 10-K for the year ended December 31, 2024 (the "2024 Form 10-K"), for more complete information about these topics.

Voting Matters

	Board's Recommendation	Page Reference
Item 1: Election of the 11 Directors Named in this Proxy Statement	**FOR each nominee**	**110**

Eleven director nominees are standing for election this year, each for a one-year term expiring at the 2026 Annual Meeting. Each director will hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal from office. The Board and the Governance Committee believe each director nominee possesses the necessary skills and qualifications and has demonstrated that they have committed and will continue to commit the appropriate time to provide effective oversight of the business. The director nominees are:

Director Nominee	Director Since	Independent	Committee Assignments	
Theodore H. Bunting, Jr.	2013	✔	Audit (Chair)	Regulatory Compliance
Susan L. Cross	2019	✔	Audit	Risk and Finance (Chair)
Susan D. DeVore	2018	✔	Governance	Human Capital (Chair)
Joseph J. Echevarria	2016	✔	Governance	Risk and Finance
Cynthia L. Egan	2014	✔	Human Capital	Regulatory Compliance (Chair)
Kevin T. Kabat, *Board Chairman*	2008	✔	—	
Timothy F. Keaney	2012	✔	Audit	Risk and Finance
Gale V. King	2022	✔	Audit	Human Capital
Mojgan M. Lefebvre	2023	✔	Regulatory Compliance	Risk and Finance
Richard P. McKenney, *President and CEO*	2015	—	—	
Ronald P. O'Hanley	2015	✔	Governance	Human Capital

	Board's Recommendation	Page Reference
Item 2: Advisory Vote to Approve Executive Compensation	**FOR**	**110**

We are seeking a non-binding advisory vote to approve the compensation of our named executive officers. We describe our compensation programs in the Compensation Discussion and Analysis section of this proxy statement. The Human Capital Committee believes these programs reward performance and align the long-term interests of management and shareholders. Although non-binding, the Human Capital Committee will take into account the outcome of the advisory vote and shareholder feedback when making future compensation decisions.

Item 3: Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	**111**

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for 2025, and shareholders are being asked to ratify the appointment.

Item 4: Approval of the Unum European Holding Company Limited SAYE Share Option Scheme 2025	**FOR**	**112**

The Human Capital Committee has adopted the Unum European Holding Company Limited SAYE Share Option Scheme 2025, and shareholders are being asked to approve the plan. The plan would enable our eligible employees in the U.K. to purchase shares of our common stock at a 10% discounted price, similar to the current Unum European Holding Company Limited Savings-Related Share Option Scheme 2021 which is expiring by its terms on May 28, 2025.

Key Corporate Governance and Executive Compensation Items

2024 Say-on-Pay Vote and Shareholder Outreach

Our 2024 proposal to approve executive compensation received 93% support. In 2024, as in prior years, we invited our top shareholders, representing approximately 70% of outstanding shares and 86% of shares held by institutions, to engage with us on business, governance, and compensation matters. Seven shareholders, representing approximately 6% of our outstanding institutional shares, accepted our invitation for engagement, and we met with each of them. Another twelve shareholders, representing approximately 44% of our outstanding institutional shares, responded that a meeting was not necessary.



During the 2024 outreach, we received specific feedback as follows:

- Positive commentary on the compensation disclosure in our proxy statement;
- Complimentary feedback for having a strong corporate governance profile, specifically Board diversity, independence, and average tenure; and
- Recognition of the Board's refreshment efforts.

Overall, shareholders appreciated the opportunity to engage in these discussions. We are committed to continuing our shareholder engagement efforts in the future.

Corporate Governance and Executive Compensation Practices

Executive Compensation Practices

- ✓ A pay-for-performance philosophy
- ✓ Annual say-on-pay votes
- ✓ Programs that mitigate undue risk taking in compensation
- ✓ Independent compensation consultant to the Human Capital Committee
- ✓ No golden parachute excise tax gross-ups
- ✓ Limited perquisites
- ✓ No NEO employment agreements

- ✓ Double-trigger provisions for severance and accelerated vesting of equity awards
- ✓ Clawback policies that meet NYSE requirements and also allow recoupment of time- and performance-based incentives in the event of misconduct outside the context of a financial restatement
- ✓ A balance of short- and long-term incentives
- ✓ Robust stock ownership and retention requirements
- ✓ Relevant peer groups for benchmarking compensation
- ✓ In-depth performance assessments of executives

Board Practices

- ✓ All directors other than the CEO are independent, including the Board Chairman
- ✓ All Board committees fully independent

- ✓ High Board and committee meeting attendance by directors (over 99% in 2024)
- ✓ Limits on outside board and audit committee service

Governance Practices

- ✓ Annual election of all directors
- ✓ Independent Board chair
- ✓ Majority vote requirement for directors (in uncontested elections)
- ✓ Proxy access rights
- ✓ Shareholder right to call special meetings
- ✓ Annual, proactive shareholder engagement

- ✓ No supermajority vote requirements
- ✓ Anti-pledging and anti-hedging policies applicable to executives and directors
- ✓ Annual Board, committee, and individual director evaluations
- ✓ Regular executive sessions of independent directors
- ✓ No poison pill
- ✓ Board-level oversight of the company's sustainability program

Performance Highlights

Unum Group is committed to helping the working world thrive throughout life's moments. Through businesses in the United States, United Kingdom and Poland, we protect nearly 47 million individuals and their families against financial hardships resulting from illness, injury or loss of life. We connect with these people and their families through the workplace by partnering with 178,000 employer clients – businesses we help to strengthen workplace wellbeing and navigate regulatory challenges.

In 2024, we continued to deliver growth and significant shareholder value, reporting after-tax adjusted operating income[1] of $1.59 billion. This performance was driven by steady growth in sales and earned premium compared to 2023, thanks to ongoing demand for our products and services. Rollout of our digital capabilities continued to drive customer satisfaction among both policyholders and employer clients. Our strong financial results were also aided by favorable claims trends across several product lines and high yields across our investment portfolio. Macroeconomic trends such as strong employment, wage inflation, and favorable interest rates remained tailwinds for our business.

Our consistent results and ability to generate strong cash flow from our businesses allowed us to continue investing in growth and seize strategic opportunities as they arise. At the same time, we remain committed to returning capital to shareholders, including $971.0 million in 2024 from share repurchases alone. Overall, Unum's strategic initiatives and financial performance underscore its dedication to providing valuable financial protection and support to individuals, families, and employer clients.

Below are key financial performance measures from 2024. Additional measures, including those we use for annual and long-term incentive decisions, can be found beginning on page 63.

GAAP RESULTS		AFTER-TAX ADJUSTED RESULTS[1]		BOOK VALUE (Excl AOCI)[1]
NET INCOME	PER SHARE[2]	OPERATING INCOME	PER SHARE[2]	PER SHARE
$1.78 billion	$9.46	$1.59 billion	$8.44	$75.51
YEAR-OVER-YEAR CHANGE		YEAR-OVER-YEAR CHANGE		YEAR-OVER-YEAR CHANGE
▲ 38.6%	▲ 45.5%	▲ 4.9%	▲ 10.2%	▲ 12.7%
RETURN ON EQUITY (consolidated) 17.3%		RETURN ON EQUITY (consolidated) 12.7%	RETURN ON EQUITY (core operations) 22.7%	

(1)   After-tax adjusted operating results and book value per share, excluding AOCI, are non-GAAP financial measures. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP Financial Measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix B of this proxy statement.

(2)   Assuming dilution.

Operating Highlights

By living our purpose, we are laser-focused on meeting the needs of our customers. In 2024, Unum paid $8.0 billion in benefits to people facing illness, injury or loss of life. Satisfaction metrics measuring our engagement with customers and partners remained high as we continued to implement new service and support capabilities across the enterprise.

We have transformed our business over the last several years through significant investments in our digital capabilities. By investing in technologies that anticipate and deliver on evolving customer expectations, we have continued to separate ourselves from the competition and seize opportunities in the marketplace. These technologies create new digital experiences for customers, automate and modernize business processes, track key metrics, deliver new products and services to market faster, and improve customer satisfaction. Through our efforts to continuously improve, we strive to enrich the experience for our customers and enhance the effectiveness of our people.

Our well-diversified portfolio delivers consistent investment income. Due to the nature of our business, we invest in long-term securities focusing on sound risk management. In 2024, our portfolio performed well in a volatile economic environment.

Long-Term Care Performance

The same discipline that allows our core franchise to be successful also benefits our long-term care (LTC) business. LTC is part of our Closed Block that consists of policies that we continue to service and support, but no longer actively market. We manage this block with a combination of rate increases, risk management, tailored investment strategy and ongoing monitoring of emerging experience to inform updates to our reserve liability assumptions and appropriate capital levels.

Over the last several years, we have established additional LTC statutory reserves, implemented rate increases, enhanced operational effectiveness, and reduced the size of the block to provide a strong foundation for this business. These steps have eliminated the need for future capital contributions under current assumptions.

We continue to take actions, such as those described above, to provide for the long-term stability of this block and promote transparency for our shareholders and customers.

Impact and Sustainability

We provide a critical financial safety net for millions of people, a fact that drives us to deliver for those who count on us. This focus on doing the right thing guides our approach to business, sustainability and social responsibility. Unum has a long tradition of engaging with shareholders, customers, employees, suppliers and communities in order to support our enterprise purpose, goals, strategy and values.

The Governance Committee of the Board provides oversight and guides the company's sustainability strategy and initiatives. We continue to strengthen and mature our management and disclosure of sustainability matters, and to evaluate and address emerging risks and opportunities to our business.

Our corporate sustainability strategic framework supports our corporate strategy to help create long-term value for key stakeholders by implementing business strategies that include social, environmental, governance, and economic dimensions of doing business. By implementing business strategies that align impact and sustainability issues with key economic drivers, we strive to create long-term value for investors and customers, while benefiting the communities in which we operate.

A more comprehensive discussion of our efforts and progress is published annually in our Impact and Sustainability Report, which is available at www.investors.unumgroup.com. See page 47 for more information about Impact and Sustainability.

Capital Generation for Shareholders

Because of our strong financial performance, we generated premium growth and strengthened our capital position in 2024, enabling us to deploy capital in a number of ways.

- We invested in our people, products and technology to drive growth.
- We paid out $296.6 million in dividends, or $1.57 per share.
- We repurchased $971.0 million of our shares.

Our credit ratings are reflective of a strong balance sheet, favorable operating results, and a highly respected brand in the employee benefits market. Over the last two years, we received upgrades to our financial strength and debt ratings from three key credit agencies, a validation of our capital management and growth plans.

Total Shareholder Return

Unum delivered industry-leading value to shareholders in 2024 thanks to a robust capital management plan and the recognition of our franchise strength from investors. The company continued its growth trajectory through ongoing demand for its products and services, highlighted by steady sales and earned premium growth. Strong persistency in our core operations highlighted our value proposition in the market. Double-digit growth in after-tax adjusted operating earnings per share illustrated Unum's disciplined approach to pricing and balanced expense management, while our ability to generate substantial excess capital provided financial flexibility to invest in growth initiatives and increase the level of capital returned to shareholders.

Total shareholder return for the year was ahead of our industry benchmark and at the top of our Proxy Peer Group with an impressive 66% (see below). Unum has been a leader in returning value to shareholders over the longer term as well, in part through steady growth in book value per share (excluding AOCI) and premium income, and increasing dividend payments and share repurchase activity. Macroeconomic factors, such as strong employment, wage inflation and high interest rates, are beneficial for our business, and we believe will continue to drive greater recognition of our value to investors.

We believe this, combined with our market-leading positions, history of consistent execution, strong demand for our products and services, favorable business environment, capital strength, and strategy of prioritizing funding of growth initiatives, makes Unum an excellent long-term investment.

TOTAL SHAREHOLDER RETURN

	1 Year	3 Year	5 Year
Unum	**66.3%**	**228.2%**	**207.2%**
Proxy Peer Group	19.7%	38.2%	63.8%
S&P Life & Health Index[2]	20.3%	38.9%	71.9%
S&P 500	25.0%	29.3%	97.0%



CORE OPERATIONS PREMIUM GROWTH (Billions)

2020: $8.38
2021: $8.48
2022: $8.67
2023: $9.13
2024: $9.62

3.5% CAGR



BOOK VALUE PER SHARE (Excl AOCI)[1]

2020: $51.54
2021: $55.30
2022: $61.61
2023: $67.02
2024: $75.51

10.0% CAGR

(1) Non-GAAP financial measure, see Appendix B for reconciliation.
(2) S&P 500 Life & Health Insurance Sub Industry Index.

2024 CEO Compensation Summary

Our approach to CEO compensation aligns directly with our overall executive compensation philosophy and structure as detailed in the Compensation Discussion and Analysis ("CD&A") section under Compensation Program Structure. Richard P. McKenney serves as President and CEO of the company. Mr. McKenney's targeted total direct compensation consists of base pay plus short- and long-term incentives that are tied directly to performance goals. This structure is designed to support the long-term successes of the company and the interests of our shareholders.

Mr. McKenney is subject to robust stock ownership requirements, including a requirement that he own six times his annual base salary in stock. This helps to ensure that the long-term value of his compensation directly aligns with shareholders.

At the beginning of 2024, following discussion with Mr. McKenney, the Board approved his performance goals for the year, which included:

- Business and financial objectives;
- Strategic objectives;
- Talent management initiatives;
- Enhancing our culture and values at all levels; and
- Operational effectiveness and efficiency targets.

Following the conclusion of the year, the Human Capital Committee (as used in this 2024 CEO Compensation Summary, the "Committee") carefully reviewed a self-assessment prepared by Mr. McKenney, and conducted a thorough evaluation of his performance against all objectives as well as a review of a number of professional and leadership characteristics and behaviors (see the "Individual Performance Evaluations" section of the CD&A).

As outlined above, Unum continued to deliver growth and significant shareholder value, reporting after-tax adjusted operating earnings of $1.59 billion. This performance was driven by steady growth in sales and earned premium compared to 2023, thanks to ongoing demand for our products and services. In addition, rollout of our digital capabilities continued to drive customer satisfaction among both policyholders and employer clients.

In evaluating Mr. McKenney's performance during 2024, the Committee and the Board specifically highlighted his leadership in:

- Delivering profitable growth and industry-leading shareholder returns in an increasingly uncertain environment;
- Further strengthening the company's capital position and financial flexibility;
- Promoting accountability and a commitment to delivering our purpose of helping the working world thrive throughout life's moments;
- Positioning the company for long-term sustainability through a disciplined and forward-thinking approach to running the business; and
- Fostering a high-performance culture committed to collaboration and swift execution that maximizes value for all stakeholders.

The Board has full confidence in Mr. McKenney as CEO and believes the company is well-positioned for long-term success under his continued leadership.

2024 Compensation Decisions

The CEO Compensation Summary below illustrates how the Committee views its decisions concerning Mr. McKenney's compensation for 2024, compared to his 2023 compensation. It differs from the information presented in the Summary Compensation Table (the "SCT") required by the Securities and Exchange Commission as follows:

- The CEO Compensation Summary table treats long-term incentive (LTI) awards similar to how annual incentive awards are treated in the SCT (which are based on the performance year to which the award relates). Therefore, the value of the LTI award granted in March 2025 based on performance in 2024 is shown as 2024 compensation. In contrast, the SCT reflects the value of Mr. McKenney's restricted stock units (RSUs) in the year in which the RSUs are granted and performance-based cash incentive units (CIUs) in the year in which the CIUs vest; and
- The SCT includes amounts reported in the "Change in Pension Value & Non-Qualified Deferred Compensation Earnings" and "All Other Compensation" columns. Although regularly monitored by the Committee, these amounts were not considered when it made annual performance-based compensation determinations for 2024 and are therefore not included in the presentation below.

The CEO Compensation Summary table is not intended as a substitute for the SCT, which is on page 87.

CEO COMPENSATION SUMMARY

Component	Performance Year	
	2023	2024
Base Salary	$1,100,000	$1,100,000
Annual Incentive Payout	4,331,251	2,956,251
Approved LTI Grant [1]	10,687,500	11,287,500
Annual Compensation	**$16,118,751**	**$15,343,751**

(1) The approved LTI grant is divided evenly between RSUs (50%) and CIUs (50%).

ANNUAL INCENTIVE

Mr. McKenney's 2024 annual incentive payout of $2,956,251 was calculated by applying the company performance achievement factor of 100% and a strategic objectives modifier of 107.5% to his target award (see "Annual Incentive Results" in the CD&A section). The strategic objectives modifier percentage was determined by the Committee based on its evaluation of Mr. McKenney's performance as highlighted above and on page 71. Mr. McKenney's 2024 annual incentive award is $1,375,000 less than his 2023 payout, driven by a lower year-over-year company achievement performance factor (100% compared to 140% in 2023) and slightly lower strategic objectives modifier (107.5% compared to 112.5% in 2023).

LONG-TERM INCENTIVE

After consideration of Mr. McKenney's strategic leadership and performance during 2024, as outlined above, the Committee also applied a strategic objectives modifier of 107.5% to his 2024 LTI target, resulting in an LTI grant of $11,287,500. This award, which was granted in March 2025, is an increase of $600,000 over the target value of last year's award. Mr. McKenney's LTI award was delivered through time-based restricted stock units (RSUs) and performance-based cash incentive units (CIUs). The value of the RSUs is based on the company's stock price while the value of CIUs is based on growth in adjusted book value and dividends, further modified by relative total shareholder return (TSR).

Our LTI program is designed to align the interests of management and long-term shareholders. This impact can be seen in the CIUs granted in 2022 ("2022 CIUs"). Shareholder return measures of adjusted book value and dividend yield were achieved at 155.2% over the three-year performance period, with relative TSR at the 100th percentile of the comparator group, resulting in a 20% increase for a final payout of 186.2% of target. Additional details can be found within the Annual and Long-Term Incentive Programs section beginning on page 63.

2025 Compensation

In February 2025, the Committee, together with its consultant, Pay Governance LLC, reviewed Mr. McKenney's total targeted compensation relative to proxy peers. After considering his experience, his leadership in the CEO role, and his disciplined approach in executing the company's strategic framework, the Committee increased his long-term incentive target opportunity for 2025 from $10.5 million to $11.3 million, before any application of the strategic objectives modifier. This decision reflects Mr. McKenney's strong leadership and strategic positioning of the company.

Corporate Governance

Board Overview

The Board of Directors is elected by shareholders to oversee their interests in the long-term health and overall success of the company's business and financial strength. In addition, the Board has responsibility to the company's policyholders, employees, and business partners and to the communities in which the company operates, all of which are essential to the company's success. The Board oversees the CEO and other senior management, who are responsible for carrying out the company's day-to-day operations in a responsible and ethical manner. The Board and its committees meet regularly to review and discuss the company's strategy, business, performance, ethics, risk tolerance, and human capital engagement, as well as important issues that it faces. These discussions take place with management and, as appropriate, with outside advisers who provide independent expertise, perspectives and insights. In addition, the independent members of the Board and its committees hold regular executive sessions without management present. Board members are also in ongoing communication with each other and with management between meetings.

Board Composition and Refreshment

The Board believes a critical component of its effectiveness in serving the long-term interests of shareholders is to ensure its membership includes a variety of knowledge, experiences, skill sets and backgrounds from which to draw. Fresh views and ideas help the Board to maintain a broad perspective and forward-looking vision capable of anticipating and adapting to the rapid pace of change, just as experience and continuity provide necessary context and stability for important decisions. With that in mind, the Governance Committee reviews the composition of the Board with the goal of maintaining an appropriate balance of experiences, skills, tenure and other qualifications. This is an ongoing, year-round evaluation process. Since the beginning of 2018, four new directors have joined the Board and three have retired or decided not to stand for re-election. Additionally, Ms. Larson's retirement from the Board at the 2025 Annual Meeting will further inform the Governance Committee's discussions and process surrounding the composition of the Board and its committees.

The Board is committed to effective Board succession planning and refreshment, including having honest and difficult conversations with individual directors when necessary. These conversations may arise in connection with the Board evaluation process, succession planning or consideration of the annual slate of Board nominees. As a result of these processes, directors may decide (for personal or professional reasons) or be asked (for reasons such as evolving needs for Board composition) not to stand for re-election at the next Annual Meeting. It is expected these refreshment practices will continue in the future. While some companies have tenure limits on Board service, we believe our balanced approach delivers the right mix of directors with new ideas and perspectives along with those possessing deep knowledge of the company.

On-Boarding and Continuing Education

Shortly after a new director has been elected to the Board, the director participates in an orientation program that includes meetings with the Board Chair, other directors, and senior management concerning the company's business, strategic plans and risk profile, the operations of significant business segments, significant financial, accounting and risk management issues, compliance and ethics programs, and our Code of Conduct. In addition, when directors are appointed to a particular committee for the first time, the director participates in orientation sessions specific to the committee's responsibilities. On an ongoing basis, directors also receive presentations on a variety of topics related to their work on the Board and within the insurance and financial services industries, both from senior management and from experts outside of the company. Directors also participate in continuing education sessions designed to assist them in discharging their duties.

Board Qualifications

The Board strives to maintain independence of thought and diverse professional experience among its membership. The Board and the Governance Committee look for directors who have qualifications in key areas relevant to Unum, and that align with both our short- and long-term business strategies. These qualifications are evaluated on an annual basis and adjusted as needed so that they continue to serve the best interests of the company. The table below summarizes the qualifications that are important to Unum and addresses how the composition of our Board, as a whole, meets these needs. In addition to the qualifications described below, financial literacy is expected of all Board members.

Qualifications	Relevance to Unum	Board Composition*
Accounting/Auditing	We operate in a complex financial and regulatory environment with disclosure requirements, detailed business processes and internal controls.	8
Business Operations	We have significant operations focused on customer service, claims management, sales, marketing and various back-house functions.	11
Capital Management	We allocate capital in various ways to run our operations, grow our core businesses and return value to shareholders.	8
CEO or CFO Experience	Experience leading a large, widely-held organization provides practical insights on need for transparency, accountability, and integrity.	5
Corporate Governance Leadership	As a public company and responsible corporate citizen, we expect effective oversight and transparency, and our stakeholders demand it.	8
Insurance/Financial Industry Experience	Experience in the insurance and financial services industry provides a relevant understanding of our business, strategy, and marketplace dynamics.	9
International	With global operations in several countries and prospects for further expansion, international experience helps us understand opportunities and challenges.	6
Investment Markets	We manage a large and long-term investment portfolio to uphold our promises to pay the future claims of our policyholders.	3
Recent Public Board Experience	We value individuals who understand public company reporting responsibilities and have experience with the issues commonly faced by public companies.	10
Regulatory/Risk Management	A complex regulatory and risk environment requires us to develop policies and procedures that effectively manage compliance and risk.	11
Technology/Digital Transformation	We rely on technology to manage customer data, deliver products and services to the market, pay claims, and enhance the customer experience.	4

* Includes only the 11 director nominees named in this proxy statement

Board Profile

Our Board is comprised of members with a range of backgrounds, tenure, skills and overall experience. Directors with varied tenure contribute to a range of perspectives and allow us to transition knowledge and experience from longer-serving members to those newer to our Board. We have a mix of new and long-standing directors, with our 11 director nominees averaging 8.3 years of service on the Board as of the 2025 Annual Meeting. During Board refreshment activities, our Governance Committee focuses on advancing the Board's ability to provide prudent and effective oversight of the company by requiring that candidate pools include individuals with a wide range of backgrounds, experience, and other qualifications who meet the recruitment criteria. From the candidate pools, our Governance Committee selects director candidates who the Governance Committee determines, based on their qualifications, are best able to support the company's future success in the context of the Board as a whole, as discussed in more detail below. Our director nominees range from 56 to 69 years of age, with the average age being 65.1 years, as of the 2025 Annual Meeting. Our current Board profile as of April 10, 2025 is shown below.



* Tenure and age is calculated as of the 2025 Annual Meeting. Tenure is rounded to the nearest year and calculated from date of first election.

Board Evaluation Process

A healthy and vigorous Board evaluation process is an essential part of good corporate governance. A thorough evaluation process helps us achieve the right balance of perspectives, experience and skill sets needed for prudent oversight of the company, including execution on corporate strategy, while also considering the best interests of our shareholders. At Unum, this evaluation process includes annual evaluations of the Board, each committee, and individual directors.

The Governance Committee establishes and oversees the evaluation process, which focuses on identifying areas where Board, committee and director performance is most effective, as well as opportunities for further development or enhancement. Each year, the Governance Committee reviews the format and effectiveness of the evaluation process in identifying actionable feedback, recommending changes in process as appropriate. Determining whether to engage a third-party facilitator is also part of the review.

The evaluation process is conducted in two phases. The first phase focuses on the evaluation of the effectiveness of each committee and the Board as a whole. Directors complete questionnaires evaluating the Board and the committees on which they serve across a variety of topics, including culture, composition, structure and engagement. In recent years, Board members have provided feedback regarding corporate strategy, risk management programs, Board composition and structure, succession plans, future agenda items, meeting materials and director education. The second phase involves interviewing individual directors to collect feedback on peer directors' performance. This phase is led by the Governance Committee Chair in advance and in anticipation of the nomination process, with key messages delivered to each director. This two-phased approach has generated robust discussions at all levels of the Board, and resulted in changes that have improved Board efficiency and effectiveness.

BOARD AND COMMITTEE EVALUATIONS

 **EVALUATION FORMS**

Each director evaluates various measures of the effectiveness of the Board and each committee on which the director serves.

 **BOARD/COMMITTEE MEETINGS**

The full Board and each committee conduct separate closed self-assessment sessions, where results from evaluations and additional feedback are discussed.

 **FEEDBACK INCORPORATED**

Based on evaluation results, changes are considered and implemented, as appropriate.

DIRECTOR PERFORMANCE EVALUATIONS

 **PEER EVALUATION GUIDE**

A guide is provided to each director in advance of individual discussions with the Governance Committee Chair.

 **INDIVIDUAL INTERVIEWS**

The Governance Committee Chair conducts individual interviews to solicit feedback from directors on their peers.

 **REVIEW MEETINGS**

Each director is provided full Board feedback by the Governance Committee Chair, including discussion around performance strengths and opportunities for growth.

Director Independence

Our corporate governance guidelines provide that a majority of the Board will be independent. For a director to be considered independent, the Board must determine the director has no material relationship with our company, and the director must meet the requirements for independence under the listing standards of the New York Stock Exchange (NYSE). The Board has also determined certain categories of relationships are not considered to be material relationships that would impair a director's independence. These independence standards are listed in our corporate governance guidelines, which are available on our investor relations website under the "Governance" heading at www.investors.unum.com.

The Governance Committee reviews information about the directors' relationships and affiliations that are germane to an assessment of their independence and makes recommendations to the Board as to the independence of the directors. In making independence determinations, the Board considers all relevant facts and circumstances. In this regard, the Board considered that each of the non-employee directors, or one of their immediate family members, is or was during the last three fiscal years a director, trustee, advisor, or executive or served in a similar position at another business that had dealings with our company during those years. In each case, these have been ordinary course dealings (e.g., where the other business obtains insurance policies from us or we acquire, dispose or receive interest on security investments or make payments for trustee, depository and commercial banking business relationships) involving amounts less than 1% of both our and the other business' consolidated gross revenues for such fiscal year or in which the director's interest arose only from his or her position as a director of the other business. None of our non-employee directors, or any of their immediate family members, is or was during the last three fiscal years, a director, executive, or employee of a charitable organization or university that received contributions from us (other than non-discretionary matching contributions) in excess of $120,000 in any one fiscal year.

Based on a review of the findings and recommendations of the Governance Committee and applying the standards described above, the Board has determined Mr. Bunting, Ms. Cross, Ms. DeVore, Mr. Echevarria, Ms. Egan, Mr. Kabat, Mr. Keaney, Ms. King, Ms. Larson, Ms. Lefebvre, and Mr. O'Hanley are independent directors.

Mr. McKenney, our President and CEO, is not an independent director.

Process for Selecting and Nominating Directors

Director Nominee and Selection

The Governance Committee is responsible for identifying and evaluating director candidates and recommending to the Board a slate of nominees for election at each Annual Meeting. The Governance Committee periodically engages a third-party search firm to assist with recruitment efforts. During these times, the firm has been asked to identify candidates who meet the criteria of our search, provide requested background and other relevant information regarding candidates, and coordinate arrangements for interviews as necessary. Nominees may also be suggested by directors, management, or shareholders.

Shareholders may recommend director candidates for consideration by the Governance Committee by providing the same information that would be required to nominate a director candidate, as described on page 119 in the section titled "Shareholder proposals and nominations for our 2026 Annual Meeting". Submissions must be made in writing to the Corporate Secretary at Unum Group, 1 Fountain Square, Chattanooga, Tennessee 37402. The Governance Committee's policy is to consider candidates recommended by shareholders in the same manner as other candidates.

Our corporate governance guidelines specify the following criteria to be considered in evaluating the candidacy of a prospective nominee:

- Reputation for high ethical conduct, integrity, sound judgment, and accountability;
- Current knowledge and experience in one or more key areas that will enable the Board as a whole to possess the core qualifications needed on the Board;
- Commitment of sufficient time to the Board and its committees to fulfill the director's responsibility;
- Collegial effectiveness; and
- Diversity in the broadest sense of the term, including viewpoints, professional experience or other demographics.

The core qualifications sought in any particular candidate depend on the current and future needs of the Board based on an assessment of the composition of the Board and the mix of qualifications and backgrounds currently represented. In addition, the Governance Committee considers other specific qualifications that may be desired or required of nominees, including their independence and ability to satisfy specific requirements for committees, and selects the candidates who it determines are best able to support the company's future success in the context of the Board as a whole. As part of the director selection and nomination process, the Governance Committee assesses the effectiveness of its Board membership criteria.

In determining whether to recommend a director for re-election, the Governance Committee also considers the director's ability to commit the time and attention appropriate for effective Board service; past attendance at meetings; contributions to the Board and committees on which the director serves; the knowledge, experience, skills, and background that the director brings to the Board relative to the Board's needs and existing composition; and the results of the most recent Board, committee and individual director evaluations.

Annual Election of Directors

Directors are elected each year at the Annual Meeting for a one-year term expiring at the next Annual Meeting. Directors hold office until their successors are elected, or until their earlier death, resignation, disqualification, or removal from office. Other than requiring retirement from the Board at the next Annual Meeting after a director reaches age 75, there are no term limits. However, the Governance Committee evaluates the qualifications and performance of each incumbent director before recommending the nomination of that director for an additional term.

Majority Voting Standard

Our bylaws provide that, in an election of directors where the number of nominees does not exceed the number of directors to be elected (an "uncontested election"), each nominee must receive a majority of the votes cast with respect to that nominee to be elected as a director (i.e., the number of shares voted "for" a nominee must exceed the number voted "against" that nominee). If an incumbent director is not re-elected under this majority voting standard, the Board must decide whether to accept or reject the director's offer of resignation which was previously delivered to the company pursuant to the Board's advance contingent director resignation policy. The Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. If the director submitting the resignation is a member of the Governance Committee, that director will not participate in the Governance Committee's recommendation to the Board. The Board will act on the Governance Committee's recommendation and publicly disclose its decision and rationale within 90 days from the date of the certification of the election results. The director in question will not participate in the Board's decision.

Limits on Board and Audit Committee Service

While we recognize that Board members benefit from service on the boards of other companies and such service is encouraged, the Board believes it is critical that directors be able to dedicate sufficient time to their service on our Board. To that end, except for our CEO, no director may serve on more than three public company boards in addition to our Board, or on more than two audit committees of public companies in addition to our Audit Committee. The company's CEO may not serve on more than one public company board in addition to our Board. All directors are in compliance with these outside service limits at this time. Further, as noted above, in determining whether to recommend a director for re-election, the Governance Committee annually evaluates these standards and considers each director's ability to commit the time and attention appropriate for effective Board service.

Information About the Board of Directors

Below are brief biographies for each of our current directors and descriptions of the directors' key qualifications, skills, and experiences that contribute to the Board's effectiveness as a whole.

Director Nominees



Director since 2013
Age: 66
at Annual Meeting

INDEPENDENT DIRECTOR

COMMITTEES
Audit (Chair)
Regulatory Compliance

Theodore H. Bunting, Jr.

Mr. Bunting retired as the Group President, Utility Operations of Entergy Corporation, an integrated energy company, where he previously served as Senior Vice President and Chief Accounting Officer. He has extensive financial, accounting and operational experience as a senior executive with a public company in a regulated industry. Mr. Bunting has experience as a director at other publicly traded companies, is a certified public accountant, and also qualifies as an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

Entergy Corporation
Group President, Utility Operations (2012–2017)
Sr. Vice President and Chief Accounting Officer (2007–2012)
Numerous other executive roles (joined Entergy in 1983)

PUBLIC COMPANY BOARD EXPERIENCE
The Hanover Insurance Group, Inc., since 2020
NiSource Inc., since 2018
Prior board service: Infrastructure and Energy Alternatives, Inc. (2021-2022)

QUALIFICATIONS
- Accounting/Auditing
- Business Operations
- Capital Management
- Other Recent Public Company Board Experience
- Regulatory/Risk Management



Director since 2019
Age: 65
at Annual Meeting

INDEPENDENT DIRECTOR

COMMITTEES
Audit
Risk and Finance (Chair)

Susan L. Cross

Ms. Cross is the former Executive Vice President and Global Chief Actuary of XL Group Ltd (now AXA XL), a global insurance and reinsurance company. She previously held various chief actuarial positions for the operational segments of XL Group Ltd. Ms. Cross brings more than three decades of financial, actuarial, insurance and risk experience as a senior executive with an international company in a regulated industry. She is a director of another publicly traded company, and she also qualifies as an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

XL Group Ltd.
Executive Vice President and Global Chief Actuary (2008–2018)
Senior Vice President and Chief Actuary
XL Group (2006–2008)
XL Reinsurance (2000–2006)
XL America (1999–2000)
Significant consulting experience with Willis Towers Watson in the U.S. and Bermuda

PUBLIC COMPANY BOARD EXPERIENCE

SiriusPoint Ltd., since 2024

Enstar Group Limited, since 2020

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Insurance/Financial Industry Experience
- International
- Other Recent Public Company Board Experience
- Regulatory/Risk Management



Director since 2018

Age: 66
at Annual Meeting

**INDEPENDENT
DIRECTOR**

COMMITTEES

Governance
Human Capital (Chair)

Susan D. DeVore

Ms. DeVore served as the Chief Executive Officer of Premier, Inc., a leading health care improvement company. She previously served as President of Premier from 2013 to April 2019, and before that served as President and Chief Executive Officer for its predecessor company, Premier Healthcare Solutions, Inc. She also previously served as the Chief Operating Officer for a number of affiliated Premier entities. Prior to joining Premier, Ms. DeVore had two decades of finance, strategy and health care consulting experience.

CAREER EXPERIENCE

Premier, Inc.
CEO (2013–May 2021)
President (2013–April 2019)
Premier Healthcare Solutions, Inc.
President and CEO (2009–2013)
COO (2006–2009)
Significant consulting experience with Ernst & Young LLP, including service as a Partner, Executive Committee member and Senior Healthcare Industry Management Practice Leader

PUBLIC COMPANY BOARD EXPERIENCE

Solventum Corporation, since April 2024
Elevance Health, Inc., since 2021
Prior board service: Premier, Inc. (2013–2021)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- CEO or CFO Experience
- Corporate Governance Leadership
- Other Recent Public Company Board Experience
- Regulatory/Risk Management
- Technology/Digital Transformation



Director since 2016
Age: 68
at Annual Meeting

**INDEPENDENT
DIRECTOR**

COMMITTEES
Governance
Risk and Finance

Joseph J. Echevarria

Mr. Echevarria retired as the Chief Executive Officer of Deloitte LLP, a global provider of professional services, where he previously held increasingly senior leadership positions. He is currently the CEO of the University of Miami, a private research university, where he also serves as a Senior Advisor to the President. He brings to the Board significant experience in finance, accounting, global operations, executive management and corporate governance. Mr. Echevarria has experience as a director at other publicly traded companies and is also a certified public accountant.

CAREER EXPERIENCE

University of Miami
CEO (since 2022)
CEO of UHealth and EVP for Health Affairs (2021-2022)

Deloitte LLP
CEO (2011–2014)
Various executive positions during his 36 years with Deloitte

PUBLIC COMPANY BOARD EXPERIENCE

The Bank of New York Mellon Corporation, since 2015
(Non-Executive Chair since September 2019)
Pfizer Inc., since 2015
Prior board service: Xerox Holdings Corporation (2017–2023)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- CEO or CFO Experience
- Corporate Governance Leadership
- Insurance/Financial Industry Experience
- International
- Other Recent Public Company Board Experience
- Regulatory/Risk Management



Director since 2014
Age: 69
at Annual Meeting

**INDEPENDENT
DIRECTOR**

COMMITTEES
Human Capital
Regulatory Compliance (Chair)

Cynthia L. Egan

Ms. Egan retired as the President of T. Rowe Price Retirement Plan Services, Inc., a subsidiary of the global investment management firm T. Rowe Price Group, Inc. Prior to that, she held various executive positions at Fidelity Investments. She has significant operational experience in delivering complex financial products and services on a large scale to institutional and retail clients, and has used technology and process improvement to successfully lead businesses through transition, including growth and strategic redirection. Ms. Egan's knowledge of the retirement industry gives her insight into the need for the financial protection benefits we provide. Ms. Egan also has experience operating in a regulated environment, serving as a director at other publicly traded companies, and with institutional and retail client services.

CAREER EXPERIENCE

U.S. Department of the Treasury
Senior Advisor on the development of a Treasury-sponsored retirement savings program (2014–2015)

T. Rowe Price Retirement Plan Services, Inc.
President (2007–2012)

Fidelity Investments
Various leadership and executive positions, including President of the Fidelity Charitable Gift Fund (1989–2007)

PUBLIC COMPANY BOARD EXPERIENCE

BlackRock Fixed Income Fund Complex, since 2016
The Hanover Insurance Group, Inc., since 2015
(Chair since December 2020)
Huntsman Corporation, since 2020
(Vice Chair and Lead Independent Director since January 2022)

QUALIFICATIONS

· Business Operations
· Corporate Governance Leadership
· Insurance/Financial Industry Experience
· Investment Markets
· Other Recent Public Company Board Experience
· Regulatory/Risk Management
· Technology/Digital Transformation



Director since 2008
Age: 68
at Annual Meeting

INDEPENDENT DIRECTOR

Chairman of the Board of Directors

Kevin T. Kabat

Mr. Kabat is Chairman of Unum's Board of Directors, and the retired Chief Executive Officer and Vice Chairman of Fifth Third Bancorp, a diversified financial services company. He also served in numerous executive positions with Fifth Third. He has executive leadership experience, extensive financial, operating and strategic planning expertise and understands the importance of risk management and the challenges of managing a business in a highly regulated industry. Mr. Kabat also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Fifth Third Bancorp
CEO (2007–2015)
President (2006–2012)
Other executive roles, including with predecessor companies

PUBLIC COMPANY BOARD EXPERIENCE

Crown Castle Inc., since 2023
NiSource Inc., since 2015 (Chair since May 2019)
Prior board service: AlTi Global, Inc. (Chair from January through August 2023); E*TRADE Financial Corporation (2016–2020, including Lead Independent Director from 2016–2020); Fifth Third Bancorp (2007–2016, including Executive Chairman from 2008–2010 and Executive Vice Chairman from 2012–2016)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- CEO or CFO Experience
- Corporate Governance Leadership
- Insurance/Financial Industry Experience
- Other Recent Public Company Board Experience
- Regulatory/Risk Management



Director since 2012
Age: 63
at Annual Meeting

INDEPENDENT DIRECTOR

COMMITTEES
Audit
Risk and Finance

Timothy F. Keaney

Mr. Keaney retired as the Vice Chairman of the Bank of New York Mellon Corporation, a global investments company, prior to which he held various executive positions within the organization. He possesses significant operational, investment and financial experience with a public company in a highly regulated industry, including lengthy periods of executive leadership service in the U.K. Mr. Keaney also qualifies as an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

The Bank of New York Mellon Corporation
Vice Chairman (2010–2014)
CEO, Investment Services (2013–2014)
CEO and co-CEO, Asset Servicing (2007–2012)
Other executive roles

PUBLIC COMPANY BOARD EXPERIENCE

AlTi Global, Inc., since 2023 (Chair since September 2023)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance Leadership
- Insurance/Financial Industry Experience
- International
- Investment Markets
- Other Recent Public Company Board Experience
- Regulatory/Risk Management

Gale V. King

Ms. King is the former Executive Vice President and Chief Administrative Officer for Nationwide Mutual Insurance Company, a leading diversified insurance and financial services company, where she previously served as Executive Vice President and Chief Human Resources Officer and held a variety of other senior roles during her 37-year tenure. She has significant executive management and operational leadership experience, human capital management expertise, and an extensive background in driving strategy, change initiatives, and succession plans. Ms. King also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Nationwide Mutual Insurance Company
Executive Vice President and Chief Administrative Officer (2012–2021)
Executive Vice President and Chief Human Resources Officer (2009–2012)
Senior Vice President, Property & Casualty Human Resources (2003–2009)

PUBLIC COMPANY BOARD EXPERIENCE

AutoZone, Inc., since 2018
Prior board service: J.B. Hunt Transport Services, Inc. (2020–2023)

QUALIFICATIONS

- Business Operations
- Corporate Governance Leadership
- Insurance/Financial Industry Experience
- Other Recent Public Company Board Experience
- Regulatory/Risk Management
- Technology/Digital Transformation



Director since 2022
Age: 68
at Annual Meeting

INDEPENDENT DIRECTOR

COMMITTEES
Audit
Human Capital



Director since 2023
Age: 59
at Annual Meeting

INDEPENDENT DIRECTOR

COMMITTEES
Risk and Finance
Regulatory Compliance

Mojgan M. Lefebvre

Ms. Lefebvre has been Executive Vice President and Chief Technology & Operations Officer of the Travelers Companies, Inc., a property casualty insurer, since May 2019, having joined the company in September 2018 as Executive Vice President and Chief Information Officer, Enterprise Operations and eBusiness. At Travelers, she is responsible for the global technology and operations functions, including cloud technologies, cybersecurity, digital capabilities, data and analytics, customer service, and billing. From 2010 to 2018, Ms. Lefebvre served as Senior Vice President and Chief Information Officer for various business units at Liberty Mutual Insurance, including Commercial Markets, Global Specialty, and Global Risk Solutions. She held chief information officer positions from 2007 to 2010 at bioMerieux, a medical device company, and from 2004 to 2007 at TeleTech Holdings, a customer management solutions provider. Ms Lefebvre also has prior experience as a strategy consultant at Bain & Company.

CAREER EXPERIENCE

The Travelers Companies, Inc.

Executive Vice President and Chief Technology & Operations Officer (since 2019)

Executive Vice President and Chief Information Officer, Enterprise Operations and eBusiness (2018-2019)

Liberty Mutual Insurance

Senior Vice President and Chief Information Officer for various business units (2010–2018)

QUALIFICATIONS

· Business Operations
· Insurance/Financial Industry Experience
· International
· Regulatory/Risk Management
· Technology/Digital Transformation



Director since 2015
Age: 56
at Annual Meeting

DIRECTOR

President and CEO

Richard P. McKenney

Mr. McKenney is the President and Chief Executive Officer of Unum, previously having served as Executive Vice President and Chief Financial Officer. He has significant executive management, financial and insurance industry experience through his prior service as CFO of Unum and other public insurance companies, and through his current service as CEO. He has an intimate knowledge of all aspects of our business and industry, including operational, risk management and public policy, and close working relationships with senior management. Mr. McKenney also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Unum Group
President and CEO (since 2015)
Executive Vice President and CFO (2009–2015)

Sun Life Financial, Inc.
Executive Vice President and CFO (2007-2009)
Executive Vice President (2006-2007)

PUBLIC COMPANY BOARD EXPERIENCE

U.S. Bancorp, since 2017

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- CEO or CFO Experience
- Corporate Governance Leadership
- Insurance/Financial Industry Experience
- International
- Other Recent Public Company Board Experience
- Regulatory/Risk Management



Director since 2015
Age: 68
at Annual Meeting

INDEPENDENT DIRECTOR

COMMITTEES
Governance
Human Capital

Ronald P. O'Hanley

Mr. O'Hanley is the Chairman, President and Chief Executive Officer of State Street Corporation, a provider of financial services to institutional investors worldwide, having previously served as the President and Chief Operating Officer. Prior to that he served as the President and CEO of State Street Global Advisors, the investment management arm of State Street Corporation. He has deep executive management and operational experience within the financial services industry, both domestically and internationally, as well as experience leading investment, financial and risk functions at large, global organizations.

CAREER EXPERIENCE

State Street Corporation
Chairman (since 2020); President and CEO (since 2019)
President and COO (2017–2018)
Vice Chairman (during 2017)
President and CEO, State Street Global Advisors (2015–2017)

Fidelity Investments
President of Asset Management and Corporate Services, and member of Executive Committee (2010–2014)

Other senior leadership positions with The Bank of New York Mellon Corporation and McKinsey & Company, Inc.

PUBLIC COMPANY BOARD EXPERIENCE

State Street Corporation, since 2019 (Chairman since 2020)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- CEO or CFO Experience
- Corporate Governance Leadership
- Insurance/Financial Industry Experience
- International
- Investment Markets
- Other Recent Public Company Board Experience
- Regulatory/Risk Management

Additional Current Director - Retiring at the Annual Meeting

As noted in Item 1 of the "Items to be Voted On" on page 110, Ms. Larson will not stand for re-election and will retire from the Board at the 2025 Annual Meeting.



Director since 2004
Age: 75
at Annual Meeting

INDEPENDENT DIRECTOR

COMMITTEES
Governance (Chair)
Regulatory Compliance

Gloria C. Larson

Ms. Larson retired as the President of Bentley University, one of the leading business schools in the U.S. Prior to her tenure at Bentley, she held numerous leadership positions in the legal, public policy and business fields. She possesses extensive experience in public service and regulatory issues, corporate governance and advising clients in the course of practicing law. Ms. Larson also has experience serving on boards of publicly traded companies. She currently serves as the Interim Executive Director of the Massachusetts Convention Center Authority since January 2024.

CAREER EXPERIENCE
The Massachusetts Convention Center Authority
Interim Executive Director (since 2024)

Harvard University Graduate School of Education
President in Residence (2018–2019)

Bentley University
President (2007–2018)

Foley Hoag LLP
Law firm partner (1996–2007, including service as Co-Chair of Governmental Practices Group)

Other leadership positions with the Commonwealth of Massachusetts (Interim Executive Director of the Convention Center Authority), (Secretary of Economic Affairs) and the Federal Trade Commission (Deputy Director of Consumer Protection)

PUBLIC COMPANY BOARD EXPERIENCE
Prior board service: Boston Private Financial Holdings, Inc. (2015–2021)

QUALIFICATIONS
- Business Operations
- Corporate Governance Leadership
- Other Recent Public Company Board Experience
- Regulatory/Risk Management

Summary of Director Nominee Qualifications and Experience

This table provides a summary view of the key qualifications and backgrounds of each director nominee. The absence of a designation does not mean a director does not possess that qualification.

	Theodore H. Bunting, Jr.	Susan L. Cross	Susan D. DeVore	Joseph J. Echevarria	Cynthia L. Egan	Kevin T. Kabat	Timothy F. Keaney	Gale V. King	Mojgan M. Lefebvre	Richard P. McKenney	Ronald P. O'Hanley
Qualifications											
Accounting/Auditing	●	●	●	●		●	●			●	●
Business Operations	●	●	●	●	●	●	●	●	●	●	●
Capital Management	●	●	●	●		●	●			●	●
CEO or CFO Experience			●	●		●				●	●
Corporate Governance Leadership			●	●	●	●	●	●		●	●
Insurance/Financial Industry Experience		●		●	●	●	●	●	●	●	●
International		●		●			●		●	●	●
Investment Markets					●		●				●
Other Recent Public Board Experience	●	●	●	●	●	●	●	●		●	●
Regulatory/Risk Management	●	●	●	●	●	●	●	●	●	●	●
Technology/Digital Transformation			●		●			●	●		
Demographic Background*											
Board Tenure (Years)	12	6	7	9	11	17	13	3	2	10	10
Age (Years)	66	65	66	68	69	68	63	68	59	56	68
Gender (Male/Female)	M	F	F	M	F	M	M	F	F	M	M
Race/Ethnicity											
African American/Black	●							●			
Hispanic/Latino				●							
Middle Eastern									●		
White/Caucasian		●	●		●	●	●			●	●

* Tenure and age calculated as of the 2025 Annual Meeting. Tenure is rounded to the nearest year and calculated from date of first election.

Director Compensation

The Human Capital Committee (as used in this section, the "Committee") reviews our non-employee director compensation annually and makes recommendations for any adjustments to the Board as appropriate.

Benchmarking

With the assistance of its independent compensation consultant, Pay Governance LLC, the Committee reviews peer group data to understand market practices for director compensation.

Our non-employee director compensation is compared to that of companies in two groups: (1) the Proxy Peer Group described beginning on page 77; and (2) a general industry sample, which consisted of 118 companies for the Committee review held in December 2023. The Committee believes the companies in the general industry sample provide an additional appropriate comparison given that their revenues are well aligned with those of the company (data below as of December 2023):

- Revenues ranging from $6.9 billion at the 25th percentile to $20.2 billion at the 75th percentile (compared to Unum revenues of $12.9 billion).

The use of two groups provides an indication of director pay levels both within the insurance industry as well as the broader market from which we recruit experienced directors. The Committee uses the approximate median of these groups as a reference point for setting director compensation.

The Committee's consultant provided its annual analysis of non-employee director compensation at the December 2024 Committee meeting. After considering this analysis, the Committee determined that director compensation was competitively positioned relative to the Proxy Peer Group median and proposed no changes to non-employee director compensation for 2025/2026.

Elements of Non-Employee Director Compensation

Non-employee directors receive cash retainers and equity awards as outlined in the following table:

NON-EMPLOYEE DIRECTOR COMPENSATION

	2024 Pay ($)
All Directors	
Annual cash retainer	125,000
Annual restricted stock unit award	175,000
Committee Chairs	
Additional annual cash retainer	25,000
Board Chairman	
Additional annual cash retainer (paid 50% in cash and 50% in equity)	225,000

For new Board members, these amounts are prorated for partial-year service based on the date of election to the Board. Amounts may be deferred at each director's election for payment in company common stock at a future date. Directors deferring cash compensation receive a number of deferred share rights equal to the number of whole shares of common stock that could be purchased for the deferred amount, based on the closing price of a share of common stock on the date the cash compensation would otherwise be payable.

Directors' expenses for attending Board and committee meetings, or other meetings relating to company business, are paid by the company. Directors are also eligible to participate in our matching gifts program. Under this program, we match up to $10,000 each year for eligible gifts to nonprofit organizations. Directors can also elect to contribute to the Unum Political Action Committee (UnumPAC) through a deduction from their annual fees earned. For those who choose to contribute to the UnumPAC and utilize the matching contribution feature, the company will make a matching contribution to the qualifying charity of the Board member's choice up to the $10,000 matching gift limit.

Mr. McKenney is employed by the company and receives no additional compensation for his Board service.

2024 Compensation

Our Board compensation year starts at each Annual Meeting and concludes on the next Annual Meeting. The annual Board and committee chair cash retainers and restricted stock unit awards are paid/granted annually in advance. The additional retainer for the Board Chairman is paid in the form of 50% cash and 50% restricted stock units. The following table provides details of the compensation of each person who served as a non-employee director during 2024.

NON-EMPLOYEE DIRECTOR COMPENSATION

	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Theodore H. Bunting, Jr.	150,000	174,987	5,000	329,987
Susan L. Cross	149,985	174,987	10,000	334,972
Susan D. DeVore	150,000	174,987	10,000	334,987
Joseph J. Echevarria	124,983	174,987	—	299,970
Cynthia L. Egan	150,000	174,987	10,000	334,987
Kevin T. Kabat	237,500	287,509	—	525,009
Timothy F. Keaney	125,000	174,987	5,000	304,987
Gale V. King	125,000	174,987	10,000	309,987
Gloria C. Larson [4]	150,000	174,987	10,000	334,987
Mojgan M. Lefebvre	124,983	174,987	—	299,970
Ronald P. O'Hanley	125,000	174,987	10,000	309,987

(1) Amounts represent retainers, including for service as Board Chairman and committee chairs, which were paid in 2024, either in cash or deferred shares, for 2024/2025 Board service.

Board members were given the opportunity to contribute to the UnumPAC from their fees earned. If the Board member elected to make a UnumPAC contribution, it was deducted from their cash fees and the remainder was paid in cash or converted to deferred share rights, based on the Board member's election. For those who chose to contribute to the UnumPAC and utilize the matching contribution feature, the company would make a matching contribution to the qualifying charity of the Board member's choice up to the $10,000 matching gift limit. For those who elect to have their UnumPAC contribution matched, the match is made in the next calendar year (i.e., in 2024 for the 2023 contribution or in 2025 for the 2024 contribution).

Mr. Echevarria and Mses. Cross and Lefebvre each elected to defer their cash retainers, which were converted to deferred share rights with a value substantially equal to their respective amount reflected in the table.

(2) On May 23, 2024, each non-employee director was granted 3,342 restricted stock units (RSUs) under our 2022 Stock Incentive Plan. Mr. Kabat was granted an additional 2,149 RSUs for his service as Board Chairman.

We account for stock-based payments under the requirements of Financial Accounting Standards Board (FASB) ASC Topic 718 "Compensation - Stock Compensation" (ASC 718). A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 13 of the Consolidated Financial Statements in Part II, Item 8 of our Form 10-K for the year ending December 31, 2024.

The following table provides details of the unvested RSUs held by each non-employee director as of December 31, 2024. Beginning with the May 25, 2023 grant, dividends on director RSUs are accrued in cash (instead of as additional RSUs) and paid at the same time that the underlying RSUs vest. Deferred share rights are fully vested and not reflected in the table below.

Director Name	Number of Restricted Stock Units Held at Fiscal Year End	Director Name	Number of Restricted Stock Units Held at Fiscal Year End
Theodore H. Bunting, Jr.	3,342	Timothy F. Keaney	3,342
Susan L. Cross	3,342	Gale V. King	3,342
Susan D. DeVore	3,342	Gloria C. Larson	3,342
Joseph J. Echevarria	3,342	Mojgan M. Lefebvre	3,342
Cynthia L. Egan	3,342	Ronald P. O'Hanley	3,342
Kevin T. Kabat	5,491		

(3) Amounts represent the company's matching gifts resulting from the directors' charitable gifts. The UnumPAC matching gifts are reflected for those who chose to contribute to the UnumPAC during 2023 and chose to utilize the matching contribution feature during 2024. For those who made a UnumPAC contribution during 2024 and elected to have their UnumPAC contribution matched, the match will be made in 2025 and reflected in the Non-Employee Director Compensation table next year.

(4) Ms. Larson will not stand for re-election and will retire from the Board at the 2025 Annual Meeting.

Director Stock Ownership and Retention Requirements

Each non-employee director is required to own Unum equity securities with an aggregate value of five times the director's annual cash retainer (for a total current ownership requirement of $625,000). New directors have five years from the date of their election to meet the ownership requirement.

Non-employee directors are required to retain 100% of the shares they receive as director compensation until their ownership requirement is met and must thereafter continue to meet the ownership requirement after giving effect to any proposed disposition of shares.

The Committee annually reviews each director's stock ownership level. If a director does not reach his or her ownership requirement within the time period provided, the Committee will determine whether action is appropriate. For purposes of calculating stock ownership, the greater of the spot price or the preceding 12-month average closing stock price is used to reduce volatility in outcomes. As of December 31, 2024, each of the 11 non-employee directors then serving on the Board met the ownership requirement.

Board and Committee Governance

Corporate Governance Guidelines

The Board of Directors has adopted corporate governance guidelines on a number of significant matters, including director selection and independence, director responsibilities, Board leadership, and management succession. The corporate governance guidelines are available on our investor relations website under the "Governance" heading at www.investors.unum.com. The Governance Committee regularly reviews developments in corporate governance and recommends updates to the corporate governance guidelines and other documents as necessary or appropriate in response to regulatory requirements and evolving practices.

Board Leadership Structure

Kevin T. Kabat serves as non-executive Chairman of the Board and Richard P. McKenney serves as President and CEO of the company. As the non-executive Chairman, Mr. Kabat is also deemed the Lead Independent Director and, as such, has the responsibilities outlined in our corporate governance guidelines, including:

- Presiding at all meetings of the Board, including executive sessions of the non-management and independent directors;
- Communicating actions/issues arising from executive sessions to the CEO, as appropriate;
- Authority to call meetings of the independent directors;
- Authority to approve meeting schedules, agendas and information provided to the Board;
- Advising the Board on Board development, including Board and committee leadership succession planning;
- Unless otherwise determined by the Board, meeting with each director to evaluate the Board and committees and reporting this evaluation to the Governance Committee;
- When requested by the independent directors, hiring advisors to the independent directors, to be paid by the company;
- Receiving, through the Corporate Secretary, communications from shareholders seeking to communicate with the Board;
- Serving as a liaison to the independent directors; and
- If requested by major shareholders, ensuring he is available for consultation and direct communication.

The Board believes the current leadership structure provides significant independent oversight of management, as Mr. McKenney (our CEO and an employee of the company) is the only member of the Board who is not an independent director. The Board holds executive sessions, without management present, at each regularly scheduled in-person Board meeting. In 2024, the independent directors met alone in executive session five times, and each session was chaired by Mr. Kabat.

Our bylaws and corporate governance guidelines allow the offices of Chairman and CEO to be filled by the same or different individuals. This allows the Board flexibility to select the appropriate leadership for our company based on a number of factors, including the specific needs of the business and what best serves the company and shareholders at a given time. The independent directors of the Board will continue to review the Board's leadership structure periodically and may modify this structure from time to time as they determine appropriate and in the best interests of the company and shareholders.

Board Meetings and Attendance

The Board of Directors met eight times during 2024. Depending upon committee assignments and when a director joined the Board, a director generally had 8 to 22 meetings to attend in 2024. Average director attendance at Board and committee meetings exceeded 99%, and each incumbent director attended at least 94% of the total number of meetings of the Board and committees on which he or she served during the period of the director's service in 2024.

Directors are expected to attend Annual Meetings. All current directors serving on the Board at the time of the 2024 Annual Meeting attended that meeting.

Committees of the Board

The Board of Directors has five standing committees: Audit, Risk and Finance, Governance, Human Capital, and Regulatory Compliance. Each committee has a charter available on our investor relations website under the "Governance" heading at www.investors.unum.com. In addition to the duties contained in their respective charters (some of which are listed under "Committee Responsibilities" below), each committee may be assigned additional tasks by the Board, and each is charged with reporting its activities to the Board.

BOARD MEMBERS AND COMMITTEES

	Audit	Risk & Finance	Governance	Human Capital	Regulatory Compliance
Theodore H. Bunting, Jr.[1]	Chair				●
Susan L. Cross[1]	●	Chair			
Susan D. DeVore			●	Chair	
Joseph J. Echevarria		●	●		
Cynthia L. Egan				●	Chair
Kevin T. Kabat[2]					
Timothy F. Keaney[1]	●	●			
Gale V. King	●			●	
Gloria C. Larson[3]			Chair		●
Mojgan M. Lefebvre		●			●
Richard P. McKenney[4]					
Ronald P. O'Hanley			●	●	
2024 Committee Meetings	8	4	4	6	4

(1) Audit Committee Financial Expert
(2) Chairman of the Board
(3) As noted in Item 1 of the "Items to be Voted On" on page 110, Ms. Larson will not stand for re-election and will retire from the Board at the 2025 Annual Meeting.
(4) President and CEO

COMMITTEE RESPONSIBILITIES

Listed below are certain areas of responsibilities for the Board's committees. For a complete listing of each committee's responsibilities, please refer to their charters located on our investor relations website under the "Governance" heading at www.investors.unum.com.

Audit Committee[1]

- Assists the Board in its oversight of the integrity of the company's and its subsidiaries' financial statements and related disclosures and the effectiveness of the company's internal control over financial reporting.
- Evaluates the qualifications, independence, and performance of the company's independent auditors, and has the sole authority to appoint and, if necessary, replace the company's independent auditors.
- Oversees the company's internal audit function.
- Assists the Board in its oversight of the financial risks of the company.
- Oversees the company's compliance with legal and regulatory requirements within the scope of the Audit Committee's responsibilities.
- A more complete description of the responsibilities of the Audit Committee is included in the "Report of the Audit Committee" on page 53.

Governance Committee[2]

- Assists the Board in implementation and oversight of our corporate governance policies. The Governance Committee recommends criteria for selecting new directors, identifies qualified candidates for the Board, and recommends the individuals to be nominated by the Board for election as directors.
- Develops and recommends to the Board our corporate governance guidelines.
- Oversees the process for Board and committee evaluations.
- Advises the Board on corporate governance matters, including with respect to the size, composition, operations, leadership, succession plans, independence and the needs of the Board and its committees.
- Oversees and monitors the effectiveness of the company's sustainability program and annually reviews the company's Impact and Sustainability report.
- Advises the Board and other committees regarding sustainability risks and opportunities.

Human Capital Committee[3]

- Assists the Board in oversight of our compensation and benefit programs, related risks to support business plans, compliance with regulatory requirements related to compensation, attraction and retention of key executives, and tying compensation to performance.
- Establishes our general compensation philosophy, principles and practices.
- Reviews and takes into consideration the results of any shareholder votes on executive compensation matters, including the results of the most recent shareholder advisory vote on executive compensation.
- Evaluates and approves compensation and benefit plans.
- Annually reviews performance and approves compensation of the CEO and other executive officers.
- Reviews and recommends to the Board the form and amount of director compensation.
- Oversees the company's development and implementation of, and monitors the effectiveness of, the company's policies and strategies relating to its human capital management function.

Regulatory Compliance Committee[4]

- Assists the Board in its oversight of regulatory, compliance, policy and legal matters and related risks and compliance with laws and regulations.
- Monitors the effectiveness of our compliance efforts concerning applicable regulatory and legal requirements and internal policy.
- Reviews and discusses with management any communication to or from regulators or governmental agencies and any complaints, reports and legal matters that raise significant issues regarding our compliance with applicable laws or regulations.
- Reviews the political contributions of UnumPAC and Unum and oversees compliance with the company's Policy Statement on Political Contributions.
- Monitors the investigation and resolution of any significant instances of noncompliance or potential compliance violations.

Risk and Finance Committee[5]

- Assists the Board in oversight of our investments, capital and financing plans and activities, including dividends and borrowings, and related financial matters and the associated risks. It also oversees our enterprise risk management activities and other risks not specifically allocated to another committee.

- Monitors, evaluates and recommends to the Board capital and financing plans, activities, requirements and opportunities.

- Oversees implementation of and compliance with investment strategies, guidelines and policies.

- Authorizes material loans and investments of the company.

- Oversees and receives reports concerning overall management of risks arising under the company's information security (including cybersecurity) and business resiliency (including disaster recovery and business continuity) programs.

- Monitors, evaluates and makes recommendations regarding matters pertaining to our Closed Block segment, including long-term care business, that could have meaningful impact upon any of the matters for which the Risk and Finance Committee has oversight responsibility.

(1) All members of the Audit Committee meet the independence requirements of the SEC and the NYSE and our corporate governance guidelines. Ms. Cross and Messrs. Bunting and Keaney are "audit committee financial experts" under SEC regulations, and all members of the Audit Committee are "financially literate" as required by the NYSE.

(2) All members of the Governance Committee meet the independence requirements of the NYSE and our corporate governance guidelines.

(3) All members of the Human Capital Committee meet the independence requirements of the NYSE for directors and compensation committee members and our corporate governance guidelines and are "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934.

(4) All members of the Regulatory Compliance Committee meet the independence requirements of our corporate governance guidelines.

(5) All members of the Risk and Finance Committee meet the independence requirements of our corporate governance guidelines.

The Board's Role in Risk Oversight

The Board has an active role, as a whole and through is committees, in overseeing management of the company's risks. The Board is responsible for overseeing strategic risk, and it regularly reviews information regarding our capital, liquidity and operations, as well as the risks associated with each. The Risk and Finance Committee is responsible for oversight of the company's risk management process, including financial risk and operational risk, as well as any other risk not specifically assigned to another Board committee. The Risk and Finance Committee is also responsible for overseeing risks associated with investments, and capital and financing plans and activities, including those pertaining to our Closed Block segment. In addition, the Risk and Finance Committee oversees risks arising under our information security and business resiliency programs, including cybersecurity and disaster recovery, although other committees oversee cyber-related operational risks as necessary to carry out their responsibilities. The Audit Committee is responsible for oversight of financial and financial reporting risk and continues to fulfill its NYSE-mandated responsibility to discuss guidelines and policies with respect to the process by which the company undertakes risk assessment and risk management. The Human Capital Committee is responsible for overseeing the management of risks relating to our compensation plans and programs and, as more fully described below, receives an annual report from the company's Chief Risk Officer about these risks. The Human Capital Committee also oversees risks relating to recruitment, retention, talent management, and employee engagement. The Regulatory Compliance Committee oversees management of risks related to regulatory, compliance, policy and legal matters, both current and emerging and whether of a local, state, federal or international nature. The Governance Committee assists the Board in implementation and oversight of the company's corporate governance policies and advises the Board on corporate governance matters and risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks in addition to the risk information it receives directly.

For additional information on our enterprise risk management program, see "Risk Management" on page 52.

Compensation Risk

Each year, the company's Chief Risk Officer, in consultation with the Human Capital Committee, undertakes a risk assessment of our compensation programs and practices. This year's process included the following steps:

- Review of the overall design and philosophy of the company's incentive compensation programs, including any proposed changes;
- Receive reports from incentive program owners on risk assessment and management;
- Review and assessment of the 2024 annual incentive program and long-term incentive program performance measures for alignment with actual business results;
- Identification of fundamental principles to test, including the SEC's non-exclusive list of situations where compensation programs may have the potential to raise material risks to the company;
- Assessment of the incentive programs in light of the company's primary risks (as disclosed in the company's Form 10-K) and the company's annual financial and capital plans;
- Review reports to the Human Capital Committee regarding incentive compensation programs; and
- Review and confirm the UK Chief Risk Officer's and Poland Risk Manager's remuneration risk assessments and individual sign-offs.

Based on this assessment, the following conclusions were reached by the Chief Risk Officer and presented to the Human Capital Committee:

- The company's incentive program targets, thresholds, caps, metric weightings and payout curves are effective control mechanisms;
- The incentive plans are balanced and align the long-term interests of stakeholders and management;
- Individual performance assessments, which evaluate leadership performance and expectations, are included in each employee's annual award determinations;
- The program's goals are effectively balanced and consistent with the risk levels embedded in the company's financial and capital plans;
- All potential awards are subject to Human Capital Committee discretion, and the company has recoupment policies in place in the event of a material earnings restatement; and
- The sales/field compensation programs are adjusted annually to align with corporate strategy.

Accordingly, our Chief Risk Officer and the Human Capital Committee determined the company's compensation programs do not create risks that are reasonably likely to have a material adverse effect on the company, and the programs fall within the range of the company's risk appetite.

Oversight of Cybersecurity

The Risk and Finance Committee oversees the company's cybersecurity program, which includes controls and procedures for monitoring, reporting, managing, and remediating cyber threats and is designed to protect the confidentiality, integrity and availability of all data the company owns or possesses. The company's Chief Information Security Officer (CISO) manages the program, with collaboration across the company's businesses and functions. The CISO makes quarterly reports to the Risk and Finance Committee about material cybersecurity risks, updates to the cybersecurity program, metrics that evaluate the effectiveness of the cybersecurity program, material cybersecurity incidents and remediation plans. The Risk and Finance Committee also receives timely reports from the CISO when there are significant cybersecurity incidents or updates to the company's cybersecurity risk assessment, which are also communicated to the full Board. The Audit Committee receives updates on significant cybersecurity incidents and plans as part of its oversight of the company's financial risks and in connection with its oversight of the integrity of the company's financial statements and related disclosures. The full Board also takes an active role in overseeing cybersecurity risk, including receiving updates twice a year from the CISO, one of which includes an annual report from the CISO that provides an overview of the status and effectiveness of our cybersecurity risk management program and participating in cybersecurity incident response tabletop exercises.

Impact and Sustainability

The Governance Committee oversees and monitors the effectiveness of the company's sustainability program, including strategies and key initiatives. The Governance Committee receives quarterly reports concerning progress against corporate sustainability priorities and reviews annually the company's Impact and Sustainability report prior to publication. In addition, other Board committees regularly discuss and oversee specific impact and sustainability-related matters within their areas of responsibility. For example, the Human Capital Committee monitors the effectiveness of our human capital strategies, and corporate social responsibility programs, and the Regulatory Compliance Committee discusses public policy matters. The full Board also seeks to understand investor and stakeholder expectations regarding these issues through annual shareholder outreach efforts in which the Chair of the Human Capital Committee participates.

Director Retirement Policy

Our bylaws do not allow any person to serve as a director beyond the date of the Annual Meeting of Shareholders immediately following his or her 75th birthday. In accordance with this policy, Ms. Larson will not stand for re-election and will retire from the Board effective at the 2025 Annual Meeting.

Compensation Committee Interlocks and Insider Participation

During 2024, Mses. DeVore, Egan and King and Mr. O'Hanley each served as a member of our Human Capital Committee. None of the members has served as an officer of the company, and during 2024 none of the members was an employee of the company. None of our executive officers served as a member of a board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board or Human Capital Committee.

Related Party Transactions and Policy

The Board has adopted a written policy concerning related party transactions. This policy covers any transaction in which the company was or is to be a participant and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest. A "related party" means any of our directors, director nominees, executive officers, persons known to us to beneficially own more than 5% of our outstanding common stock, and any of their respective immediate family members, and any entity in which any of these persons has an interest as an employee, principal or 10% or greater beneficial owner or other material financial interest.

Prior to entering into a transaction that may be viewed as a related party transaction, the related party is responsible for notifying our general counsel of the facts and circumstances of the transaction. If the general counsel determines the proposed transaction is a related party transaction, it is submitted to the disinterested members of the Audit Committee for consideration at the next Committee meeting (or to the chair of the Committee if it is not practical to wait until the next meeting and the chair is not a related party to the transaction). The Committee considers all relevant facts and circumstances, including the benefits to the company, if the related party is an independent director or nominee, the potential effect of entering into the transaction on the director's or nominee's independence, any improper conflict of interest that may exist, the availability of other sources for the products and services, the terms of the transaction, and the terms available from or to unrelated third parties generally.

The transaction may be approved if it is determined in good faith not to be inconsistent with the best interests of the company and shareholders. Certain types of transactions are deemed to be pre-approved by the Audit Committee, including executive officer and director compensation arrangements approved by the Board of Directors or the Human Capital Committee, indemnification payments and any transaction between the company and any entity in which a related party has a relationship solely as a director, less than 10% equity holder, or employee (other than an executive officer), or all of these relationships.

The company has not engaged in any related party transactions since the beginning of 2024.

Codes of Conduct and Ethics

The Board has adopted a Code of Conduct establishing certain business practices and ethics applicable to all of our directors, officers and employees. Our Code guides employees on how to abide by the company's principles and access the resources available to address any ethical issues that arise. We provide online and toll-free access to report ethical issues confidentially, conduct annual training and offer self-service access to a variety of educational materials related to issues covered in our Code. The Board has also implemented a separate Code of Ethics applicable to our CEO and certain of our senior financial officers.

We expect all employees and officers of Unum to abide by the principles and policies set forth in our codes. Both of these codes are available on our investor relations website under the "Governance" heading at www.investors.unum.com. In the event we amend or waive any of the provisions of our codes applicable to our directors or executive officers, we intend to disclose them on this website to the extent required by SEC or NYSE rules.

Unum continuously strives to operate with the highest standard of excellence and fully understands that integrity and trust are central to all we do to support our customers and employees. This commitment was recognized externally for a fifth consecutive year, as Unum was named one of the World's Most Ethical Companies by Ethisphere[®], a global leader in defining and advancing corporate ethical standards. Unum has an independent review of our ethics and compliance program performed every three years. In 2023, Unum engaged Ethisphere to conduct a comprehensive review of Unum's ethics and compliance program, evaluating the program against regulatory guidelines, industry best practices, and other benchmarks. Unum earned Ethisphere's Compliance Leader Verification for 2023 and 2024, which recognizes organizations with an outstanding commitment to achieving a best-in-class ethics and compliance program.

Other Governance Matters

Shareholder Engagement

In line with our commitment to open communication and transparency, a robust shareholder engagement process occurs throughout the year.

Our investor relations team maintains an open dialogue with the financial community, including our current shareholders. Quarterly earnings reports provide an opportunity to update the financial markets on the most recent financial results as well as strategy, capital management plans, and our outlook. The day after each quarterly earnings release, our executive management team, including the CEO and CFO, hosts a conference call with the investment community with prepared comments on our results as well as a question and answer session.



Our Investor Relations team maintains an open dialogue with the financial community.



Investors and shareholders are invited to contact the investor relations team with questions regarding the company's results and strategy.

The investor relations team and executive management regularly participate in several financial services related conferences hosted by sell-side analysts or investment banking firms. During these sessions, we communicate with investors and shareholders, as well as investment analysts, in small group sessions and/or through management presentations. We also reach out to existing and prospective shareholders over the course of each quarter. Investors and shareholders are also invited to contact the investor relations team directly with questions regarding the company's results and strategy.

In the late summer and early fall, representatives from our investor relations, legal and human resources teams invite our top shareholders to engage with us on our business, corporate governance and executive compensation practices, as well as to learn about any other topics that are important to our shareholders. During 2024, we contacted shareholders who represented approximately 86% of our shares held by institutions. Seven shareholders, representing approximately 6% of our outstanding institutional shares, accepted our invitation for engagement. Shareholders representing approximately 44% of our outstanding institutional shares responded that a meeting was not necessary. Overall, these communications promote greater engagement with our shareholders on various corporate governance issues and provide a forum to share perspectives on our policies and practices.



We provide a forum to share perspectives on our policies and practices.



Feedback from shareholder meetings is used to enhance proxy disclosures, governance and compensation changes.

During the winter, we review the feedback we received during the shareholder meetings with both our Governance and Human Capital Committees, as well as with the full Board, and use it to enhance proxy disclosures and consider any recommended governance and compensation changes prior to the next Annual Meeting. Following our Annual Meeting in the spring, we review our shareholder voting results, consider compensation and governance trends and current best practices, and conduct follow-up meetings with shareholders to address any issues.

The company historically holds outlook meetings to discuss our financial and capital plans and to update the financial community on our strategy. Most recently, the company held an outlook meeting on February 5, 2025, which was followed by a meeting on February 27, 2025; presentation materials related to those meetings may be found on the company's investor relations website under the "News & Events" heading at www.investors.unum.com or on the SEC's website at www.sec.gov.

For additional information on feedback we received from our shareholders during our outreach efforts, refer to page 7.

Impact and Sustainability

We provide a critical financial safety net for millions of people, a fact that drives us to deliver for those who count on us. This focus on doing the right thing guides our approach to business, sustainability and social responsibility. Unum has a long tradition of engaging with shareholders, customers, employees, suppliers and communities in order to support our enterprise purpose, goals, strategy and values.

The Governance Committee of the Board provides oversight and guides the company's sustainability strategy and initiatives. We continue to strengthen and mature our management and disclosure of sustainability matters, and to evaluate and address emerging risks and opportunities to our business.

Our corporate sustainability strategic framework supports our corporate strategy to help create long-term value for key stakeholders by implementing business strategies that include social, environmental, governance and economic dimensions of doing business. By implementing business strategies that align impact and sustainability issues with key economic drivers, we strive to create long-term value for investors and customers, while benefiting the communities in which we operate. Our strategies consider both opportunities and risks associated with the sustainability-related dimensions of our business.

A more comprehensive discussion of our efforts and progress is published annually in our Impact and Sustainability Report, which is available at www.investors.unumgroup.com.

Good Governance and Responsible Business

We work to maintain a sound governance framework rooted in a culture of integrity and responsiveness to the long-term interests of our shareholders. Shareholder perspectives are valued by the Board and management as they consider the current governance landscape and shape our practices to keep pace with, if not stay ahead of, best practices. We list many of our governance practices on page 7.

This commitment to good governance was recently recognized externally, as Unum was named one of the World's Most Ethical Companies by Ethisphere®, a global leader in defining and advancing corporate ethical standards. This is our fifth consecutive year receiving this honor.



ACCESS TO FINANCIAL PROTECTION BENEFITS

We help millions of people gain affordable access to disability, life, accident, critical illness, dental and vision benefits through the workplace — benefits that help them protect their families, their finances and their futures. We are focused on understanding and anticipating the evolution of the workforce so that the financial protection we provide aligns with emerging needs.

Our product portfolio provides a wide range of coverage options for employees, including:

- Life insurance plans that feature financial, legal and emotional counseling for beneficiaries;
- Short-term and long-term disability insurance with a variety of coverage options; and
- Accident, critical illness and hospital insurance plans that feature benefits for many health situations.

Our absence management and other workplace solutions reduce HR headaches with modern tools designed for increased visibility and an elevated employee experience.

We monitor overall satisfaction through our customer relationship surveys and at key touchpoints during interactions with Unum. We continue to make investments in technology and our people to enhance the experience of our customers, and our goal is to continue delivering the best experience for those who rely on us for their employee benefit needs.

PRIVACY AND CYBERSECURITY

We take our responsibility for privacy and security of the information our customers share with us seriously. Through our cybersecurity program, we constantly watch for threats to our systems and make real-time adjustments to our defenses to protect customer data and minimize service disruptions. We identify and assess cybersecurity risks on an ongoing basis by maintaining a cybersecurity program that involves a defense-in-depth approach with multiple layers of security controls to protect our environment. We have invested in and deployed a security operating model involving people, processes, and technology that is designed to protect against potential and known cybersecurity risks and threats. Key features of our cybersecurity program include:

- A global incident management team, comprised of executive and senior management-level personnel, that is responsible for oversight of our business resiliency and cybersecurity incident response programs;

- Cybersecurity incident response tabletop exercises with senior management and third-party experts to test our incident response plan and enhance our readiness for a potential cybersecurity incident;

- An annual cybersecurity risk assessment to evaluate our cybersecurity program and related controls, which follows the guidelines published by the National Institute of Standards and Technology;

- An annual System and Organization Controls 2 Type 2 examination of certain cybersecurity controls conducted by an external firm, as well as security risk assessments, security program assessments, penetration testing, and other services related to cybersecurity, with additional third parties engaged as needed; and

- Annual employee training programs on information security, cybersecurity practices and protection of data against cyber threats, as well as regular employee phishing awareness campaigns.

INVESTING WITH PURPOSE

Investment decisions on our $46 billion portfolio are designed to deliver consistent long-term investment returns while keeping risks at appropriate levels so we can deliver on our promises to policyholders. We strive to be responsible stewards of our assets within a framework of strong governance and transparency while also positively impacting our communities.

Our research analysts have a strong understanding of the companies in which we invest and strive to take into account all relevant factors that contribute to informed investment decisions. Our internal investment risk scoring process incorporates sustainability-related factors that could impact financial performance, and covers more than 96% of assets under management including our U.S. investment grade and high-yield corporates, municipal and sovereign bonds, private placements, commercial mortgage loans and mortgage-backed securities. Investments under management that are not included in our internal risk scoring process are subject to alternative risk assessments.

Our Culture and People

Engaging with our employees and community partners represent key pathways to creating better places to live and work.



Health & Wellbeing	Workplace Excellence	$12.8 million
Recognized as a Best Employer for Excellence in Health & Wellbeing	Our commitment to workplace excellence has led us to be recognized as a leading employer across our geographic footprint, in technology and innovation, and for people with disabilities (see page 51)	Contributed to charitable causes in 2024. Our employees also volunteered more than 83,000 hours to support our communities

EMPLOYEE WELLBEING

The wellbeing of our employees is one of our top priorities and starts with a dynamic and welcoming workplace for all that fosters collaboration and encourages employees to bring their best ideas to work every day. Our workspaces are designed to inspire collaboration and innovation, and modern food services and fitness amenities promote greater wellbeing for employees.

To foster work-life balance, we provide workplace flexibility and access to benefits and resources that employees need to enhance their health and wellbeing. We offer comprehensive health plans, annual screenings and onsite fitness centers at our primary facilities, and programs that educate employees and help them manage chronic health issues, as well as generous retirement benefits. Mental health resources for employees and wellbeing benefits such as online fitness classes and home office-based counselors help employees address some of today's most prevalent challenges. Through our parental leave program in the U.S., we provide eight weeks of paid leave for parents of newborns, or children placed through surrogacy, adoption or foster care.

Our company has a strong focus on training and professional development. All employees participate in an annual curriculum of training on our Code of Conduct (which covers a variety of topics including ethics, anti-harassment, regulatory compliance and our business practices), privacy, and information security. We also provide employees and managers training and development programs tailored to their specific roles and support the professional development of our employees through our tuition assistance program.

Through engagement surveys and pulse checks, we monitor corporate culture and develop action plans to drive improvement in specific areas. We also seek feedback from employees through these surveys, employee town halls and other opportunities. High participation in these efforts has allowed us to track trends in engagement, belonging and other key metrics over time.

These and other steps have helped to attract and retain talent and prepare our employees to deliver best-in-class customer service.

INCLUSIVE WORKPLACE

Our purpose of helping the working world thrive throughout life's moments starts with our workforce. Unum is committed to a culture of inclusivity and belonging for all our employees across our enterprise. We strive to be a welcoming community for all people to be their authentic selves. Our programming and vibrant employee networks that are open to the entire workforce remain focused on helping us live up to our purpose and corporate values.

The unique perspectives, experiences, and backgrounds of our employees empower us to better serve our customers, communities, and one another. This diversity of thought fosters innovation, which is crucial to our success.

Our ongoing success is dependent on our capacity to attract, nurture, and retain top-tier talent. Our programming, training and hiring practices help us reach candidates with a wide array of personal and professional experiences and talents.

POSITIVELY IMPACTING OUR COMMUNITIES

We're dedicated to building stronger communities in the places where we live and work. Through financial gifts and employee volunteering, we partner with community organizations to create equitable opportunities for education and workforce development and promote healthier communities. We provide paid time off for employees to volunteer at company-sponsored activities and match employee charitable giving. Through these efforts, we support a variety of local charities every year.

In 2024, we provided $12.8 million in charitable contributions in support of a variety of local charities across our geographic footprint. In addition, our employees volunteered 83,000 hours to positively impact our communities.

Environmental Impact

Unum Group's environmental management includes participating in initiatives to reduce our carbon footprint, waste, water use and more. We seek to continuously improve the way that we operate our business to minimize our environmental impact. Our main direct impact on the environment is through our facilities.

Through a variety of efforts, we strive to understand and effectively manage our impact on the environment. Within our facilities, we have made significant strides in several areas to measure our impact and improve efficiencies to reduce our carbon footprint, including driving energy efficiencies, paper reduction and more efficient use of space. The use of videoconferencing and remote access technologies help to limit employee travel between our various locations. Ongoing employee education and engagement is key to these efforts.

To ensure that we adequately understand our environment-related risks and opportunities, we use scenario analysis, and other quantitative and qualitative assessments.

External Recognition

Our commitment to impact and sustainability issues has been recognized by several independent organizations through various workplace, governance and ethics recognition programs, including the below.

























Risk Management

Effectively taking and managing risks is essential to the success of our company. To facilitate this effort, we have a formal enterprise risk management (ERM) program, with a framework comprising these key components:

- Risk-aware culture and governance
- Risk appetite
- Risk identification and prioritization
- Risk reporting
- Risk management and modeling

Our ERM framework is the ongoing system of people, processes, and tools across our company under which we function consistently and collectively to identify and assess risks and opportunities, to manage all material risks within our risk appetite, and to contribute to strategic decision making. With the goal of maximizing shareholder value, the primary objectives of our ERM framework are to support Unum Group in meeting its operational and financial objectives, maintaining liquidity, optimizing capital, protecting franchise value, and operational resilience.

Our Executive Risk Management Committee (ERMC) is responsible for overseeing our enterprise-wide risk management program. Our ERMC is made up of senior management from our corporate functions and business segments. The chief risk officer (CRO), who chairs the ERMC, has primary responsibility for our ERM program and is supported by management committees and other governing bodies. The CRO is independent of the company's business units and is responsible for driving disciplined risk management practices across the enterprise and is accountable to the Board and the company's CEO for oversight of the company-wide risk management program. The CRO is also responsible for delivering independent assessments of Unum's risks to the Board.

Our risk appetite reflects acceptable boundaries for the risks we are willing to assume and the acceptable boundaries for uncertainty in achieving our strategic objectives. Our risk appetite statement defines our approach to risk taking and guides decision making as to the amount and types of risks we assume in fulfilling our purpose and advancing our strategy.

Risk identification and prioritization is an ongoing process, whereby we identify and assess our risk positions and exposures, including notable risk events. Additionally, we identify emerging risks and analyze how significant future risks might affect us.

Regular internal and external risk reporting is an integral part of our ERM framework. Internally, ERM reports are a standard part of our quarterly senior management and Board meetings. The reports summarize our existing and emerging risk exposures, as well as report against the tolerances and limits defined by our risk appetite statement.

Our ERM framework takes a decentralized approach to risk management that relies on the three lines of defense; own and manage, oversee, and independent assurance. The second line plays an important role in providing reliable, current, timely, and actionable information about the uncertainties that might affect the achievement of our objectives. Our ERM framework utilizes a combination of qualitative and quantitative measures to inform our assessment at the enterprise level.

Report of the Audit Committee

The Audit Committee (in this report, the "Committee") is appointed by the Board of Directors and operates under a written charter adopted by the Board, a copy of which is available on the company's investor relations website under the heading "Governance" at www.investors.unum.com. The Committee is comprised solely of independent directors who meet the independence requirements of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). All members of the Committee are "financially literate" as required by the NYSE, and the Board has determined that three of the current members, Theodore H. Bunting, Jr., Susan L. Cross, and Timothy F. Keaney, are "audit committee financial experts" under SEC regulations.

The primary purpose of the Committee is to assist the Board in its oversight of the:

- Integrity of the company's financial statements and related disclosures;
- Effectiveness of the company's internal control over financial reporting;
- Compliance by the company with legal and regulatory requirements;
- Qualifications, independence and performance of the company's independent auditor;
- Responsibilities and performance of the company's internal audit function; and
- Financial risks of the company.

The Committee is also responsible for discussing guidelines and policies for how the company undertakes risk assessment and risk management. The Committee receives regular enterprise risk management (ERM) reports presented to the Risk and Finance Committee, as well as the Own Risk and Solvency Assessment (ORSA) summary report. The ORSA summary report provides strong evidence of the strengths of the company's ERM framework, measurement approaches, key assumptions used in assessing our risks, and prospective solvency assessments under both normal and stressed conditions.

Management is primarily responsible for the preparation, presentation and integrity of the company's financial statements and for the reporting process, including the establishment and effectiveness of the company's internal control over financial reporting. The company's independent auditor is responsible for performing an independent audit of the financial statements and of the effectiveness of the company's internal control over financial reporting in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (PCAOB). The independent auditor reports directly to the Committee, which is responsible for the appointment, compensation, retention and oversight of the work performed by the independent auditor.

The Committee met eight times during 2024. The Committee regularly held executive sessions and met separately with its independent auditor, Ernst & Young, and with the internal auditors without management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and the independent auditor matters relating to the company's accounting and financial reporting processes, including the internal control over financial reporting; reviewed and discussed with management and the independent auditor the company's annual and quarterly financial statements and related disclosures in reports filed with the SEC; preapproved all audit services and permissible non-audit services performed by the company's independent auditor; reviewed and discussed with management the responsibilities and performance of the internal audit function; discussed with management policies relating to risk assessment and risk management, as well as specific financial risks; and obtained and reviewed reports concerning the company's policies and procedures for maintaining compliance with legal and regulatory requirements. In carrying out this responsibility, the Committee also monitors whether there is appropriate external and internal auditor focus each year on the company's IT environment and controls, which in 2024 included internal audit plan coverage of data governance and protection (including cybersecurity) as a key audit theme, and information security and privacy risk as a common scope element of all audits, as well as an annual SOC 2 assessment.

The company's internal audit function, under the direction of the chief auditor, reports directly to the Committee, which is responsible for the oversight of the work performed by the internal auditors. The internal auditors are responsible for, among other matters, conducting internal audits designed to evaluate the company's system of internal controls. The Committee received regular status reports from the internal auditors concerning the overall scope and plans for their audits. The Committee met with the internal auditors, with and without management present, to discuss their audit observations and findings, management's responses, and their evaluation of the effectiveness of the company's internal control over financial reporting.

The Committee reviewed and discussed with management the company's audited financial statements for the year ended December 31, 2024, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and assumptions that could impact the amounts reported in the company's financial statements, and the clarity of disclosures in the financial statements. The Committee reviewed and discussed with the independent auditor the overall scope and results of the independent audit and its judgments of the quality and acceptability of the company's accounting principles. The Committee also engaged in discussions with management and the independent auditor concerning, among other matters, any updates to reserve assumptions and related reserve levels across all major business lines, which are presented to the Committee each year. The Committee discussed with the independent auditor the matters required to be discussed by applicable standards of the PCAOB and the SEC. Under PCAOB standards requiring discussion of critical audit matters (CAMs) in auditor reports, the independent auditor discussed with the Committee a CAM relating to the company's liability for future policy benefits related to long-term care insurance contracts, which is described in the independent auditor's report on the company's 2024 financial statements. During 2024, the Committee also met and regularly discussed with management and the independent auditor emerging accounting and disclosure standards and associated implementation plans, including Accounting Standard Updates issued by the Financial Accounting Standards Board and new or amended SEC rules. The Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the auditor's communications with the Committee concerning independence. In addition, the Committee discussed with the independent auditor matters relating to its independence, including consideration of whether the independent auditor's provision of non-audit services to the company is compatible with the auditor's independence.

Each year, the Committee evaluates the performance of its independent auditor, including the senior audit engagement team, and considers whether to retain the current independent auditor or consider rotating the engagement to a different audit firm. In doing so, the Committee takes into consideration a number of factors, including the professional qualifications of the firm and the lead audit partner, the quality and candor of the firm's communications with the Committee and the company, the firm's commitment to audit quality, the use of technology and data analytics in the firm's audit processes, and evidence supporting the firm's independence, objectivity, and professional skepticism. The Committee also reviews and discusses with its independent auditor PCAOB inspection reports of the firm. The Committee and its chair are also directly involved in the selection of the independent auditor's lead engagement partner, who is required to rotate off the engagement after five years of service. The current lead engagement partner assumed this role in 2024 and Committee members held discussions with the exiting partner, the current lead engagement partner (at that time, a candidate), and company management concerning the candidate's experience and qualifications for the role.

Based on its evaluation, the Committee has determined that the continued retention of Ernst & Young to serve as the company's independent auditor is in the best interests of the company and its shareholders. Accordingly, the Committee appointed Ernst & Young as the company's independent auditor for 2025. Ernst & Young has served as the company's independent auditor since the merger of Unum and Provident in 1999, and before that served at various times as the independent auditor for the company and certain predecessor companies. Although the Committee has sole authority to appoint the independent auditor, the Committee recommended that the Board of Directors seek shareholder ratification of the appointment at the Annual Meeting as a matter of good corporate governance.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board approved, that the company's audited financial statements for the year ended December 31, 2024 be included in the company's Annual Report on Form 10-K for filing with the SEC.

Audit Committee

Theodore H. Bunting, Jr., Chair

Susan L. Cross

Timothy F. Keaney

Gale V. King

Compensation Discussion and Analysis

In this section, we provide an overview of our compensation philosophy and processes, and explain how the Human Capital Committee of our Board (referenced throughout this section as the "Committee") arrived at its compensation decisions for the below named executive officers (NEOs) for 2024.

- **Richard P. McKenney**, President and Chief Executive Officer
- **Steven A. Zabel**, Executive Vice President, Chief Financial Officer
- **Christopher W. Pyne**, Executive Vice President, Group Benefits
- **Lisa G. Iglesias**, Executive Vice President, General Counsel
- **Timothy G. Arnold**, Executive Vice President, Voluntary Benefits and President, Colonial Life

Business and Performance Review

2024 Performance

Unum Group is committed to helping the working world thrive throughout life's moments. Through businesses in the United States, United Kingdom and Poland, we protect nearly 47 million individuals and their families against financial hardships resulting from illness, injury or loss of life. We connect with these people and their families through the workplace by partnering with 178,000 employer clients – businesses we help to strengthen workplace wellbeing and navigate regulatory challenges.

In 2024, we continued to deliver growth and significant shareholder value, reporting after-tax adjusted operating income[1] of $1.59 billion. This performance was driven by steady growth in sales and earned premium compared to 2023, thanks to ongoing demand for our products and services. Rollout of our digital capabilities continued to drive customer satisfaction among both policyholders and employer clients. Our strong financial results were also aided by favorable claims trends across several product lines and high yields across our investment portfolio. Macroeconomic trends such as strong employment, wage inflation, and favorable interest rates remained tailwinds for our business.

Our consistent results and ability to generate strong cash flow from our businesses allowed us to continue investing in growth and seize strategic opportunities as they arise. At the same time, we remain committed to returning capital to shareholders, including $971.0 million in 2024 from share repurchases alone. Overall, Unum's strategic initiatives and financial performance underscore its dedication to providing valuable financial protection and support to individuals, families, and employer clients.

Below are key financial performance measures from 2024. Additional measures, including those we use for annual and long-term incentive decisions, can be found beginning on page 63.

GAAP RESULTS		AFTER-TAX ADJUSTED RESULTS[1]		BOOK VALUE (Excl AOCI)[1]
NET INCOME	PER SHARE[2]	OPERATING INCOME	PER SHARE[2]	PER SHARE
$1.78 billion	$9.46	$1.59 billion	$8.44	$75.51
YEAR-OVER-YEAR CHANGE		YEAR-OVER-YEAR CHANGE		YEAR-OVER-YEAR CHANGE
▲ 38.6%	▲ 45.5%	▲ 4.9%	▲ 10.2%	▲ 12.7%
RETURN ON EQUITY (consolidated) 17.3%		RETURN ON EQUITY (consolidated) 12.7%	RETURN ON EQUITY (core operations) 22.7%	

(1) After-tax adjusted operating results and book value per share, excluding AOCI, are non-GAAP financial measures. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP Financial Measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix B of this proxy statement.

(2) Assuming dilution.

COMPENSATION DISCUSSION AND ANALYSIS

Operating Highlights

By living our purpose, we are laser-focused on meeting the needs of our customers. In 2024, Unum paid $8.0 billion in benefits to people facing illness, injury or loss of life. Satisfaction metrics measuring our engagement with customers and partners remained high as we continued to implement new service and support capabilities across the enterprise.

We have transformed our business over the last several years through significant investments in our digital capabilities. By investing in technologies that anticipate and deliver on evolving customer expectations, we have continued to separate ourselves from the competition and seize opportunities in the marketplace. These technologies create new digital experiences for customers, automate and modernize business processes, track key metrics, deliver new products and services to market faster, and improve customer satisfaction. Through our efforts to continuously improve, we strive to enrich the experience for our customers and enhance the effectiveness of our people.

Our well-diversified portfolio delivers consistent investment income. Due to the nature of our business, we invest in long-term securities focusing on sound risk management. In 2024, our portfolio performed well in a volatile economic environment.

Long-Term Care Performance

The same discipline that allows our core franchise to be successful also benefits our long-term care (LTC) business. LTC is part of our Closed Block that consists of policies that we continue to service and support, but no longer actively market. We manage this block with a combination of rate increases, risk management, tailored investment strategy and ongoing monitoring of emerging experience to inform updates to our reserve liability assumptions and appropriate capital levels.

Over the last several years, we have established additional LTC statutory reserves, implemented rate increases, enhanced operational effectiveness, and reduced the size of the block to provide a strong foundation for this business. These steps have eliminated the need for future capital contributions under current assumptions.

We continue to take actions, such as those described above, to provide for the long-term stability of this block and promote transparency for our shareholders and customers.

Capital Generation for Shareholders

Because of our strong financial performance, we generated premium growth and strengthened our capital position in 2024, enabling us to deploy capital in a number of ways.

- We invested in our people, products and technology to drive growth.
- We paid out $296.6 million in dividends, or $1.57 per share.
- We repurchased $971.0 million of our shares.

Our credit ratings are reflective of a strong balance sheet, favorable operating results, and a highly respected brand in the employee benefits market. Over the last two years, we received upgrades to our financial strength and debt ratings from three key credit agencies, a validation of our capital management and growth plans.

58 | 2025 UNUM GROUP PROXY STATEMENT

Total Shareholder Return

Unum delivered industry-leading value to shareholders in 2024 thanks to a robust capital management plan and the recognition of our franchise strength from investors. The company continued its growth trajectory through ongoing demand for its products and services, highlighted by steady sales and earned premium growth. Strong persistency in our core operations highlighted our value proposition in the market. Double-digit growth in after-tax adjusted operating earnings per share illustrated Unum's disciplined approach to pricing and balanced expense management, while our ability to generate substantial excess capital provided financial flexibility to invest in growth initiatives and increase the level of capital returned to shareholders.

Total shareholder return for the year was ahead of our industry benchmark and at the top of our Proxy Peer Group with an impressive 66% (see below). Unum has been a leader in returning value to shareholders over the longer term as well, in part through steady growth in book value per share (excluding AOCI) and premium income, and increasing dividend payments and share repurchase activity. Macroeconomic factors, such as strong employment, wage inflation and high interest rates, are beneficial for our business, and we believe will continue to drive greater recognition of our value to investors.

We believe this, combined with our market-leading positions, history of consistent execution, strong demand for our products and services, favorable business environment, capital strength, and strategy of prioritizing funding of growth initiatives, makes Unum an excellent long-term investment.

TOTAL SHAREHOLDER RETURN

	1 Year	3 Year	5 Year
Unum	**66.3%**	**228.2%**	**207.2%**
Proxy Peer Group	19.7%	38.2%	63.8%
S&P Life & Health Index[2]	20.3%	38.9%	71.9%
S&P 500	25.0%	29.3%	97.0%



CORE OPERATIONS PREMIUM GROWTH (Billions)



BOOK VALUE PER SHARE (Excl AOCI)[1]

(1) Non-GAAP financial measure, see Appendix B for reconciliation.
(2) S&P 500 Life & Health Insurance Sub Industry Index.

2024 Say-on-Pay Vote and Shareholder Outreach

Our 2024 proposal to approve executive compensation received 93% support. In 2024, as in prior years, we invited our top shareholders, representing approximately 70% of outstanding shares and 86% of shares held by institutions, to engage with us on business, governance, and compensation matters. Seven shareholders, representing approximately 6% of our outstanding institutional shares, accepted our invitation for engagement, and we met with each of them. Another twelve shareholders, representing approximately 44% of our outstanding institutional shares, responded that a meeting was not necessary.



Overall, the shareholders with whom we spoke generally had favorable comments about our compensation practices and programs, which is also evidenced by our most recent say-on-pay vote results (approximately 93% in 2024, 94% in 2023 and 95% in 2022). We also received positive feedback on other governance matters, which are detailed on page 7.

Overall, shareholders appreciated the opportunity to engage in these discussions. We are committed to continuing our shareholder engagement efforts in the future.

Compensation Program Structure

Our executive compensation philosophy is to reward performance that helps us achieve our corporate objectives, increase shareholder returns, attract and retain talented individuals, and promote a culture of ownership and accountability in the company. We do this by:

- Offering base salaries that reflect the competitive market as well as the roles, skills, abilities, experience, and performance of employees;
- Providing incentive opportunities for all employees based on the achievement of corporate and individual performance goals; and
- Aligning the interests of management and shareholders by offering long-term cash and equity awards that are performance-based and requiring senior officers to own and retain a specified value of shares. Our long-term incentive awards are granted in the current year based on performance over the prior year (i.e., awards granted in 2024 were based on 2023 performance; see the Long-Term Incentive section below for additional details).

Elements of Pay

There are five primary elements of pay in our 2024 executive compensation program, which are summarized in the following table.

	BASE PAY	SHORT-TERM	LONG-TERM		RETIREMENT & WORKPLACE BENEFITS
		ANNUAL INCENTIVE[(1)]	CIUs[(1)]	RSUs	
Primary Purpose	Reflects the market for similar positions as well as individual skills, abilities & performance	Rewards short-term performance	Rewards long-term performance, aligns interest with stockholders & promotes a culture of ownership and accountability		Addresses health, welfare & retirement needs
Performance Period	N/A	1 year	3 years prospective	1 year (vests over 3 years)	N/A
Form	<--------------- Cash --------------->			Equity	N/A
Payment/Grant Date	Ongoing	<----- In March based on prior year performance ----->			Ongoing

(1) For details on specific performance measures see "Annual and Long-Term Incentive Programs" below.

Those pay elements that are "at risk," or contingent upon individual or corporate performance, are noted in the charts below. A substantial majority of our NEOs' targeted total direct compensation (fixed salary and variable annual and long-term incentive awards) is at risk. This design creates an incentive for achievement of performance goals (short- and long-term) and aligns the interests of our executives with those of our shareholders. In 2024, 92% of Mr. McKenney's targeted total direct compensation was at risk. For the remaining NEOs, an average of 77% of their aggregate targeted total direct compensation was at risk.


CHIEF EXECUTIVE OFFICER TARGET TOTAL
Direct Compensation Mix
At Risk 92%
8%
19%
73%
OTHER NAMED EXECUTIVE TARGET TOTAL
Direct Compensation Mix (Average)
At Risk 77%
23%
27%
50%
Base Salary
Annual Incentive
Long-Term Incentive

Components of Executive Compensation

Base Salary, Annual and Long-Term Incentives

Salaries for our NEOs are established based on their position, skills, experience, responsibilities, and performance. Competitiveness of salary levels is assessed annually relative to the median of salaries in the marketplace using the benchmarking sources noted beginning on page 77 for similar executive positions. Adjustments may be considered for factors such as changes in responsibilities, individual performance, and/or changes in the competitive marketplace.

Annual and long-term incentive targets are set based on consideration of each NEO's current target, the median of the appropriate comparator group, and each NEO's target relative to the other NEOs given their respective levels of responsibility. For purposes of determining the amount of annual incentive and long-term incentive awards for our NEOs, the Committee establishes a target amount as a percentage of each executive's salary, except that Mr. McKenney's long-term incentive target is set as an absolute dollar amount.

At its February 2025 meeting, after consideration of company and individual performance during 2024, each executive's responsibilities and tenure, and market data, the Committee established our NEOs' base salaries and annual and long-term incentive targets for 2025 as outlined in each NEO's Performance Assessment and Highlights summary beginning on page 70. The Committee believes the 2025 compensation decisions position each NEOs' targeted total direct compensation within an appropriate range of the market median given the executive's performance and tenure in his or her current position.

Individual Performance Evaluations

Individual performance is evaluated by the Committee against each NEO's goals and metrics, specific to his or her respective business area. These goals and metrics are set in the beginning of the year and include the following performance categories:

- Measurable business and financial objectives the Board approved for the company;
- Strategic objectives by business area;
- Talent management initiatives;
- Enhancing the culture and values of the company; and
- Operational effectiveness and efficiency.

EVALUATION CRITERIA

In evaluating how effectively the NEOs met their goals, the Committee considers:

- Company performance;
- For the CEO, the Board's assessment of his performance;
- For NEOs other than the CEO, the performance assessments of the NEOs as completed by the CEO. The performance assessment is based on a combination of performance feedback from the NEO's direct manager, peers, direct reports, and other partners, as well as his or her self-assessment; and
- Written assessments by Board members of each NEO against their stated goals in the areas listed in the table below.

CEO	Other NEOs
✓ Financial performance	✓ Commitment to financial performance of the enterprise and their business unit
✓ Leads strategy and aligns goals	
✓ Directs resources and talent to achieve strategic initiatives	✓ Sets strategic goals and monitors progress effectively
✓ Drives execution	✓ Ability to balance complex and competing factors
✓ Manages risk while leading for the future	✓ Builds relationships and communicates to all stakeholders
✓ Sets cultural norms	✓ Commitment to succession planning and leadership development
✓ Understands and proactively addresses emerging issues	✓ Demonstrates leadership
✓ Builds relationships and communicates to all stakeholders	✓ Building and sustaining a high-functioning organization
✓ Understands governance and fosters Board relationships	

Based on the NEOs' individual performance goals and the performance assessments completed by the CEO (for all NEOs other than himself) and Board members, the Committee approved a strategic objectives modifier for each NEO, which was used to adjust the final payout for 2024 annual incentives and LTI awards granted in 2025, as described in the Performance Assessment and Highlights section beginning on page 70.

Annual and Long-Term Incentive Programs

Company Performance Targets

Each year, the Committee sets corporate performance measures along with targets for each performance measure. The Committee assigns weightings to each performance measure based on relative importance to the company and uses actual performance against these measures to calculate annual and long-term incentive award values.

Targets for each performance measure align with our core operating principles:

- Strong operational performance
- Disciplined growth
- Effective risk management
- Consistent capital generation

The performance measures under our incentive plans are a direct output of our business plans, which are approved by the Board each year.

Goal Rigor

When designing our business plans, we carefully balance the current performance of the business and the risk appetite of the enterprise with an appropriate amount of stretch designed to drive consistent growth and improvement. External economic factors are also considered, including: (1) the overall economic growth rate, (2) employment and wage growth, which impacts our overall premium levels, and (3) the interest rate and investment environment, which can have a significant impact on our overall profit margins.

We set challenging performance measures within our business plans to align their achievement with long-term value for shareholders. As part of this process, we conduct sensitivity testing to assess upside and downside risk, which is then reviewed to ensure an appropriate degree of rigor in the plan. In setting certain goals, such as operating expenses, we consider factors beyond the desire for absolute growth, including the appropriate level of investment in the business, anticipated people costs, and the overall business environment.

Based on the above, the Committee established performance measures and incentive payout targets that appropriately align pay with performance.

Our incentive plans are subject to an annual risk assessment by our Chief Risk Officer, which is discussed with the Committee as described on page 42.

2024 Annual Incentive Plan

Subject to eligibility requirements, non-sales employees (including our NEOs) are eligible to earn an annual incentive award each year. Our annual incentive awards reward performance based on the achievement of the below company performance measures, which the Committee believes align compensation with the objectives of shareholders. The process for determining the 2024 annual incentive awards was as follows:



($)		(%)		(%)		($)
2024 Annual Incentive Target for NEOs	×	**2024 Company Performance**[1]	×	**Strategic Objectives Modifier**	=	**2024 Annual Incentive Award**[2]

(1) The Committee determines the final percentage considering all performance measures, including, but not limited to, the quality of financial results. For details on adjustments for 2024, see discussion below.

(2) The combined company performance and strategic objectives modifier factors cannot exceed 200% of the annual incentive target for NEOs.

Our plan has objective performance targets which are used to determine overall company performance. Each company performance measure has been selected because the Committee believes it is an appropriate driver of long-term shareholder value:

Annual Incentive Performance Measure	Weighting		Purpose
After-Tax Adjusted Operating Earnings Per Share	50%	⟹	Measures profitability achievement
Earned Premium	20%	⟹	Measures growth and competitiveness of the business
Sales	10%		
Customer Experience	10%	⟹	Measures effective and efficient customer service
Adjusted Other Operating Expense Ratio	10%		

For 2024, to simplify the annual incentive program, the Committee removed adjusted operating return on equity as a performance measure and proportionately increased the weighting of after-tax adjusted operating EPS. The Committee believes the 2024 Annual Incentive performance measures align with shareholder expectations and drive long-term shareholder value.

Since 2023, the Committee has included a strategic objectives modifier to the calculation of annual incentive payouts and long-term incentive grant values. The strategic objectives modifier provides for an adjustment to the payout opportunity based on an assessment of each NEO's performance in key focus areas including strategy, effective risk management, and talent initiatives, and is intended to incentivize our executives to place greater emphasis and attention on areas critical to the company. This aligns with our purpose-driven strategy that sharpens our focus on making targeted investments that will create great experiences and help our company grow. The combined performance and strategic objectives modifier factors cannot exceed 200% of the annual incentive target for NEOs. More details on how the strategic objectives modifier was applied can be found in the Performance Assessment and Highlights beginning on page 70.

Items Excluded When Determining Company Performance

When establishing the performance measures and weightings, the Committee determined that the effect of certain items not included in the financial plan when goals were originally established would be removed from the calculation of the company's performance, for purposes of the annual incentive plan, should they occur. The Committee has applied these same general adjustment criteria for several years. The Committee believes it is appropriate to exclude the items below because they: (1) are unusual or infrequent in nature, (2) do not directly reflect company or management performance, or (3) could serve as a disincentive to capital management or other decisions in the best interest of the company and shareholders. The items are:

- Unplanned adjustments resulting from accounting standards and/or policy changes, legal, tax or regulatory rule or law changes;
- The impact of any unplanned acquisitions, divestitures or block reinsurance transactions;
- Unplanned adjustments to the Closed Block of business;
- The effect of any unplanned regulatory, legal or tax settlements;
- The effect of unplanned changes to strategic asset allocation;
- Unplanned debt issuance, repurchasing or retirement; or stock repurchase or issuance;
- The effect of differences between actual currency exchange rates versus exchange rates assumed in the financial plan;
- Unplanned fees or assessments, including tax assessments, from new legislation;
- The effect of a global pandemic and other economic and environmental pressures impacting results;
- Unplanned reserve assumption updates or associated amounts;
- The effect of asset impairments — including, but not limited to, premiums receivable, reinsurance recoverable, property and equipment, right-of-use assets, value of business acquired and goodwill;
- Unplanned restructuring costs; and
- The effect on reserves from differences between actual discount rates and discount rates assumed in the financial plan.

Annual Incentive Results

2024 Performance Measures	Component Weight	Threshold[1]	Target[1]	Maximum[1]	Result
After-tax adjusted operating earnings per share[2]	50%	$6.27	$8.36	$9.61	**$8.44**
Earned premium[3]	20%	$8,228.3	$9,680.3	$11,616.4	**$9,616.6**
Sales	10%	$1,596.2	$2,128.3	$2,660.4	**$2,086.1**
Customer experience[4]	10%	70.0%	100.0%	120.0%	**98.8%**
Adjusted other operating expense ratio[2]	10%	21.5%	19.5%	17.5%	**19.6%**

$ in millions, except per share data

(1) For each performance measure, there is no payout at or below the threshold. The payout would be 200% for performance at or above the maximum. For performance between defined levels, the payout is interpolated on a straight-line basis.

(2) After-tax adjusted operating earnings per share and adjusted other operating expense ratio are non-GAAP financial measures. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP financial measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measure to the non-GAAP financial measure, refer to Appendix B of this proxy statement.

(3) Earned premium is calculated for our core operations (Unum US, Unum International, and Colonial Life).

(4) Customer experience is based on the quality of our customers' experiences (via customer surveys) and includes measures focused on areas that impact customer loyalty and satisfaction.

As discussed above, the Committee applied the criteria and standards approved when it established the 2024 annual incentive targets to adjust annual incentive plan performance calculations for the impact of four items which were not included in the 2024 financial plan from which the targets were initially derived.

- The effect of differences between actual debt issuances, re-purchasing or retirement, stock re-purchase or issuance and resulting interest expense and the amounts assumed in the financial plan (impact to earnings);
- The effect of unplanned acquisitions, divestitures or block reinsurance transactions;
- The effect of differences between actual foreign currency rates and exchange rates assumed in the financial plan; and
- The effect of differences between actual asset impairments and the amounts assumed in the financial plan.

Based on the adjustments described above, the calculated achievement was 100.5% of the plan target. Each year, the Committee also undertakes an overall assessment of the results, maintaining the discretion to make final adjustments. Any adjustments by the Committee are based on a review of the actual achievement level for each performance measure compared to the annual incentive targets, as well as a qualitative assessment of the results. Based on this assessment, the Committee approved the Unum Group Annual Incentive Plan payout level for 2024 at 100% of target, as shown below.

Unum Group 2024 Annual Incentive Plan Achievement Level	100%

The annual incentive awards of all NEOs are based on Unum Group performance, though the achievements for Messrs. Pyne and Arnold also include financial goals related to their respective business units. A detailed explanation of each NEO's individual performance, including achievements toward strategic objectives during 2024, as well as a discussion of 2025 annual incentive targets, can be found in the Performance Assessment and Highlights section.

The table below sets forth the target incentive opportunity and the actual annual incentive awards approved by the Committee for each NEO for 2024 performance.

ANNUAL INCENTIVE PAID IN 2025   **(for 2024 performance)**

	2024 Annual Incentive Target[1] (%)		Base Salary Earnings ($)		Company Performance (%)		Strategic Objectives Modifier (%)		Annual Incentive Paid ($)
McKenney	250%	X	1,100,000	X	100%	X	107.5%	=	2,956,251
Zabel	150%	X	692,308	X	100%	X	110.0%	=	1,142,308
Pyne	100%	X	595,192	X	100%	X	125.0%	=	743,991
Iglesias	100%	X	593,269	X	100%	X	105.0%	=	622,933
Arnold	100%	X	559,231	X	100%	X	100.0%	=	559,231

(1) Annual incentive target is a percentage of base salary earnings in 2024.

Long-Term Incentive

Our long-term incentive plan aligns the long-term interests of management and shareholders by tying a substantial portion of executive compensation directly to the company's stock price. Long-term incentive awards are granted in the year following the performance year that determines their size (i.e., the grant values of awards made in March of 2024 were based on the Committee's assessment of 2023 performance). Our long-term incentive award mix is based on a review of peer practices as well as what the Committee believes most appropriately retains and rewards our NEOs and ensures a significant portion of each executive's compensation is tied to the increase of our stock price over the long-term. The mix of awards granted to each NEO in early 2024 was 50% restricted stock units (RSUs) and 50% cash incentive units (CIUs). The awards were granted under the Stock Incentive Plan of 2022.

The total value of the long-term incentive award granted to each NEO was determined based on the NEO's long-term incentive target (a specified percentage of base salary for all NEOs except the CEO, whose target is set as a specific dollar amount), which was set by the Committee in early 2023 after considering market data from the appropriate comparator group (as described beginning on page 80 of our 2024 Proxy Statement) and the individual's target relative to other NEOs given their respective levels of responsibility.

The RSUs vest annually based on each NEO's continued service over a three-year period. The CIUs are subject to additional company performance and vest based on the company's achievement of critical, multi-year shareholder return measures of adjusted book value growth and dividend yield, modified (up to +/- 20%) by relative TSR as described below.

ANNUAL LONG-TERM INCENTIVE GRANTED IN 2024

	Date	2023 Long-Term Incentive Target ($)	2024 Long-Term Incentive Grant[3] ($)
McKenney[1]	March 1, 2024	9,500,000	10,687,500
Zabel[2]	March 1, 2024	1,848,000	2,494,800
Pyne[2]	March 1, 2024	722,250	830,588
Iglesias[2]	March 1, 2024	960,500	1,056,550
Arnold[2]	March 1, 2024	722,250	975,038

(1) After consideration of Mr. McKenney's strategic leadership, as well as his experience and performance in the job, the Committee awarded Mr. McKenney a grant of $10.7 million.

(2) The CEO and the Committee provided above target long-term incentive grants in March 2024 to Messrs. Zabel and Arnold and Ms. Iglesias based on key aspects of their performance in 2023. Details of their performance assessments and highlights are noted in the 2024 Proxy Statement on page 76.

(3) The amount shown is the targeted value of the long-term incentive award approved by the Committee for each NEO. Half of the amount is then converted to the respective number of RSUs based on the closing stock price on the date of grant. The remaining half of the amount is granted in the form of CIUs, which are tracked and denominated in dollars. The amount included in the Summary Compensation Table was calculated using the closing stock price for RSUs, which was $49.30 on March 1, 2024. CIUs are reported in the Summary Compensation Table when vested.

Executive	Date	RSUs Granted (#)	CIUs Granted ($)
McKenney	March 1, 2024	108,392	5,343,750
Zabel	March 1, 2024	25,302	1,247,400
Pyne	March 1, 2024	8,424	415,294
Iglesias	March 1, 2024	10,716	528,275
Arnold	March 1, 2024	9,889	487,519

No stock is issued when the RSUs are granted. Instead, company stock is issued only when the grant vests and is settled. In addition, there are no shareholder voting rights unless and until the award is settled in shares. During the vesting period, dividend equivalents will accrue and eventually settle in cash to the extent that the underlying RSUs vest.

CIUs are earned based on the achievement of critical, multi-year shareholder return measures of adjusted book value growth and dividend yield. They are measured over a three-year performance period, and awards can be earned up to a maximum of 200% of the targeted CIU award value following completion of the performance period based on the company's performance against these metrics.

As outlined in the award agreement, the calculation of adjusted book value is the total stockholders' equity adjusted to exclude the value of accumulated other comprehensive income or loss; and further adjusted to exclude the impact of (i) adjustments resulting from changes in accounting policy or in legal or regulatory rules or laws; (ii) any acquisitions, divestitures or block reinsurance transactions; (iii) adjustments to the closed block of business; (iv) the effect of changes to strategic asset allocation; (v) debt issuance, repurchasing or retirement, or stock repurchase or issuance; (vi) fees or assessments, including tax assessments, from legislation enacted after the date hereof; (vii) reserve assumption updates; (viii) asset impairments, including, but not limited to, those related to premiums receivable, reinsurance recoverable, property and equipment, right-of-use assets, value of

business acquired and goodwill; (ix) restructuring costs; and (x) the effect of a global pandemic or other economic or environmental pressures impacting results.

The achievement will be modified (up to +/-20%) based on our TSR relative to the eight members of our "Performance Peer Group." The eight companies in the Performance Peer Group (Aflac, Globe Life, Lincoln Financial, MetLife, Principal Financial, Prudential Financial, The Hartford Financial Services, and Voya Financial) were selected because they are considered to be direct business competitors of Unum and remain unchanged from the Performance Peer Group used for our 2022 and 2023 CIUs (see discussion in the "Compensation Benchmarking" section for the differences between our Proxy Peer Group and Performance Peer Group). We believe it is appropriate to modify these awards based on relative TSR performance, since Unum's individual TSR performance directly affects the value realized by our shareholders. The illustration below outlines the three-year performance metrics established by the Committee for the CIU grants made in March 2024.

ADDITIONAL LONG-TERM INCENTIVE GRANTED IN 2024

In addition to his annual award, discussed above, Mr. Pyne received a special grant of 10,520 RSUs on February 6, 2024 with a grant date fair value equal to $500,016 in recognition of his taking on additional responsibilities to integrate the Solutions organization of our business into Group Benefits. This integration enhances the coordination, drives innovation and furthers our go-to-market initiatives. These RSUs vest in equal installments on the first three anniversaries of the grant date, subject to Mr. Pyne's employment through each vesting date.


METRICS FOR CASH INCENTIVE UNITS (CIUs) GRANTED IN 2024
2024-2026 Target CIU $ Grant
Multiplier based on % change in cumulative 3-year Adjusted Book Value
Sum of 1 plus cumulative Dividend Yield (2024-2026)
rTSR Modifier
>= P75 1.20
P62.5 1.10
P50 1.00
P42.5 .90
<= P35 .80
EARNED PAYOUT

Vesting of 2022 Cash Incentive Units (CIUs)

The long-term incentive mix for our NEOs' 2022 awards included 50% in the form of CIUs, which vested based on performance over a three-year performance period that ended on December 31, 2024.

The table below provides an overview of the three-year goals for the 2022 CIU grant as well as their actual achievement levels.

2022 CASH INCENTIVE UNIT AWARDS

Corporate Performance Metrics	Result
3-year Adjusted Book Value Ratio (2022-2024)	132.4%
Sum of 1 Plus Cumulative Dividend Yield	1.172
Relative Total Shareholder Return Modifier Percentile	1.20 @ 100th
Total 2022 CIU Achievement	**186.2%**

Based on the above performance, and after taking into account the factors described below, in February 2025, the Committee certified a final payout of 186.2%, with business goals achieved at 155.2% and relative TSR at the 100th percentile which resulted in a +20% adjustment. The values of vested CIUs are included in the Summary Compensation Table on page 87 (footnote 2 includes details for each of the NEOs).

As outlined above, when calculating Adjusted Book Value, for the 2022 CIU grant, the Committee determined that certain items for fiscal years 2022 to 2024 would be excluded from the calculation. Applying the criteria and standards approved by the Committee, Adjusted Book Value is total stockholders' equity adjusted to exclude the value of accumulated other comprehensive income or loss; and was further adjusted to exclude the impact of:

- Adjustments to the Closed Block of business including net realized investment gain related to reinsurance transaction and total items related to Closed Block individual disability reinsurance transaction;
- Reserve assumption updates;
- Cost related to early retirement of debt and stock repurchases;
- The U.K. tax rate increase;
- The effect of COVID-19 impacts;
- Cost related to divestiture of the stop loss block of business; and
- Asset impairments, including right-of-use and intangible assets.

Performance Assessment and Highlights

The NEOs' achievement levels for purposes of the annual and long-term incentive awards granted in March 2025, were determined in part based on the strategic objectives modifier criteria in key focus areas including strategy, effective risk management, and talent initiatives. The NEO summaries below detail the Committee's decisions for each element of compensation and provide highlights of each executive's performance. These summaries include each NEO's annual compensation as well as their compensation targets for 2024 and 2025.



RICHARD P. McKENNEY

President, Chief Executive Officer and a Director

ACTUAL COMPENSATION[1]

2024	
Base Earnings	$1,100,000
AI	$2,956,251
LTI	$11,287,500
2023	
Base Earnings	$1,100,000
AI	$4,331,251
LTI	$10,687,500

COMPENSATION TARGETS[2]

2025	
Base Salary	$1,135,000
AI Target	250%
LTI Target	$11,300,000
2024	
Base Salary	$1,100,000
AI Target	250%
LTI Target	$10,500,000

In assessing Mr. McKenney's performance and determining his strategic objectives modifier for 2024, the Committee noted that he:

- **Delivered profitable growth and industry-leading shareholder returns in an increasingly uncertain environment.** Through Mr. McKenney's leadership, the company made important investments in digital capabilities, delivered new solutions to the market, executed an effective capital management plan, enhanced predictability in Closed Block performance and achieved key financial targets. The company further sharpened its strategic focus by withdrawing from the stop loss market.

- **Further strengthened Unum's capital position and financial flexibility.** Substantial capital generated through the company's operations supported ongoing investments in growth and returning significant capital to shareholders through a combination of attractive dividends and a robust share repurchase program.

- **Promoted accountability and a commitment to delivering our purpose** of helping the working world thrive throughout life's moments. The company's focus on a long-term enterprise strategy has created a customer-first approach to deploying new technologies, leveraging the diversity of thought our people bring to making effective decisions, and collectively delivering on the promises we make.

- **Positioned the company for long-term sustainability** through a disciplined and forward-thinking approach to running the business. Mr. McKenney continues to empower key leaders to make the decisions and investments needed to take advantage of market opportunities, achieve operational efficiencies and deliver service excellence. Steadfast commitments to social responsibility, good governance and a culture of belonging contribute to Unum's strong brand and reputation.

- **Fostered a high-performance culture committed to collaboration and swift execution** that maximizes value for all stakeholders. Modernized workflows, leading digital capabilities and an innovation mindset across our talent base have driven elevated customer satisfaction and increasing market penetration. Balanced risk management and a commitment to transparency and engagement create an attractive workplace culture where our people can grow and thrive.

As outlined in the "Business and Performance Review" section, Unum delivered record after-tax adjusted operating earnings, double-digit sales growth, healthy increases in premium income and strong persistency in our core operations. Demand for our products and services continued to be strong as new digital capabilities enhanced the experience for our customers. Given these accomplishments and considerations, the Committee awarded Mr. McKenney an annual incentive award for 2024 of $2,956,251, which represents his target award multiplied by the final company achievement factor of 100% and a strategic objectives modifier of 107.5%. Additionally, they granted Mr. McKenney an LTI award of $11,287,500 in March 2025, which reflects his LTI target multiplied by the 107.5% strategic objectives modifier.

Further, the Committee with its consultant, reviewed Mr. McKenney's total targeted compensation relative to proxy peers. After considering his experience, his performance in the CEO role, and the leadership that he has shown during his almost nine years in the role, the Committee decided to increase Mr. McKenney's annual base salary to $1,135,000, keep his annual incentive target at 250%, and increase his long-term incentive target opportunity from $10.5 million to $11.3 million.

(1) Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2025 were determined based on 2024 performance and therefore are shown as 2024 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and performance-based cash awards in the year vested. The above is not a replacement for the Summary Compensation Table.

(2) AI target is a percentage of base salary.



STEVEN A. ZABEL

Executive Vice President, Chief Financial Officer

In assessing Mr. Zabel's performance and determining his strategic objectives modifier for 2024, the Committee noted that he:

- **Has become a key partner and enterprise leader committed to delivering sustainable growth.** Through his leadership, the company achieved notable growth in earnings per share and earned premium, enhanced business close rates and drove execution against our enterprise strategy. Mr. Zabel also continued to develop relationships with key external stakeholders and enhanced the company's reputation.
- **Further strengthened the company's capital position** and effectively deployed capital to reinvest in growth and deliver enhanced value to shareholders. Under Mr. Zabel's leadership, the company increased the capital returned to shareholders through dividend increases and share repurchases, while continuing to fund priority investments to enhance our digital capabilities and drive growth.
- **Continued to position the Closed Block for long-term performance predictability.** Ongoing efforts to drive operational effectiveness, achieve rate increase approvals and enhance investment yields have unlocked value and lessened market uncertainty.
- **Drove a culture of accountability and efficiency across the enterprise.** By equipping operational and business leaders with precision financial performance measurement tools and delivering the resources leaders need to make effective decisions, Mr. Zabel is leading the charge internally to enable our organization to work efficiently and reach our potential.
- **Further built an effective Finance organization that has become a key enabler of the company's success.** Mr. Zabel assumed responsibility for our Investments organization, continued to develop key leaders and top talent within the Finance team and served as a thought leader across the enterprise on our long-term strategic planning efforts.

The Committee approved Mr. Zabel's 2024 annual incentive of $1,142,308, which represents his target award multiplied by the final company achievement factor of 100%, with a strategic objectives modifier of 110% in recognition of Mr. Zabel's achievements and his leadership in achieving strong financial results as well as enhancing the company's overall capital position. Additionally, after considering the above accomplishments, he was granted a long-term incentive award of $2,502,500 in March 2025, which reflects his LTI target multiplied by the 110% strategic objectives modifier.

After considering his performance and his positioning relative to the market, the Committee decided to increase Mr. Zabel's annual base salary by 7.1% to $750,000 as well as keep his annual incentive target and long-term incentive target opportunity for 2025 at 150% and 325%, respectively.

ACTUAL COMPENSATION[1]

2024	
Base Earnings	$692,308
AI	$1,142,308
LTI	$2,502,500
2023	
Base Earnings	$656,154
AI	$1,302,137
LTI	$2,494,800

COMPENSATION TARGETS[2]

2025	
Base Salary	$750,000
AI Target	150%
LTI Target	325%
2024	
Base Salary	$700,000
AI Target	150%
LTI Target	325%

(1) Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2025 were determined based on 2024 performance and therefore are shown as 2024 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and performance-based cash awards in the year vested. The above is not a replacement for the Summary Compensation Table.

(2) AI and LTI targets are a percentage of base salary.



CHRISTOPHER W. PYNE

Executive Vice President, Group Benefits

In assessing Mr. Pyne's performance and determining his strategic objectives modifier for 2024, the Committee noted that he:

- **Provided strong leadership of group benefits**, the company's largest business segment, during a time of significant organizational change. Mr. Pyne assumed expanded responsibilities for our marketing and employer services areas, elevated new leadership to key roles and led our go-to-market strategy for Unum in the U.S.
- **Sustained the financial performance of the group benefits segment** with sales and premium growth that were in expected ranges. These results, coupled with favorable benefit trends and a clear focus on operational excellence, combined to deliver double-digit growth in before-tax operating earnings.
- **Championed the adoption of key digital capabilities** that enhanced the effectiveness of our teams and elevated the experience for our customers. Our solutions such as Total Leave, Broker Connect, MyUnum and HR Connect streamline the process for accessing benefits, administering cases and quoting business.
- **Elevated his influence externally** through regular engagement with regulators and leadership roles on the board of the American Council of Life Insurers and its Group Insurance Executive Council.
- **Emerged as a strong corporate leader in his expanded role**, earning the trust of colleagues across the enterprise with his steady leadership and resilience. Mr. Pyne fostered a clear culture of engagement throughout his organization and strengthened partnerships across operating segments and operational teams.

Given these accomplishments, the Committee approved Mr. Pyne's 2024 annual incentive of $743,991, which represents his target award multiplied by the final company achievement factor of 100%, with a strategic objectives modifier of 125% in recognition of Mr. Pyne's achievements. Additionally, after considering the above accomplishments, he was granted a long-term incentive award of $1,421,875 in March 2025, which reflects his LTI target multiplied by the 125% strategic objectives modifier.

Based on a review of Mr. Pyne's performance, as well as his competitive positioning relative to the market, the Committee decided to keep Mr. Pyne's annual base salary at $650,000 as well as increase his annual incentive target and long-term incentive target opportunity for 2025 from 100% to 125% and from 175% to 250%, respectively.

ACTUAL COMPENSATION[1]

2024	
Base Earnings	$595,192
AI	$743,991
LTI	$1,421,875

COMPENSATION TARGETS[2]

2025	
Base Salary	$650,000
AI Target	125%
LTI Target	250%
2024	
Base Salary [3]	$650,000
AI Target	100%
LTI Target	175%

(1) Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2025 were determined based on 2024 performance and therefore are shown as 2024 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and performance-based cash awards in the year vested. The above is not a replacement for the Summary Compensation Table. LTI amount does not include Mr. Pyne's special RSU award granted in February 2024.

(2) AI and LTI targets are a percentage of base salary.

(3) In October 2024, after a review of market data for his role, Mr. Pyne received a base salary increase of $50,000. This increase included consideration for his performance as well as the fact that he undertook additional responsibilities for the Customer Experience organization in June 2024.



LISA G. IGLESIAS

Executive Vice President, General Counsel

In assessing Ms. Iglesias' performance and determining her strategic objectives modifier for 2024, the Committee noted that she:

- **Continued to serve as the standard bearer for our company's culture of ethical conduct.** With Ms. Iglesias' leadership, her team continues to be persuasive advocates for company values and have effectively engaged employees on the importance of ethics in our business. Through these efforts, the company has been recognized for the fifth consecutive year as among the World's Most Ethical Companies by Ethisphere and has received their prestigious Compliance Leader Verification award.
- **Effectively engaged key external stakeholders to enhance the company's reputation.** She continues to guide our engagement efforts with public policy and regulatory officials and has established productive relationships with key stakeholders centered on issues such as paid family leave, long-term care and emerging industry challenges. She has also fostered a robust community outreach effort across her organization to provide pro-bono legal counsel.
- **Continued to advance the company's commitment to disclosures related to sustainability issues** in an evolving regulatory environment. She and her teams have provided effective counsel across numerous jurisdictions of key trends and remain focused on leveraging sustainability transparency to further our strategic goals.
- **Is an enterprise leader that brings a trusted and balanced perspective to a range of topics.** Ms. Iglesias provides a balanced perspective on how the company can meet core business objectives and has effectively leveraged internal and external talent to address regulatory and reputation needs.
- **Serves as a key mentor and steady hand committed to effectively developing key talent** within her organization and across the enterprise. Ms. Iglesias has led a multi-faceted organization responsible for a variety of corporate functions, including key parts of the employee experience at the company, and continues to be a trusted and collaborative colleague.

Given these accomplishments, the Committee approved Ms. Iglesias' 2024 annual incentive of $622,933, which represents her target award multiplied by the final company achievement factor of 100%, with a strategic objectives modifier of 105% based on her performance. Additionally, she was granted a long-term incentive award of $1,102,500 in March 2025, which reflects her LTI target multiplied by the 105% strategic objectives modifier.

Based on a review of Ms. Iglesias' performance, as well as her competitive positioning relative to the market, the Committee decided to increase her annual base salary by 5.0% to $630,000, keep her annual incentive target for 2025 at 100% and her long-term incentive target opportunity at 175%.

ACTUAL COMPENSATION[(1)]

2024	
Base Earnings	$593,269
AI	$622,933
LTI	$1,102,500
2023	
Base Earnings	$565,000
AI	$830,550
LTI	$1,056,550

COMPENSATION TARGETS[(2)]

2025	
Base Salary	$630,000
AI Target	100%
LTI Target	175%
2024	
Base Salary	$600,000
AI Target	100%
LTI Target	175%

(1) Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2025 were determined based on 2024 performance and therefore are shown as 2024 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and performance-based cash awards in the year vested. The above is not a replacement for the Summary Compensation Table.

(2) AI and LTI targets are a percentage of base salary.



TIMOTHY G. ARNOLD

Executive Vice President, Voluntary Benefits & President, Colonial Life

In assessing Mr. Arnold's performance and determining his strategic objectives modifier for 2024, the Committee noted that he:

- **Provided effective leadership for the company's voluntary benefit business** in the face of key market and distribution challenges. While the financial performance of this segment was mixed across the Colonial Life and Unum brands, Mr. Arnold continued to take important steps to enhance the talent and capabilities of the team that are necessary to provide a sound foundation for greater success in 2025.

- **Drove the continued adoption of innovative digital tools**, including our Gathr® enrollment and administrative platform and the AgentAssist® app, to enhance the experience for our Colonial Life customers and distribution partners. These are key market differentiators that remain essential to our plans for sustained growth.

- **Oversaw key success in efforts to leverage the strengths of both brands** to accelerate the reach of our products and services. Mr. Arnold's deep knowledge of the voluntary benefits market makes him ideally suited to drive our efforts to expand access to traditional group products for our Colonial Life agents.

- **Strengthened his team's effectiveness through the identification and development of key leaders** across the enterprise that are critical to the success of the voluntary benefits segment. Building these collaborative teams and bringing on new talent – particularly in the sales organization – is essential to the company's ongoing efforts to optimize growth.

- **Continued to be a strong advocate for the company's culture and reputation.** Mr. Arnold drives productivity, talent development, and effective decision-making across the enterprise and serves as a role model for other leaders in his commitment to social responsibility and workplace belonging.

Based on the above accomplishments, the Committee approved Mr. Arnold's 2024 annual incentive of $559,231, which represents his target award multiplied by the final company achievement factor of 100%, with a strategic objectives modifier of 100% based on his performance. In addition, he was granted a long-term incentive award of $949,200 in March 2025, which reflects his LTI target multiplied by the 100% strategic objectives modifier.

Based on a review of Mr. Arnold's performance, as well as his competitive positioning relative to the market, the Committee decided to keep his annual base salary and annual incentive target for 2025 at $565,000 and 100%, respectively, and increase his long-term incentive target opportunity from 160% to 170%.

ACTUAL COMPENSATION[1]

2024	
Base Earnings	$559,231
AI	$559,231
LTI	$949,200
2023	
Base Earnings	$533,077
AI	$708,992
LTI	$975,038

COMPENSATION TARGETS[2]

2025	
Base Salary	$565,000
AI Target	100%
LTI Target	170%
2024	
Base Salary	$565,000
AI Target	100%
LTI Target	160%

(1) Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2025 were determined based on 2024 performance and therefore are shown as 2024 compensation). For LTI, this presentation is different than amounts shown in the Summary Compensation Table, which reports equity awards in the year granted and performance-based cash awards in the year vested. The above is not a replacement for the Summary Compensation Table.

(2) AI and LTI targets are a percentage of base salary.

Roles of the Committee, Chief Executive Officer and Consultant

The Committee, CEO, and compensation consultant each have important roles in our compensation program. The Committee, with input from the CEO and compensation consultant, has the final authority to:

- Evaluate, design, and administer a compensation program for our executive officers that appropriately links pay, company and individual performance, and the creation of shareholder value;
- Establish performance goals and certify whether they have been attained;
- Review the performance of the CEO, with input from the full Board, and determine his compensation; and
- Determine the compensation of the other NEOs.

The CEO provides to the Committee:

- A self-assessment outlining his own performance for the year;
- His perspective on the business environment and the company's performance; and
- Performance assessments and compensation recommendations for executives who report directly to him, which, for 2024, included each of the NEOs.

The CEO does not participate in any decisions related to his own compensation.

Pay Governance LLC, as independent compensation consultant to the Committee, provides objective, expert analyses, independent advice, and comparative data on executive and director compensation. Pay Governance reports directly to the Committee, which is responsible for the appointment, compensation, retention, and oversight of the work performed by the compensation consultant. A senior representative of the compensation consultant generally attends Committee meetings, participates in executive sessions of the Committee without management present, and communicates directly with Committee members outside of meetings.

The Committee has adopted a policy requiring its compensation consultant to be independent, consistent with NYSE listing standards and SEC rules. During 2024, the Committee completed its annual assessment of the independence of Pay Governance, taking into account the following factors:

- Compliance with the Committee's independence policy;
- Other services, if any, provided to the company by the consultant;
- The amount of fees paid by the company to the consultant as a percentage of the consultant's total revenues;
- Any business or personal relationships between the consultant (including its representatives) and the company's directors or senior officers; and
- The policies and procedures the consultant has in place to prevent conflicts of interest, which include a prohibition against stock ownership in the company.

Pay Governance has attested to its independence and does not provide any services to the company other than those related to director and executive compensation consulting. Fees paid to Pay Governance for such services provided in 2024 totaled $161,099.

Based on its assessment, the Committee concluded that Pay Governance is independent under the Committee's policy and that Pay Governance's work does not give rise to a conflict of interest.

The company's finance (including the Chief Financial Officer (CFO)), human resources, and legal staff support the Committee in its work, interacting with Pay Governance only when doing so on behalf of the Committee or concerning proposals the Committee will review for approval. Employees from these departments discuss various executive compensation topics with the Committee and Pay Governance, including how compensation plans fit in with other programs and business objectives. Although these employees may make recommendations, the authority to make final decisions on all executive compensation matters rests solely with the Committee.

Compensation Benchmarking

The Committee compares the compensation of our NEOs to the median pay of executives in similar positions at industry companies. By generally targeting each pay element to the approximate median of the applicable comparator group (as described below), we ensure the balance among the elements is competitive, while at the same time allowing company and individual performance to determine a majority of the compensation received by our NEOs. Overall, these benchmarking comparisons are used as points of reference and are secondary to the primary factors considered by the Committee when making compensation decisions. The primary factors are company performance, individual performance, the executive's level of responsibility and tenure, internal equity considerations, the creation of shareholder value, our executive compensation philosophy, and the results of the most recent shareholder say-on-pay vote and feedback received from engagement with shareholders.

The two sources used by the Committee for benchmarking executive compensation are:

- For CEO and CFO compensation, a proxy peer group comprising insurance and financial services companies that are either our business competitors or primary competitors for talent (the "Proxy Peer Group"). The Proxy Peer Group is also a reference for our compensation programs and practices. The composition of the Proxy Peer Group is determined by the Committee and reviewed annually as outlined below; and

- For the compensation of our other NEOs, the Willis Towers Watson Diversified Insurance Study of Executive Compensation (the "Diversified Insurance Study"). This source is used because responsibilities of our other NEOs may not be directly comparable with those of named executives at other companies in the Proxy Peer Group.

In addition to benchmarking executive compensation, the Committee uses a subset of the Proxy Peer Group (which we refer to as the "Performance Peer Group") for purposes of measuring relative total shareholder return (TSR) for our cash incentive unit (CIU) awards (see the Long-Term Incentive section above for details on these awards). This subset is selected because they are considered to be direct business competitors of Unum.

The Committee evaluates the composition of the Proxy Peer Group every year. Peer companies are determined based on five primary criteria (life and health GICS code; reasonable range of: assets, revenues, and market capitalization; and competition with Unum for talent and/or market share). Based on the most recent peer review in August 2024, on average, the companies in the Proxy Peer Group met three of the five criteria. Overall, Unum is at approximately 93% of the revenue median (as of the 12 months ended March 31, 2024). Additionally, 10 of the 12 peers (83%) selected Unum as a peer for compensation benchmarking purposes in their 2024 proxy statements.

During its annual Proxy Peer Group analysis in August 2024, the Committee with its consultant, Pay Governance, considered other insurance and financial services companies and determined that, based on the criteria described above, no companies should be removed and no additional companies were appropriate for inclusion in the Proxy Peer Group at the time.

Annual sensitivity tests are performed to understand the impact of both larger and smaller peers on median CEO compensation levels. For the tests conducted in 2024, excluding the two smallest and two largest peers for testing purposes had no impact on CEO targeted total direct compensation. An additional sensitivity test was conducted using a common statistical approach known as regression analysis. Regression analysis considers the correlation between two factors and is commonly used to adjust compensation data to remove the effects of company size. The regression analysis considered the correlation between revenue and compensation. Based on these tests, the Committee determined that the Proxy Peer Group is appropriate.

The following table lists the companies in the Diversified Insurance Study (DIS), Performance Peer Group and Proxy Peer Group.

BENCHMARKING EXECUTIVE COMPENSATION

	DIS Survey Participant[1]	Perf. Peer Group[2]	2024 Proxy Peer Group[3]	Proxy Peer Group Indicators				
				Life & Health GICS	0.4x to 2.5x Unum Revenues	0.4x to 2.5x Unum Assets	0.5x to 5.0x Unum Market Capitalization	List Unum as a Peer
Aflac	●	●	●	●	●	●	●	●
AIG	●							
Allianz Life Insurance	●							
Allstate	●							
Brighthouse Financial	●		●	●	●			●
Cigna	●							
CNO Financial Group	●		●	●		●		●
Corebridge Financial	●							
Equitable Holdings	●		●		●		●	●
Genworth Financial	●							
Globe Life		●	●	●	●	●	●	●
Guardian Life	●							
John Hancock	●							
Lincoln Financial Group Corporation	●	●	●	●	●		●	●
Massachusetts Mutual	●							
MetLife	●	●	●	●			●	
Nationwide	●							
New York Life	●							
Northwestern Mutual	●							
OneAmerica Financial Partners	●							
Pacific Life	●							
Principal Financial Group	●	●	●	●	●		●	●
Protective Life	●							
Prudential Financial	●	●	●	●			●	
Reinsurance Group of America			●		●	●	●	●
Securian Financial Group	●							
Sun Life Financial	●							
Symetra Financial	●							
The Hartford Financial Services Group	●	●	●		●	●	●	●
Thrivent Financial	●							
Transamerica	●							
USAA	●							
Voya Financial Services	●	●	●		●	●	●	●

(1) For compensation decisions made in early 2024, benchmarking comparisons were made using the 2024 Proxy Peer Group and the 2023 DIS (the latest data available at the time). Although Unum participates in the DIS, we are excluded from this table. The number of participants in the 2023 DIS increased by one (Corebridge Financial) from the prior year.

(2)   The Performance Peer Group will be used for the relative TSR comparison under the 2024 and 2025 CIU grants. These companies are our direct competitors, are generally followed by the same sell-side research analysts, and generally compete with us for talent.

(3)   The Proxy Peer Group includes multiline insurers, reinsurers and life and health insurers, with Unum's revenue at 93% of the peer median for the 12 months ended March 31, 2024 (the most current data as of the date of the analysis). Unum is not part of the Proxy Peer Group.

Compensation Policies and Practices

Equity Grant Practices

The Committee meets in February each year to consider prior year performance under the company's incentive programs. As appropriate, annual awards of equity-based compensation under the company's long-term incentive program are approved at this meeting. The company maintains an equity grant policy that provides that, except as otherwise determined by the Committee, annual awards of equity-based compensation to executive officers (including the NEOs) under the company's long-term incentive program will have a March 1 grant date, and non-annual awards to executive officers relating to new hires or promotions will be granted on, or as soon as administratively practicable following, as applicable, the individual's start date or promotion date. The closing stock price on the grant date is used to determine the number of equity units awarded. The March 1 date is intended to coincide with a time when the company is unlikely to be in possession of material nonpublic information. No stock options have been granted under the company's current long-term incentive program.

Although the company does not currently grant stock options, eligible employees may also enroll to purchase shares of Unum Group common stock at a 10% discount to the closing price on the date of purchase under the terms of our 2020 Employee Stock Purchase Plan with purchases generally made on the last day of each quarter using payroll deductions accumulated during the quarter. The company also maintains a broad-based Savings-Related Share Option Scheme for the benefit of its employees in the U.K. (the "UK SAYE Plan"), which allows eligible employees to purchase options for Unum Group common stock at a 10% discount to the closing price on a designated pricing day, which, unless otherwise determined by the Committee, occurs after the filing of the company's Annual Report on Form 10-K and before the trading window closes under the company's insider trading policy. Grants of such options then occur within 30 days of the pricing day, in accordance with applicable U.K. regulations. No NEO currently participates in the UK SAYE Plan. The company may change its grant policy and these plans in the future.

During 2024, the Committee did not consider material non-public information when determining the timing or terms of equity awards, and Unum did not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Stock Ownership and Retention Requirements

Ensuring that senior officers have a significant ownership stake in the company aligns the long-term interests of management with those of the company's shareholders and promotes a culture of ownership and accountability. We require senior officers, including each current NEO, to hold a multiple of his or her base salary in Unum shares (including, as applicable, unvested restricted stock units (RSUs) and stock success units (SSUs)). These officers are required to meet the ownership requirement within five years following their date of hire or promotion. Not meeting the requirement may impact the officer's eligibility for, or amount of, future equity grants. Covered officers are required to hold all net after-tax shares acquired upon the vesting of RSUs or SSUs until the ownership requirement is met. Once the requirement is met, the officer can sell shares only to the extent that the sale would not reduce his or her holdings below the required ownership level.


STOCK OWNERSHIP REQUIREMENTS
Chief Executive Officer
6x
Multiple of Salary
Executive Vice President
3x
Multiple of Salary
Senior Vice President
1x
Multiple of Salary

For purposes of calculating each senior officer's stock ownership, the Committee determined that the greater of the spot price or the preceding 12-month average closing stock price should be used to reduce volatility in outcomes.

The following table presents the stock ownership and retention requirements for each current NEO. Each of the NEOs exceeded their applicable ownership requirements as of December 31, 2024.

STOCK OWNERSHIP AND RETENTION REQUIREMENTS FOR CURRENT NEOs (as of December 31, 2024)

	Common Stock[(1)(2)] ($)	RSUs and SSUs[(1)(3)] ($)	Total Current Ownership[(1)] ($)	Ownership as Multiple of Salary	
				Owned	Required
McKenney	52,286,476	21,254,943	73,541,419	66.9x	6x
Zabel	4,614,747	3,788,577	8,403,324	12.0x	3x
Pyne	1,413,720	2,293,434	3,707,154	5.7x	3x
Iglesias	517,210	2,100,197	2,617,407	4.4x	3x
Arnold	2,199,072	1,805,302	4,004,374	7.1x	3x

(1) Shares were valued based on the closing stock price of $73.03 on December 31, 2024.
(2) Amount includes shares held in certificate form, brokerage accounts, and 401(k) Plan accounts.
(3) RSUs vest over three years and SSUs vest upon the earlier of the achievement of performance metrics or August 24, 2026 (see Vesting Schedule for Unvested Restricted Stock Units below).

Hedging, Pledging and Insider Trading Policies

We believe our directors and executive officers, which includes our NEOs, should not speculate or hedge their interests in our stock. We therefore have a policy prohibiting them from buying or selling options, puts, calls, straddles, equity swaps or other derivatives directly linked to our stock. This policy generally does not apply to other employees, although employees who are "corporate insiders" under our insider trading policy are

prohibited from making "short sales" of our stock. We also prohibit directors and executive officers from pledging our stock as security for a loan.

Our insider trading policy prohibits our directors, executive officers and other employees from buying or selling our stock while in possession of material nonpublic information about the company and from conveying any such information to others. Under this policy, additional trading restrictions apply to "corporate insiders" (which includes our directors and executive officers), who are generally permitted to buy or sell our stock only during predetermined window periods following earnings announcements, and in certain cases only after they have pre-cleared the transactions with our general counsel or designee. Our insider trading policy also is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the company when repurchasing Unum stock. A copy of our insider trading policy was filed as Exhibit 19 to our Annual Report on Form 10-K filed with the SEC on February 27, 2025.

Recoupment Policies

The company maintains the Unum Group Rule 10D-1 Compensation Recovery (Clawback) Policy, a clawback policy that is intended to comply with the requirements of NYSE rules implementing Rule 10D-1 under the Securities Exchange Act. Under this policy, in the event we are required to prepare an accounting restatement of our financial statements due to material non-compliance with any financial reporting requirement under the federal securities law, we will recover the excess incentive-based compensation received by any covered executive officer, including our NEOs, on or after October 2, 2023 and during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

We also maintain the Senior Officer Recoupment Policy. Under this policy, in the event that a covered executive, including each of the NEOs, has committed or engaged in any fraud or willful misconduct giving rise, or that could reasonably be expected to give rise, directly or indirectly, to any significant financial harm to the company, the Committee may recoup any portion of cash- or equity-based incentive compensation (including time and performance vesting awards) granted, vested or paid to such covered executive during the period during which such fraud or willful misconduct occurred.

Accounting Considerations

ASC TOPIC 718

We account for stock-based payments under the requirements of Financial Accounting Standards Board (FASB) ASC Topic 718 "Compensation — Stock Compensation" (ASC 718). A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 13 of the Consolidated Financial Statements in Part II, Item 8 of our 2024 Form 10-K. Each year, the company provides a report to the Committee of the expense for stock-based payments. Additionally, in the event the Committee is considering new equity-based compensation programs or changes to existing programs, the accounting implications of the program or change are presented and discussed as part of the decision process.

Perquisites and Other Personal Benefits

We provide a limited number of perquisites and other personal benefits to our employees (including our NEOs), which are described below:

- One of our largest employee locations is in Tennessee, which has no state income tax. Due to the frequency of travel between our corporate offices and other locations, employees often incur nonresident state taxes in multiple states. Therefore, when any employee travels to other company locations outside of his or her primary state of employment and incurs state income tax based on another state's law, we pay the non-resident state taxes and provide a tax gross-up on this amount.

- Mr. McKenney is allowed 20 hours of personal use of the company aircraft paid by the company per year. This allows for effective use of Mr. McKenney's time, given the company's various locations and, with respect to certain of such locations, distance from major commercial airports. Additionally, this provides additional personal security and enables Mr. McKenney to work more productively on confidential and sensitive matters while traveling. Income is imputed to Mr. McKenney for this usage and he is responsible for the taxes incurred in connection therewith (i.e., the amount is not grossed-up for taxes). During 2024, Mr. McKenney used 17.7 hours.

- The company has also entered into an aircraft time-sharing agreement with Mr. McKenney, pursuant to which he agrees to reimburse the company for the costs of his personal use of the company aircraft above the 20 annual hours allowed. During 2024, Mr. McKenney did not use the aircraft time-sharing arrangement.

- U.S.-based Executive Vice Presidents and the CEO, which includes all of our NEOs, receive executive financial counseling and tax planning services. While the company provides financial planning services to all employees, we provide supplemental services to executives due to the amount of pay they have at risk and other complexities of their compensation packages.

- A tax gross-up is provided to employees who incur income on company-sponsored events where attendance is expected, including a limited number of events we host each year to recognize the contributions of various employees. These functions serve specific business purposes, and in some cases the attendance of a NEO and his or her spouse or guest is expected. If so, we attribute income to the NEO for these costs when required under Internal Revenue Service regulations.

- For more information, see the All Other Compensation table.

Retirement and Workplace Benefits

We provide a competitive benefits package for employees (including our NEOs) and their dependents, portions of which are paid for, in whole or in part, by the employee. Among the retirement benefits we offer are:

The Unum Group 401(k) Retirement Plan

We offer a 401(k) plan to all regular U.S. employees who meet eligibility requirements, under which a portion of employee contributions is matched.

- We match dollar-for-dollar up to 5% of base salary and any recognized sales and performance-based incentive compensation for employee contributions into the plan.

- New hires are automatically enrolled in the qualified 401(k) Plan at a 5% deferral rate 45 days after hire but are able to make adjustments to their deferral rate.

- We make an additional non-elective contribution of 4.5% of earnings for all eligible employees.

We also offer a separate, non-qualified defined contribution plan (Non-Qualified Plan) for employees whose benefits under the tax-qualified plan are limited by the Internal Revenue Code (the "Code").

Other Workplace Benefits

 **Insurance:** medical, pharmacy, dental, vision, life, short- and long-term disability, voluntary products (whole life, hospital indemnity, critical illness, accident)

 **Programs:** preventive services, telehealth services, family building resources, back-up child care services

 **Accounts:** healthcare and dependent reimbursement accounts, Health Savings Account

 **Paid Time Away:** paid time off, paid holidays, parental and caregiver leave

 **Financial Resources:** financial planning resources, emergency savings program, employee stock purchase plan, student debt relief, tuition assistance

 **Health and Wellness:** onsite & virtual fitness memberships, digital behavioral health support, employee assistance program, subsidized healthy food options in home office locations

 **Other:** matching gifts program for charitable contributions, pet insurance

In April 2018, we purchased corporate owned life insurance (COLI) on all officers who gave their approval. In the event of a covered officer's death while still employed, we will provide a death benefit to the officer's beneficiary in the amount of $200,000. In the event of a covered officer's death while no longer employed, we will provide a death benefit to the officer's beneficiary in the amount of $50,000. Each of the NEOs is covered under the policy. Mr. Arnold is also covered under a similar COLI policy purchased in April 2000 that would provide a death benefit to his beneficiary in the amount of $200,000 in the event of his death while still employed.

Pension Benefits

The Unum Group Pension Plan (the Qualified Plan) and the Unum Group Supplemental Pension Plan (the Excess Plan) were frozen on December 31, 2013. Benefits earned under these plans have been determined based on service and eligible earnings through December 31, 2013. NEOs hired prior to this date and who met the participation requirements as of the freeze date participated in both the Unum Group Pension and Supplemental Pension Plans. Benefits earned before the freeze will be paid to employees under the terms of the plans as they terminate employment or retire. Generally, employees who terminate employment are eligible to elect to start receiving benefits under the pension plans as early as age 55 but no later than age 65.

FROZEN DEFINED BENEFIT PLANS

Unum Group Pension Plan (Qualified Plan)

Provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Code. The Qualified Plan was designed to provide tax-qualified pension benefits for most employees. The further accrual of retirement benefits under this plan was frozen on December 31, 2013.

Unum Group Supplemental Pension Plan (Excess Plan)

Provides unfunded, non-qualified benefits for compensation that exceeds the Code limits applicable to the Qualified Plan. The further accrual of retirement benefits under this plan was frozen on December 31, 2013.

Plan Descriptions

Following are details of how each of the frozen pension plan benefits are calculated. These formulas incorporate base pay received in each plan year during which the employee accrued credited service through December 31, 2013, and payments received from the regular Annual Incentive Plan and any field or sales compensation plans through that date. Not included are other bonuses, long-term incentive awards, commissions, prizes, awards, or allowances for incidentals.

QUALIFIED PLAN

In calculating the basic pension benefits in the Qualified Plan, three criteria are used:

FROZEN QUALIFIED PLAN CRITERIA

Credited service
Measures of the time individuals are employed at the company. One year of credited service is granted for each plan year in which 1,000 hours of employment are completed. No additional credited service will accrue to any participant after December 31, 2013.
Highest average earnings
The average of the highest five years of compensation (whether or not consecutive) during the earlier of the last 10 years of employment or as of the date the plan was frozen on December 31, 2013.
Social Security covered compensation
The average of the taxable wage bases in effect for each calendar year during the 35-year period ending when the plan was frozen on December 31, 2013.

The basic benefit is provided as an annual single life annuity and is calculated as follows:



$$\frac{\left(\%\ \text{of highest average earnings}^{(1)} \times \text{YEARS of service}\right) + \left(3.5\%\ \text{of highest average earnings in excess of Social Security covered compensation} \times \text{YEARS of credited service}\right)}{\text{Conversion factor based on retirement commencement age}^{(2)}} = \text{QUALIFIED PLAN BASIC BENEFIT}$$

(1) Can range from 3%, if the sum of an employee's age and years of credited service is less than 30, to 8%, if the sum equals or exceeds 95.

(2) Equal to 9.0 for retirement at age 65 and increased by 0.2 for each whole year retirement occurs prior to age 65.

All frozen pension benefits are indexed on the first day of each plan year (January 1st) following December 31, 2013 using the National Average Wage rate of increase published by the Social Security Administration in the preceding year (minimum of 2.75% and maximum of 5%). As of January 2017, the retirement benefits are indexed using the Internal Revenue Service regulations.

Benefits provided under the Qualified Plan are based on pensionable earnings through December 31, 2013 up to the 2013 compensation limit of $255,000 under the Code. In addition, as of 2024, annual benefits may not exceed $275,000 (payable as a single life annuity beginning at any age from 62 through Social Security Normal Retirement Age) under the Code.

EXCESS PLAN

As described above in the Frozen Defined Benefit Plans table, the Excess Plan disregards the annual benefit limit under Section 415 of the Code. The Excess Plan takes into account pension benefits outside of the Qualified Plan and is calculated as follows:



PAYMENT THAT WOULD HAVE BEEN PROVIDED

under the Qualified Plan if IRS compensation limit did not exist

—

PAYMENT ACTUALLY PROVIDED

under the Qualified Plan

=

EXCESS PLAN BENEFIT

RETIREMENT AGE

Participants in the pension plans outlined above are eligible to retire as early as age 55. Under the Qualified Plan, participants may retire early at age 55 with five years of vesting service. Under the Excess Plan, generally participants can retire at the later of age 60 or termination. However, if a participant begins receiving a benefit prior to the normal retirement age of 65, the normal retirement benefit will be reduced based on the applicable early reduction factors defined in the plan. The benefit formulas for the Qualified and Excess Plans are shown above. Messrs. McKenney, Pyne and Arnold are the only NEOs currently eligible for early retirement under the Qualified Plan.

Compensation Committee Report

The Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Human Capital Committee

Susan D. DeVore, Chair

Cynthia L. Egan

Gale V. King

Ronald P. O'Hanley

Compensation Tables

2024 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard P. McKenney								
President and Chief Executive Officer, and a Director	2024	1,100,000	—	5,343,726 [1]	10,776,651 [2]	— [5]	1,172,684 [6]	18,393,061
	2023	1,100,000	—	4,499,992	13,185,751 [3]	78,000	863,479	19,727,222
	2022	1,090,385	—	4,200,000	3,761,828 [4]	—	551,176	9,603,389
Steven A. Zabel								
Executive Vice President, Chief Financial Officer	2024	692,308	—	1,247,389 [1]	2,582,450 [2]	—	365,987 [6]	4,888,134
	2023	656,154	—	880,002	2,737,337 [3]	—	418,598	4,692,091
	2022	637,116	129,016 [4]	773,445	1,290,160 [4]	—	174,770	3,004,507
Christopher W. Pyne								
Executive Vice President, Group Benefits	2024	595,192	—	915,319 [1]	1,164,105 [2]	— [5]	213,542 [6]	2,888,158
Lisa G. Iglesias								
Executive Vice President, General Counsel	2024	593,269	—	528,299 [1]	1,314,201 [2]	—	176,091 [6]	2,611,860
	2023	565,000	—	450,596	1,718,581 [3]	—	163,076	2,897,253
	2022	562,116	—	371,240	843,174 [4]	—	125,588	1,902,118
Timothy G. Arnold								
Executive Vice President, Voluntary Benefits & President, Colonial Life	2024	559,231	—	487,528 [1]	1,199,338 [2]	43,000 [5]	295,465 [6]	2,584,562
	2023	533,077	—	328,104	1,486,693 [3]	179,000	367,631	2,894,505
	2022	520,199	—	343,768	741,284 [4]	—	272,438	1,877,689

(1) These amounts reflect the value of restricted stock units (RSUs) granted on March 1, 2024 for performance in 2023 (see page 68 for details) and, for Mr. Pyne only, the value of a one-time award of RSUs granted on February 6, 2024 (see page 69 for details). See Note 13 ("Stock-Based Compensation") to our consolidated financial statements in our 2024 Form 10-K for additional information about the company's accounting for share-based compensation arrangements. The grant date fair value of the RSUs was calculated in accordance with ASC Topic 718 as the number of units granted multiplied by $49.30, the closing market price of shares of company stock on the grant date (or $47.53 for Mr. Pyne's February award).

(2) These amounts reflect both annual and long-term incentive awards. The annual incentive awards were paid in March 2025 for performance in 2024. The long-term incentive awards consist of cash incentive units (CIUs) granted in 2022 that vested on December 31, 2024, with a final achievement factor of 186.2%. As a result, our NEOs received the following amounts upon settlement of the vested CIUs: $7,820,400 for Mr. McKenney; $1,440,142 for Mr. Zabel; $420,114 for Mr. Pyne; $691,268 for Ms. Iglesias; and $640,107 for Mr. Arnold. Additional details can be found in the Annual and Long-Term Incentive Programs section.

(3) These amounts reflect both annual and long-term incentive awards paid in March 2024 for performance in 2023. The long-term incentive awards consist of CIUs, which were granted in 2021 and vested on December 31, 2023 with a final achievement factor of

193%, and cash success units (CSUs), which were granted in 2020 under the one-time Success Incentive Plan. One-third of the CSUs vested at the end of the second performance period, on December 31, 2023.

(4) Amounts reflect the annual incentive awards paid in March 2023 for performance in 2022. As required under SEC rules, the 10% discretionary adjustments approved for Mr. Zabel (as discussed in our 2023 Proxy Statement) are reported in the "Bonus" column.

(5) Pension values may fluctuate from year-to-year depending on a number of factors, including age at benefit commencement and the assumptions used to determine the present value, such as the discount rate and mortality rate. The assumptions used by the company in calculating the change in pension value are described beginning on page 93 and are consistent with those set forth in Note 11 of our Consolidated Financial Statements in Part II, Item 8 of our 2024 Form 10-K, except as otherwise provided in footnotes to the Pension Benefits table on page 93. The actual change in present value of accumulated benefits from December 31, 2023 through December 31, 2024 was ($1,000) for Mr. McKenney's Excess Plan Benefits and ($3,000) and ($4,000) for Mr. Pyne's Qualified and Excess Plan Benefits, respectively. The increase in discount rate more than offset the increase due to the passage of time. As such present values declined during this period, no amount is shown in this column in accordance with SEC rules.

(6) "All Other Compensation" amounts are set forth in the following table.

2024 ALL OTHER COMPENSATION

	McKenney	Zabel	Pyne	Iglesias	Arnold
Employee and Spouse/Guest Attendance at Company Business Functions[a]	$73,490	$30,632	$13,064	$7,334	$33,980
Financial Planning/Tax Services	17,000	17,000	13,500	13,500	17,000
Travel Expenses[b]	—	—	19,041	—	—
Personal Use of Company Aircraft[c]	122,095	4,831	—	—	—
Total Perquisites	**$212,585**	**$52,463**	**$45,605**	**$20,834**	**$50,980**
Matching Gifts Program[d]	10,000	10,000	10,000	10,000	10,000
Company Matching Contributions Under our Qualified and Non-Qualified Defined Contribution Retirement Plan[e]	271,563	99,722	72,146	71,191	63,411
Company Contributions to the Qualified and Non-Qualified Defined Contribution Retirement Plan[f]	244,406	89,750	64,931	64,072	57,070
Non-Resident State Taxes[g]	246,505	58,454	7,522	3,176	53,476
Tax Reimbursement Payments[h]	187,625	55,598	13,338	6,818	60,528
Total All Other Compensation	**$1,172,684**	**$365,987**	**$213,542**	**$176,091**	**$295,465**

(a) Spouses or guests sometimes accompany the NEOs at company business functions. Amounts shown represent the incremental cost to the company for such attendance.

When these trips included travel on the company aircraft, the incremental cost to the company of such travel was calculated to determine amounts to be reported. For purposes of compensation disclosure, the use of company aircraft is valued using an incremental cost that takes into account fuel costs, landing fees, parking, weather monitoring and maintenance fees per hour of flight. Crew travel expenses are included based on the actual amount incurred for a particular trip. Fixed costs associated with travel on the company aircraft that do not change based on level of usage, such as pilot salaries and depreciation of the aircraft, are excluded. On occasion, executives and/or their spouses fly on the company aircraft as additional passengers on business flights, for which there is no incremental cost.

When spouse or guest attendance is expected at company business functions, a tax gross-up payment is provided. Where applicable, these payments have been included under "Tax Reimbursement Payments".

(b) Mr. Pyne works in our Portland, Maine office but lives in another state. The company reimburses him for his travel expenses to and from Maine. This amount is imputed as income to him and he is responsible for all taxes thereon.

(c) Mr. McKenney is allowed 20 hours of personal use of the company aircraft paid by the company per year. For purposes of compensation disclosure, the use of company aircraft is valued using an incremental cost that takes into account fuel costs, landing fees, parking, weather monitoring and maintenance fees per hour of flight. Crew travel expenses are included based on the actual amount incurred for a particular trip. We also allocate incremental costs in the event that a deadhead flight is required to reposition the aircraft during a personal trip. Fixed costs associated with travel on the company aircraft that do not change based on level of usage, such as pilot salaries and depreciation of the aircraft, are excluded. Income is imputed to Mr. McKenney for this usage and he is responsible for the taxes incurred (i.e., the amount is not grossed-up for taxes). In addition, Mr. Zabel was imputed income for a non-business related travel leg during a business trip in 2024. The non-business travel was required due to a time-sensitive family matter, and Mr. Zabel paid the taxes related to this travel. The amount shown above is the incremental cost which was calculated as outlined in this footnote.

(d) Amounts represent those provided through our Matching Gifts Program, available to all full-time employees and non-employee directors. During 2024, the company matched eligible gifts from a minimum of $50 to an aggregate maximum gift of $10,000 per employee. Amounts listed only represent company matching gifts made to qualified non-profit organizations and educational institutions on behalf of the NEOs, and do not represent total charitable contributions made by them during the year. Additionally, all full-time employees and non-employee directors were eligible to make a Unum Political Action Committee (PAC) contribution. For those who contribute to the UnumPAC and utilize the matching contribution feature, the company will make a matching contribution to the qualifying charity of the employee's choice up to the $10,000 matching gift limit in the following year. Therefore, if a NEO elected a match for their 2023 UnumPAC contributions, the matching gift was made in 2024 and is reflected in this amount.

(e) Amounts represent the aggregate matching contributions into our 401(k) Plan as well as matching contributions into our Non-Qualified Plan. Matching contributions under our 401(k) Plan are provided to all eligible employees participating in the plan as described in the Retirement and Workplace Benefits section. Matching contributions under our Non-Qualified Plan are provided to eligible officers participating in the plan. The company matched contributions dollar-for-dollar up to 5% of eligible earnings in 2024 under both the 401(k) Plan and Non-Qualified Plan.

(f) These amounts represent the aggregate of company contributions under our 401(k) and Non-Qualified Plans as described in the Retirement and Workplace Benefits section. Full-time employees with one year of service with the company receive 4.5% of their salary and annual incentive contributed into their 401(k) Plan.

(g) Many of our employees are required to travel to other company locations outside of their primary state of employment. While working in a state other than their primary state of employment, employees may become subject to state income taxes in that state if days worked or earnings accrued exceed an amount specified under state law. When this happens, we pay the state income tax on behalf of those employees (including our NEOs) and gross-up the income amount for taxes (gross-ups on these amounts are included in "Tax Reimbursement Payments"). The employee remains responsible for any taxes they would have incurred had they worked only in their primary state of employment.

(h) Amounts represent tax payments made by us on behalf of each NEO relating to Employee and Spouse/Guest Attendance at Company Business Functions and/or Non-Resident State Taxes.

2024 Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			All Other Stock Awards (Number of Shares of Stock or Units) (#)[1]	Grant Date Fair Value of Stock Awards ($)
				Threshold	Target	Max		
McKenney			AIP	687,500	2,750,001	5,500,002 [2]		
	3/1/2024	2/19/2024	CIU		5,343,750	10,687,500 [3]		
	3/1/2024	2/19/2024	RSU				108,392	5,343,726 [4]
Zabel			AIP	259,616	1,038,462	2,076,924 [2]		
	3/1/2024	2/19/2024	CIU		1,247,400	2,494,800 [3]		
	3/1/2024	2/19/2024	RSU				25,302	1,247,389 [4]
Pyne			AIP	148,798	595,192	1,190,384 [2]		
	2/6/2024	2/3/2024	RSU				10,520	500,016 [5]
	3/1/2024	2/19/2024	CIU		415,294	830,588 [3]		
	3/1/2024	2/19/2024	RSU				8,424	415,303 [4]
Iglesias			AIP	148,317	593,269	1,186,538 [2]		
	3/1/2024	2/19/2024	CIU		528,275	1,056,550 [3]		
	3/1/2024	2/19/2024	RSU				10,716	528,299 [4]
Arnold			AIP	139,808	559,231	1,118,462 [2]		
	3/1/2024	2/19/2024	CIU		487,519	975,038 [3]		
	3/1/2024	2/19/2024	RSU				9,889	487,528 [4]

(1) Restricted stock units (RSUs) were granted under the 2022 Stock Incentive Plan. Details are provided in the Long-Term Incentive Granted in 2024 table and related footnotes on page 68.

(2) The amounts in this row reflect the threshold, target, and maximum award that could be earned in 2024 under the Annual Incentive Plan (AIP). For the AIP, the threshold is 25% of the amount shown in the "Target" column and reflects the payout that would have been earned based on threshold achievement of each of the performance measures. Target amounts are based on the individuals' earnings for 2024 and their annual incentive target. The maximum award is 200% of such target.

(3) The amounts in this row reflect the target and maximum award for the cash incentive units (CIUs) awarded under the Long-Term Incentive plan. The actual amount that will be issued will be determined based on the achievement of the three-year performance goals (2024-2026), modified by relative total shareholder return, as described in further detail in the Long-Term Incentive section.

(4) The grant date fair value of the RSUs granted on March 1, 2024 was calculated as the number of units granted multiplied by $49.30, the closing market price of shares of company stock on the grant date.

(5) The grant date fair value of the RSUs granted on February 6, 2024 was calculated as the number of units granted multiplied by $47.53, the closing market price of shares of company stock on the grant date.

2024 Outstanding Equity Awards at Fiscal Year-End

	STOCK AWARDS	
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1][2] ($)
McKenney	291,044	21,254,943
Zabel	51,877	3,788,577
Pyne	31,404	2,293,434
Iglesias	28,758	2,100,197
Arnold	24,720	1,805,302

(1) The amounts in the "Number of Shares or Units of Stock That Have Not Vested" column represent the aggregate value of outstanding and unvested restricted stock units (RSUs) and stock success units (SSUs) based on the closing stock price of $73.03 on December 31, 2024. Dividends on these awards are accrued in cash and paid at the same time that the underlying RSUs and SSUs vest. As of December 31, 2024, our NEOs had the following amounts (rounded) of accrued cash dividends on their outstanding RSUs and SSUs: $872,465 for Mr. McKenney; $124,732 for Mr. Zabel; $71,955 for Mr. Pyne; $86,887 for Ms. Iglesias; and $73,761 for Mr. Arnold.

(2) SSUs were granted in August 2020 and have a six-year term, with the opportunity for proportional accelerated vesting after one-, three- and five-year performance periods. Each performance period began on January 1, 2021 and the awards will vest in full on the sixth anniversary of the grant date (August 2026), subject to the executive's continued employment, unless vesting is accelerated based on the company's achievement of three performance hurdles. As of December 31, 2024, one-third of the SSU awards remained outstanding.

Vesting Schedule for Unvested Restricted Stock Units

		Number of Units Vesting[1]				
Vesting Date	**Grant Date**	**McKenney**	**Zabel**	**Pyne**	**Iglesias**	**Arnold**
February 6, 2025	2/6/2024	—	—	3,471	—	—
March 1, 2025	3/1/2022	53,125	9,784	2,854	4,696	4,349
March 1, 2025	3/1/2023	32,587	6,373	2,681	3,263	2,376
March 1, 2025	3/1/2024	35,769	8,349	2,779	3,536	3,263
February 6, 2026	2/6/2024	—	—	3,472	—	—
March 1, 2026	3/1/2023	33,575	6,566	2,762	3,362	2,448
March 1, 2026	3/1/2024	35,769	8,350	2,780	3,536	3,263
August 24, 2026[2]	8/24/2020	63,365	3,852	4,163	6,721	5,658
February 6, 2027	2/6/2024	—	—	3,577	—	—
March 1, 2027	3/1/2024	36,854	8,603	2,865	3,644	3,363
Total		**291,044**	**51,877**	**31,404**	**28,758**	**24,720**

(1) Dividend equivalents accrue and settle in cash to the extent that the underlying RSUs and SSUs vest.

(2) These SSUs are eligible for accelerated vesting after a five-year performance period, conditioned upon achievement of the performance hurdles during the applicable performance period. See the details of the Success Incentive Plan beginning on page 62 of our 2021 Proxy Statement.

2024 Stock Vested

	Stock Awards	
	Number of Shares Acquired on Vesting[1] **(#)**	**Value Realized on Vesting**[2][3] **($)**
McKenney	131,026	6,828,828
Zabel	23,368	1,216,155
Pyne	8,410	437,497
Iglesias	12,462	649,501
Arnold	10,698	558,252

(1) Reflects the number of restricted stock units (RSUs) that vested during 2024. A portion of the shares acquired upon each vesting event were withheld to cover taxes due upon vesting.

(2) RSUs were multiplied by the closing stock price on the vesting date, March 1, 2024.

(3) Our NEOs had the following amounts (rounded) of accrued cash dividends on their vested RSUs: $369,247 for Mr. McKenney; $64,113 for Mr. Zabel; $22,884 for Mr. Pyne; $35,125 for Ms. Iglesias; and $30,841 for Mr. Arnold. Accrued cash dividends are included in the "Value Realized on Vesting" column and were distributed at the time the underlying stock awards were distributed. A portion of the cash was withheld to cover taxes due upon vesting.

Current Value of Pension Benefits

Pension benefits payable to participating NEOs are summarized in the following table. Mr. Zabel and Ms. Iglesias do not participate in the company's pension plans.

PENSION BENEFITS

	Plan Name	Number of Years of Credited Service[1] (#)	Present Value of Accumulated Benefits[2] ($)	Payments During Last Fiscal Year ($)
McKenney	Qualified	4.42	103,000	—
	Excess	4.42	565,000	—
Pyne	Qualified	22.00	772,000	—
	Excess	22.00	968,000	—
Arnold	Qualified	28.83	1,210,000	—
	Excess	28.83	615,000	—

(1) All calculations utilize credited service and pensionable earnings as of the pension freeze date, December 31, 2013. Therefore, the credited service shown reflects service through December 31, 2013. While all named executives have continued in service through the December 31, 2024 measurement date, no additional pensionable earnings or credited service have been accrued following the freeze date.

(2) The "Present Value of Accumulated Benefits" is based upon a measurement date of December 31, 2024, which is the same measurement date used for financial statement reporting purposes for the company's audited financial statements as found in Note 11 to the Consolidated Financial Statements contained in the company's 2024 Form 10-K. All calculations utilize the following assumptions:

• Retirement Age: Assumes age 65.
• Discount Rate: 5.80%.
• Salary Increase Rate: Not applicable.
• Social Security Indexing Rate: 3.5% to index the Qualified and Excess Plan benefits from the measurement date to commencement date.
• Pension Increase Rate: Not applicable.
• Pre-Retirement Decrements: None.
• Post-Retirement Mortality Table: Pri-2012 Mortality Tables projected using fully generational Scale MP-2020.

Non-Qualified Deferred Compensation

We maintain one active non-qualified defined contribution plan (Non-Qualified Plan) that allows for deferrals of compensation by our NEOs.

NON-QUALIFIED DEFERRED COMPENSATION

	Plan	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[4] ($)
McKenney	Non-Qualified DC	254,313	483,194	1,134,400	—	7,841,897
Zabel	Non-Qualified DC	82,472	156,697	199,881	—	1,338,994
Pyne	Non-Qualified DC	87,833	104,302	330,421	—	2,599,677
Iglesias	Non-Qualified DC	215,764	102,488	314,546	—	2,742,077
Arnold	Non-Qualified DC	92,322	87,706	567,905	—	3,173,146

(1) These amounts are included in the Summary Compensation Table, as applicable, in the "Salary" and "Non-Equity Incentive Plan Compensation" columns for 2024 for each NEO.

(2) These amounts represent company contributions through our Non-Qualified Plan, as described in the Retirement and Workplace Benefits section. The amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2024 for each NEO.

(3) These amounts were not included in the Summary Compensation Table because investment earnings were not preferential or above market. The investment options under the non-qualified retirement plans are generally the same choices available to all employees that are eligible to participate in the 401(k) Plan and NEOs do not receive preferential earnings on their investments.

(4) This column includes the following amounts that were reported in prior years' Summary Compensation Tables in the "Salary," "Non-Equity Incentive Plan Compensation," or "All Other Compensation" columns, as applicable, to the extent that the NEO was an NEO at the time: $3,820,554 for Mr. McKenney; $696,316 for Mr. Zabel; $1,625,753 for Ms. Iglesias; and $911,730 for Mr. Arnold. Mr. Pyne's balance in the Non-Qualified Plan was $2,077,121 at December 31, 2023, which is included in his aggregate balance at December 31, 2024.

Post-Employment Compensation

The discussion below outlines estimated benefits payable to our NEOs under various termination scenarios as of December 31, 2024.

The following terminology will be used throughout the discussion of the various termination scenarios:

TERMINATION DEFINITIONS

Termination with cause

One or more of the following factors is present: the failure to substantially perform duties; the willful engagement in illegal conduct or gross misconduct harmful to the company; or the conviction of a felony (or plea of "guilty" or "no contest").

Termination without cause

One or more of the following factors is present: poor performance, other than for misconduct or cause (as defined above); job elimination; job requalification; or the decision to fill the position with a different resource consistent with the direction of the company.

Resignation for good reason

One or more of the following events have preceded the resignation of the NEO: assignment to a position inconsistent with his or her existing position or any other action that diminishes such position; reduction of his or her base salary or annual incentive target; failure to continue any material employee benefit or compensation plan in which he or she participates; or relocation to an office more than 50 miles from his or her location.

Change in control

A change in control occurs when one of the following situations exists: (a) the incumbent directors at the beginning of any two-year period cease to constitute a majority of the Board during such period; (b) an entity acquires 20% of our voting stock (30% in some instances); (c) we consummate certain transactions such as a merger or disposition of substantially all of our assets; or (d) shareholders approve a plan of liquidation or distribution.

In the event of any termination of employment, each NEO would receive benefits to which he or she is entitled, including any unpaid base salary through the date of termination, accrued vacation, and accrued benefits under the retirement plans.

Severance and Change in Control Arrangements

We have the following severance and change in control contracts and plans covering the NEOs.

SEVERANCE BENEFITS

The company provides severance benefits to all employees (including our NEOs) in the event of involuntary termination, other than for death, disability or cause. In general, we provide severance in order to give our employees competitive benefits with respect to the possibility of an involuntary termination of their employment.

Pursuant to arrangements more fully described in the next section, severance benefits would be provided to the NEOs as follows: (1) to Mr. McKenney under a severance agreement dated effective as of April 1, 2015, and (2) to the other NEOs under our Separation Pay Plan for Executive Vice Presidents and applicable change in control severance agreements.

When termination of employment is accompanied by severance payments, the former executive is required to release claims he or she may have against us, and to provide us with certain confidentiality, non-solicitation, non-competition, and non-disparagement covenants. We also agree to indemnify the former executive for certain actions taken on the company's behalf during his or her employment.

CHANGE IN CONTROL AGREEMENTS

Each NEO, other than Mr. McKenney, is covered by a standalone change in control severance agreement with the company. These agreements provide an enhanced severance benefit in the event of a termination following a change in control. This ensures the covered executives remain focused during the critical times before and after a major corporate transaction, regardless of any uncertainty created by the transaction with respect to their future employment.

None of the NEOs has an excise tax gross-up provision in his or her agreement.

As indicated above, change in control benefits are available to Mr. McKenney under his severance agreement. Mr. McKenney's agreement specifically addresses post-employment payments, including in the event of a termination of employment in connection with a change in control.

In the event of termination within the two year period immediately following the occurrence of a change in control, our NEOs (including Mr. McKenney) would receive the following benefits under their respective agreements:

- A multiple of the sum of base salary and annual incentive, which for Mr. McKenney is three times the sum of his annual base salary and the average of the annual incentive paid to him in the three years prior to the date of termination, and for the other NEOs is two times the sum of his or her annual base salary and annual incentive (the greater of the current year target or the prior year annual incentive paid);

- Prorated annual incentive through the date of termination of employment, which prorated amount for Mr. McKenney is based on the average of the annual incentive paid to him in the three most recent calendar years, and for the other NEOs is based on the greater of the current year target or the prior year annual incentive paid;

- Health and welfare benefits, which for Mr. McKenney are provided for up to three years, and for the other NEOs are provided for up to two years;

- Outplacement services (20% of base salary, maximum of $50,000); and

- Accelerated vesting of unvested cash incentive units (CIUs), cash success units (CSUs) and equity awards (including stock success units (SSUs)), that were assumed upon the change in control, but only if the termination of employment was due to death or disability, by the company without cause, or by the executive for good reason. The date of a change in control shall be deemed the last day of the performance period solely for the purpose of calculating performance for CIUs.

Notwithstanding the above, the change in control payments would be reduced if the reduction would result in greater after-tax proceeds to the executive absent the reduction. Otherwise, the executive would receive the above payments and be responsible for paying any excise tax (e.g., under Section 4999 of the Code) imposed on the payments.

TERMINATIONS NOT RELATED TO A CHANGE IN CONTROL

There are instances in which a NEO's employment may be terminated that does not involve a change in control. The company may terminate employment for cause or without cause. Additionally, termination of employment may occur upon a NEO's voluntary resignation, retirement, death, or becoming disabled.

In the event of the death, disability or retirement (if eligible) of a NEO, all of the NEO's unvested restricted stock units (RSUs) would vest. In the event of termination of employment as a result of job elimination or requalification (or, in the case of Mr. McKenney, resignation for good reason), the NEOs would vest in a pro-rata portion of earned CIUs and in the event of termination of employment as a result of death, disability, or retirement, the NEOs would vest in earned CIUs, in each case on the date that such awards would otherwise be settled based on actual performance. However, to the extent necessary to avoid the imposition of penalty taxes under Code Section 409A, stock would not be distributed until at least six months after the date of termination.

NEOs receive additional benefits depending upon the termination scenario as outlined in the following table:

TERMINATION BENEFITS AVAILABLE TO CEO AND OTHER NEOs UNDER NON-CHANGE IN CONTROL SCENARIOS

Benefits Received	Termination for Cause or Voluntary Resignation	Termination Without Cause or Resignation with Good Reason*	Disability	Death	Retirement
Severance[1]		CEO, Other NEOs			
Prorated Annual Incentive[2]		CEO	CEO, Other NEOs	CEO, Other NEOs	If Retirement Eligible
Long-Term Incentive Distribution[3][4]		CEO	CEO, Other NEOs	CEO, Other NEOs	If Retirement Eligible
Benefit Continuation[5]		CEO			
Outplacement Services[6]		CEO, Other NEOs			
Disability Benefits[7]			CEO, Other NEOs		
Group Life Ins. Benefits[8]				CEO, Other NEOs	
Corporate Owned Life Ins.[8]				CEO/Other NEOs who gave approval	

*   Mr. McKenney is the only NEO entitled to benefits in the event of a resignation for good reason other than in connection with a change in control.

(1)   If Mr. McKenney is terminated without cause or resigns with good reason, he will receive severance of two times the sum of his annual base salary and the average of the annual incentive paid to him in the three years prior to the date of termination. Other NEOs who are terminated without cause will receive 18 months of base salary. See the following table for termination benefits related to a change in control.

(2)   Annual incentive will be prorated based on the date of termination of employment. For all NEOs other than Mr. McKenney, the NEO will be eligible for prorated annual incentive in the event of death, disability, or retirement (if eligible) only if such termination occurs on or after the last pay period in June.

(3)   Mr. McKenney is eligible for retirement status under the terms of the Stock Incentive Plan of 2017 and the 2022 Stock Incentive Plan. Therefore, if he retires from the company, or is terminated without cause or resigns for good reason, his outstanding RSUs will be distributed on the first day following the six-month anniversary of the termination date to comply with Code Section 409A, under the terms of the award agreements. Additionally, he would be eligible to receive his outstanding CIUs based on actual performance at the end of the three-year performance cycle. Messrs. Zabel, Pyne and Arnold and Ms. Iglesias are also eligible for retirement status under the terms of the Stock Incentive Plan of 2017 and 2022 Stock Incentive Plan. Therefore, if they are terminated without cause or retire from the company, their unvested RSUs (with the exception of Mr. Pyne's February 2024 grant which does not have a retirement feature) will be distributed on the first day following the six-month anniversary of the termination date to comply with Code Section 409A, under the terms of the award agreements and they would be eligible to receive their unvested CIUs based on actual performance at the end of the three-year performance cycle.

(4)   For all NEOs, absent a change in control and in the event of death, disability, or retirement (if eligible), their RSUs (other than Mr. Pyne's February 2024 grant which does not have a retirement feature) will vest and be distributed on the first day following the six-month anniversary of the termination date to comply with Code Section 409A. Additionally, they would be eligible to receive any unvested CIUs based on actual performance at the end of the three-year performance cycle. Absent a change in control, all unvested CSUs and SSUs would be forfeited.

(5)   If Mr. McKenney is terminated without cause or resigns with good reason, he will receive health and welfare benefits for up to two years.

(6)   Outplacement services are capped at 20% of base salary (up to a maximum of $50,000).

(7)   Consists of monthly benefits from the company's long-term disability plan until the earlier of age 65 or death.

(8)   Group life insurance benefits are $50,000 for each full-time employee. Corporate owned life insurance (COLI) benefits are applicable for each NEO who was eligible at the time of purchase and gave their approval. The beneficiary (as defined in the policy) will receive $200,000 if the NEO is an active employee at death, or $50,000 if the NEO is not an active employee at death. Mr. Arnold is covered under two COLI benefits; his beneficiary will receive a total of $400,000 if Mr. Arnold is active at death, or $50,000 if he is not an active employee at death.

TERMINATION PAYMENTS

Termination payments are provided to NEOs as outlined in the following table and vary with the circumstances under which the termination occurs. In the event of termination as a result of death, payments will be made to the named executive officer's beneficiary.

Consistent with SEC requirements, all termination scenarios in the table below assume a termination date of December 31, 2024. Accordingly, all calculations in the following table were made using the closing market price of our common stock of $73.03 per share on December 31, 2024. We have excluded amounts received as an annuity under our retirement plans. The amounts shown in the table also do not include distributions of plan balances under the Non-Qualified Plan, which are shown in the Non-Qualified Deferred Compensation table on page 94.

The amounts in the following table are hypothetical based on the rules of the SEC. Actual payments depend on the circumstances and timing of any termination. The information provided in this table constitutes forward-looking statements for purposes of the Private Litigation Securities Reform Act of 1995.

TERMINATION TABLE

Termination Scenario	McKenney ($)	Zabel ($)	Pyne ($)	Iglesias ($)	Arnold ($)
Termination for Cause or Voluntary Resignation					
	—	—	—	—	—
Total	—	—	—	—	—
Termination Without Cause (All NEOs) or Resignation with Good Reason (CEO)					
Severance	9,359,386	1,050,000	975,000	900,000	847,500
Prorated Annual Incentive[1]	3,579,693	—	—	—	559,231
Long-Term Incentive Distribution[2]	31,184,016	6,510,976	2,267,863	3,008,219	2,593,167
Benefit Continuation	118,721	—	—	—	—
Outplacement Services	50,000	50,000	50,000	50,000	50,000
Total	**$44,291,816**	**$7,610,976**	**$3,292,863**	**$3,958,219**	**$4,049,898**
Disability					
Prorated Annual Incentive[1][3]	3,579,693	1,142,308	743,991	622,933	559,231
Long-Term Incentive Distribution[2]	31,184,016	6,510,976	3,048,816	3,008,219	2,593,167
Disability Benefits	208,580	202,619	222,518	140,319	71,259
Total	**$34,972,289**	**$7,855,903**	**$4,015,325**	**$3,771,471**	**$3,223,657**
Death					
Prorated Annual Incentive[1][3]	3,579,693	1,142,308	743,991	622,933	559,231
Long-Term Incentive Distribution[2]	31,184,016	6,510,976	3,048,816	3,008,219	2,593,167
Group Life Ins. Benefits	50,000	50,000	50,000	50,000	50,000
Corporate Owned Life Ins.	200,000	200,000	200,000	200,000	400,000
Total	**$35,013,709**	**$7,903,284**	**$4,042,807**	**$3,881,152**	**$3,602,398**
Termination Related to a Change in Control					
Severance	14,039,079	4,004,274	2,995,444	2,861,100	2,547,984
Prorated Annual Incentive[1][3]	3,579,693	1,050,000	650,000	600,000	565,000
Long-Term Incentive Distribution	37,837,159	7,099,748	3,485,945	3,713,909	3,187,230
Benefit Continuation	178,082	78,465	143,733	131,884	92,577
Outplacement Services	50,000	50,000	50,000	50,000	50,000
DC Enhancement[4]	489,000	—	—	—	—
280G Cut-back[5]	—	(1,242,665)	(939,695)	—	—
Total	**$56,173,013**	**$11,039,822**	**$6,385,427**	**$7,356,893**	**$6,442,791**
Retirement					
Prorated Annual Incentive[6]	—	—	—	—	559,231
Long-Term Incentive Distribution[2]	31,184,016	6,510,976	3,048,816	3,008,219	2,593,167
Total	**$31,184,016**	**$6,510,976**	**$3,048,816**	**$3,008,219**	**$3,152,398**

(1) In these scenarios, per the terms of Mr. McKenney's severance agreement, he would be entitled to a prorated annual incentive. The amount is to be calculated using the average of the annual bonuses paid for the three most-recent calendar years.

(2) RSUs: In the event Mr. McKenney resigns with good reason, the amount shown in the table represents the value of the RSUs (and their related accrued cash dividends) at a market price of $73.03, the closing price of our stock on December 31, 2024. The actual distribution of shares would be delayed six months in order to comply with Code Section 409A regulations.

In the event of job elimination (which would be treated as a 'retirement' given each NEOs retirement status under the terms of the Stock Incentive Plan of 2017 and the 2022 Stock Incentive Plan) or in the event of death or disability, the amount shown in the table for Long-Term Incentive Distribution represents the value of the RSUs (and their related accrued cash dividends) at a market price of $73.03, the closing price of our stock on December 31, 2024 The actual distribution of shares would be delayed six months in order to comply with Code Section 409A regulations.

CIUs: In the event Mr. McKenney resigns with good reason or if any of the NEOs listed in this table have a job elimination or requalification (which would be treated as 'retirement' given their eligibility) or in the event of death or disability, the CIUs would be distributed based on actual performance at the end of the three-year performance cycle. In accordance with Regulation S-K, Item 402(j), the CIUs are reported at target levels since the final achievement is not yet determined.

(3) Per the terms of the Annual Incentive Plan, in the event of death or disability during the plan year, on or after the last payday of June, the participant or their beneficiary (as applicable) would receive a prorated payment based on plan results. Per the terms of the change in control severance agreements, in the event of a change in control for NEOs other than Mr. McKenney, each NEO is eligible for a prorated annual incentive based on the higher of the executive's prior year actual or the current year target bonus.

(4) Defined Contribution (DC) enhancement is a lump sum payment representing the amount resulting from multiplying the company's non-contributory retirement plan contributions times two additional years of eligible earnings. Mr. McKenney is the only NEO who is eligible for this benefit.

(5) For each of the NEOs, benefits and payments are subject to a cutback to eliminate any excise tax payable under Section 4999 of the Code if the net after-tax amount that each would receive with respect to such payments or benefits exceeds the net after-tax amount each NEO would receive if the amounts of such payments and benefits were not reduced and each paid the excise tax. In respect of a termination occurring as of December 31, 2024, Mr. McKenney would receive a greater benefit by having such benefits and payments reduced than by receiving such benefits and payments and paying the excise tax. The amount included above (which reduces the total for the termination scenario) is the amount by which such payments and benefits must be reduced in order for Mr. McKenney to avoid paying the excise tax.

(6) Mr. Arnold is eligible for retirement status under the terms of the Annual Incentive Plan as of December 31, 2024 and would be eligible for a prorated annual incentive in the event of retirement. The remaining NEOs did not meet the eligibility criteria for retirement status under the terms of the Annual Incentive Plan as of December 31, 2024 and therefore would not have been eligible for a prorated annual incentive payment in the event of retirement.

CEO Pay Ratio

As required by SEC rules, we are providing the following information about the ratio of the annual total compensation of our median compensated employee to the annual total compensation of our Chief Executive Officer.

The 2024 annual total compensation of the median employee as of December 31, 2024 was $83,155. The 2024 annual total compensation of Richard McKenney, our Chief Executive Officer, was $18,393,061. The ratio of these amounts (also referred to as the "CEO pay ratio") was 1-to-221.

The CEO pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records. The SEC's rules regarding the identification of the median compensated employee and the process of calculating the pay ratio allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their unique employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the CEO pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify our median employee, we began with our active employee population of approximately 10,818 employees as of December 31, 2024 (after excluding 376 employees in Poland as permitted by SEC rules). For these purposes, we identified the median compensated employee using base salary or hourly wages earned during fiscal 2024 and cash bonus paid for fiscal 2024. We annualized base salary or hourly wages, as applicable, for employees who were not designated as temporary or seasonal employees but who did not work for the entire year. Using this methodology, we determined that the median compensated employee was a full-time, non-exempt employee whose accountabilities include handling higher indemnity, more complex claims or larger corporate accounts. This employee is located in the eastern United States.

To calculate the CEO pay ratio for 2024, we identified the elements of our median employee's compensation for 2024 using the same methodology applied for calculating our CEO's total compensation as reported in the Summary Compensation Table, resulting in annual total compensation of $83,155.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance measures of the company. For information concerning the company's pay for performance philosophy and how the company aligns executive compensation with the company's performance, refer to the Compensation Discussion and Analysis beginning on page 56.

It is important to note that the "Total" amount set forth in the Summary Compensation Table (SCT) and the compensation actually paid (CAP) in the Pay Versus Performance (PVP) Table are not directly comparable. Each year presented in the SCT includes only the equity compensation granted during that year, whereas each year's CAP includes: (a) the year-end fair value of equity awards granted during the year, (b) the change in value during the year of unvested prior year equity awards and (c) the change in value from the beginning of the year to the vesting date for awards that vested during the year. Thus, the CAP includes both amounts paid or earned, as well as amounts derived from incremental accounting valuations for unvested equity awards that may never be earned or that could have different intrinsic values when earned.

In accordance with the SEC's disclosure requirements, the following table sets forth information pertaining to the compensation of our principal executive officer (PEO) and our non-PEO named executive officers (collectively, the "other NEOs") and certain financial performance measures, for each of the last five completed fiscal years.

PAY VERSUS PERFORMANCE TABLE

| | SCT Total for PEO[1] ($) | Compensation Actually Paid to PEO[2] ($) | Average SCT Total for Non-PEO NEOs[3] ($) | Average Compensation Actually Paid to Non-PEO NEOs[4] ($) | Value of Initial Fixed $100 Investment Based On: | | Net Income (in millions)[7] ($) | CSM: After-Tax Adjusted Operating Earnings Per Share[8] ($) |
					Total Shareholder Return[5] ($)	Peer Group Total Shareholder Return[6] ($)		
2024	18,393,061	27,044,542	3,243,179	4,230,563	307.2	171.9	1,779.1	8.44
2023	19,727,222	22,041,904	3,754,292	4,004,378	184.7	142.9	1,283.8	7.66
2022	9,603,389	24,123,228	2,588,735	4,574,016	162.5	136.5	1,407.2	6.40
2021	9,349,680	11,191,987	2,351,144	2,586,034	93.6	123.7	981.0	4.48
2020	13,258,738	11,827,507	2,747,103	2,451,121	83.7	90.5	793.0	4.93

(1) The dollar amounts reported in this column are the amounts reported for our PEO, Mr. McKenney (the Chief Executive Officer), for each of the corresponding years in the "Total" column in the SCT above.

(2) The dollar amounts reported in this column represent the CAP to Mr. McKenney, as computed in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by Mr. McKenney. In accordance with these rules, these amounts reflect the "Total" as set forth in the SCT for each year, adjusted as provided by SEC rules (as shown below). Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

COMPENSATION ACTUALLY PAID TO PEO

	2024	2023	2022	2021	2020
SCT Total	$18,393,061	$19,727,222	$9,603,389	$9,349,680	$13,258,738
Less, value of Stock Awards reported in SCT	(5,343,726)	(4,499,992)	(4,200,000)	(3,750,010)	(9,906,877)
Less, Change in Pension Value reported in SCT	—	(78,000)	—	—	(167,000)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	8,046,480	4,570,104	6,560,938	3,509,430	10,464,357
Plus (less), year-over-year change in fair value of outstanding and unvested equity awards granted in prior years	5,366,316	1,199,304	4,672,711	1,535,973	(954,629)
Plus (less), change in fair value from prior year-end vesting date of equity awards granted in prior years that vested in the year	582,411	1,123,266	7,486,190	546,914	(867,082)
Plus, pension service cost for services rendered during the year	—	—	—	—	—
CAP to Mr. McKenney	**$27,044,542**	**$22,041,904**	**$24,123,228**	**$11,191,987**	**$11,827,507**

(3) The dollar amounts reported in this column represent the average of the amounts reported for our other NEOs as a group (excluding Mr. McKenney) in the "Total" column of the SCT in each applicable year. The names of each of the other NEOs included for these purposes in each applicable year are as follows: (i) for 2024, Messrs. Zabel, Pyne, and Arnold and Ms. Iglesias; for 2023, 2022 and 2020, Messrs. Zabel, Simonds and Arnold and Ms. Iglesias; and (ii) for 2021, Messrs. Zabel, Simonds, Bhasin and Ms. Iglesias.

(4) The dollar amounts reported in this column represent the average CAP for the other NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts do not reflect the total compensation actually realized or received. In accordance with these rules, these amounts reflect the average "Total" as set forth in the SCT for each year, adjusted as provided by SEC rules (as shown below). Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS

	2024	2023	2022	2021	2020
Average SCT Total	$3,243,179	$3,754,292	$2,588,735	$2,351,144	$2,747,103
Less, average value of Stock Awards reported in SCT	(794,634)	(711,678)	(612,736)	(539,057)	(1,293,689)
Less, average Change in Pension Value reported in SCT	(10,750)	(81,000)	—	—	(166,750)
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	1,203,554	722,767	957,173	504,474	1,362,533
Plus (less), average year-over-year change in fair value of outstanding and unvested equity awards granted in prior years	528,164	167,404	646,295	198,884	(108,536)
Plus (less), change in fair value from prior year-end vesting date of equity awards granted in prior years that vested in the year	61,050	152,593	994,549	70,589	(89,540)
Plus, average pension service cost for services rendered during the year	—	—	—	—	—
Average CAP to Non-PEO NEOs	**$4,230,563**	**$4,004,378**	**$4,574,016**	**$2,586,034**	**$2,451,121**

(5) Total Shareholder Return (TSR) is calculated by dividing the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the company's share price at the end of each fiscal year shown and the beginning of the measurement period by (b) the company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2019.

(6) The peer group used for this purpose is the S&P 500 Life & Health Insurance Sub Industry Index, which is consistent with the disclosure required under Regulation S-K Item 201(e).

(7) The dollar amounts reported represent the amount of net income reflected in the company's audited financial statements for the applicable year.

(8) The company-selected measure (CSM) is after-tax adjusted operating earnings per share (EPS), which is a non-GAAP financial measure. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP financial measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measure to the non-GAAP financial measure, refer to Appendix B of this proxy statement.

Relationships Between Compensation Actually Paid and Performance Measures

As described in more detail in the Compensation Discussion and Analysis section above, the company's executive compensation program reflects a variable pay-for-performance philosophy. While the company utilizes several performance measures to align executive compensation with company performance, all of those measures are not presented in the PVP table above. Moreover, as discussed above, the company generally seeks to incentivize long-term performance and therefore does not specifically align the company's performance measures with CAP for a particular year. In accordance with SEC rules, the following information explains how the CAP to our PEO, as well as the average CAP to our other NEOs, each compares to our cumulative total shareholder return (TSR), net income, and after-tax adjusted operating earnings per share. We have also addressed how our three-year TSR compares to the three-year TSR of the S&P 500 Life & Health Insurance Sub Industry Index ("S&P Life & Health Index").

Over the period from 2020 to 2024, like many other companies, we faced challenges as the COVID-19 pandemic caused significant disruption to global markets, employment and business. During 2020 and 2021, we experienced significant increases in COVID-based claims incidence in our group life and disability lines, as well as leaves administered through our leave management business. Beginning 2022 and continuing through 2024, the impacts of COVID-19 lessened and we returned to pre-pandemic operating levels, resulting in record earnings and strong growth.

Compensation actually paid to our PEO and other NEOs directionally aligns with our financial performance as summarized below.

- 2024: The CAP to our PEO and average CAP to other NEOs increased relative to 2023, by 22.7% and 5.6% respectively. These changes were reflective of 10.2% growth in after-tax adjusted operating earnings per share, 38.6% growth in net income and TSR well above the S&P 500 Life & Health Index. Another key factor was a significant increase in our stock price during 2024.

- 2023: The CAP to our PEO and average CAP to other NEOs decreased relative to 2022, by 8.6% and 12.5%, respectively. There was an 8.8% decrease in net income over 2022, as a result of unfavorable reserve assumption updates and increased operating expenses. Overall, the company experienced a strong financial year with a 19.7% increase in after-tax adjusted operating earnings per share. Our TSR increased 13.7% in 2023 and we outperformed other peer companies in the S&P Life & Health Index.

- 2022: The CAP to our PEO and average CAP to other NEOs increased relative to 2021 and 2020, which was reflective of an excellent year for the company in 2022, as evidenced by 42.9% growth in after-tax adjusted operating earnings per share, 43.4% growth in net income, and TSR well above the S&P Life & Health Index and other peer companies. Other key factors driving the increase in CAP were the increase in achievement of our 2020 performance share unit (PSU) grant as well as the increase in our stock price during 2022.

- 2021: The CAP to our PEO was 5.4% lower, and the average CAP for other NEOs was 5.5% higher, than 2020. We had solid financial results despite negative impacts of the COVID-19 pandemic, with after-tax adjusted operating earnings per share 9.1% lower and net income higher than 2020. Our TSR, though still lagging the S&P Life & Health Index TSR, was up 11.8% relative to 2020.

- 2020: With the onset of the pandemic during the year, we experienced lower after-tax adjusted operating earnings per share and net income levels than historical performance. Our TSR was more negatively impacted than the S&P Life & Health Index and other peer companies due in part to the impact of historically low interest rates and investor perceptions surrounding the long-term care industry. The CAP to our PEO and other NEOs was impacted by a one-time special performance grant during the year that was designed to encourage the achievement of critical business outcomes and to incent executives to continue employment with the company over the long term.

Financial Performance Measures

The metrics that the company uses for both short- and long-term incentive awards are selected based on an objective of incentivizing NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the company to link executive compensation actually paid to the PEO and other NEOs, for the most recently completed fiscal year, to the company's performance are as follows:

Most Important Performance Measures

After-tax adjusted operating earnings per share[1]
Earned premium[2]
Sales
Relative total shareholder return

(1) After-tax adjusted operating earnings per share is a non-GAAP financial measure. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP Financial Measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix B of this proxy statement.

(2) Earned premium is calculated for our core operations (Unum U.S., Unum International, and Colonial Life).

Equity Compensation Plan Information

The following table gives information as of December 31, 2024, about the common stock that may be issued under all our existing equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights [5]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Shareholders [1]	1,790,468 [3]	N/A	6,096,986 [6]
Equity Compensation Plans Not Approved by Shareholders [2]	41,837 [4]	N/A	155,312 [7]
Total	**1,832,305**	**N/A**	**6,252,298**

(1) The following plans were approved by our shareholders: Unum Group Stock Incentive Plan of 2007 (2007 Plan), Unum Group 2020 Employee Stock Purchase Plan (ESPP), Unum Group Stock Incentive Plan of 2012 (2012 Plan), Unum European Holding Company Limited Savings-Related Share Option Scheme 2016 (2016 SAYE), Stock Incentive Plan of 2017 (2017 Plan), Unum European Holding Company Limited Savings-Related Share Option Scheme 2021 (2012 SAYE), and Unum Group Stock Incentive Plan of 2022.

(2) The following plans were not approved by our shareholders: Unum Provident Corporation Amended and Restated Non-Employee Director Compensation Plan of 2004 (2004 NED Plan) and Unum Group Approved Profit Share Scheme (Ireland) (Ireland APSS).

(3) Shares of common stock may be issued pursuant to the following outstanding awards subject to the satisfaction of applicable service or performance conditions: 1,694,029 RSUs (including stock success units) and 96,439 deferred share rights (including dividend equivalents accrued thereon). Shares underlying the outstanding awards are issuable under the 2007 Plan, the 2012 Plan, the 2017 Plan, and the 2022 Plan.

(4) Shares of common stock may be issued pursuant to the following outstanding awards: 38,653 deferred share rights, and 3,184 deferred RSUs (including dividend equivalents accrued thereon prior to the effective date of the 2022 Plan). Shares underlying the outstanding awards are issuable under the 2004 NED Plan in accordance with the deferral elections of non-employee directors.

(5) There are no outstanding options, warrants or rights under column (b).

(6) Includes 5,019,632 shares remaining available for future issuance under the 2022 Plan (including in respect of any dividend equivalents accruing on outstanding awards under the other plans on or after the effective date of the 2022 Plan); 952,930 shares remaining available for issuance under the ESPP, and 124,424 shares remaining available for future issuance under the 2021 SAYE. As of December 31, 2024, there were 32,530 shares subject to purchase pursuant to options under the 2021 SAYE. Any award outstanding under the 2012 Plan and the 2017 Plan as of the effective date of the 2022 Plan that after such date is not issued because the award is forfeited, terminates, expires, or otherwise lapses without being exercised, or is settled for cash, will be returned to the 2022 Plan. Each RSU or other full-value award under the 2022 Plan is counted as 1 share.

(7) Represents shares remaining available for purchase in the open market under the Ireland APSS.

Ownership of Company Securities

The following table shows the number of shares of our common stock beneficially owned by each of our directors and named executive officers and by all directors and executive officers as a group, as of March 24, 2025. The table and related footnotes also include information about deferred share rights, restricted stock units (RSUs), and stock success units (SSUs) credited to the accounts of directors and executive officers under various compensation and benefit plans, in the column entitled "Shares Subject to Settleable Rights or Units". Based upon the representations made by each director and executive officer, we do not believe that any shares held by them are pledged as security. Except as otherwise indicated below, the beneficial owners have sole voting and investment power with respect to the shares beneficially owned.

BENEFICIAL OWNERSHIP OF COMMON STOCK (as of March 24, 2025)

Name	Shares of Common Stock [1]	Shares Subject to Settleable Rights or Units [2] [3] [4]	Total Shares Beneficially Owned	Percent of Class
Theodore H. Bunting, Jr.	31,117	19,111	50,228	*
Susan L. Cross	41,568	20,228	61,796	*
Susan D. DeVore	24,054	3,342	27,396	*
Joseph J. Echevarria	—	93,982	93,982	*
Cynthia L. Egan	46,306	3,342	49,648	*
Kevin T. Kabat	114,704	5,491	120,195	*
Timothy F. Keaney	36,449	4,426	40,875	*
Gale V. King	1,366	14,365	15,731	*
Gloria C. Larson	27,888	94,112	122,000	*
Mojgan M. Lefebvre	9	7,529	7,538	*
Ronald P. O'Hanley	11,006	15,826	26,833	*
Richard P. McKenney	742,490	—	742,490	*
Steven A. Zabel	78,626	—	78,626	*
Lisa G. Iglesias	7,322	—	7,322	*
Timothy G. Arnold	37,104	—	37,104	*
Christopher W. Pyne	27,114	—	27,114	*
All directors and executive officers as a group (19 persons)	1,340,105	281,754	1,621,859	*

*   Denotes less than 1%.

(1)   Includes 762 shares held indirectly by Mr. Arnold through the company's 401(k) Plan as of March 24, 2025.

(2)   Represents the number of shares underlying deferred share rights and RSUs payable solely in shares (including dividend equivalents accrued on such rights or units) that may be settled within 60 days after March 24, 2025, including deferred share rights and RSUs that may be settled upon the termination of a director's service on the Board. For each non-employee director other than Ms. King and Ms. Lefebvre, the amount includes shares underlying unvested RSUs that would vest upon retirement because the director meets the years of service requirement. Does not include shares underlying RSUs (including dividend equivalents accrued thereon) and SSUs that will not vest or cannot be settled within 60 days after March 24, 2025.

(3) As of March 24, 2025, the total number of shares underlying deferred share rights (including dividend equivalents accrued thereon) held by our non-employee directors, including those rights which cannot be settled in shares or within 60 days after March 24, 2025 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Bunting	—	Egan	—	Larson	52,569
Cross	12,819	Kabat	—	Lefebvre	4,529
DeVore	—	Keaney	1,084	O'Hanley	15,826
Echevarria	42,785	King	6,078		

(4) As of March 24, 2025, the total number of shares underlying RSUs (including dividend equivalents accrued thereon) held by our directors and executive officers, including those units which will not vest, or be settled in shares, within 60 days after March 24, 2025 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Bunting	31,110	Kabat	5,491	McKenney	174,782
Cross	11,629	Keaney	3,342	Zabel	38,724
DeVore	3,342	King	11,629	Iglesias	17,241
Echevarria	51,196	Larson	41,544	Arnold	14,841
Egan	3,342	Lefebvre	6,342	Pyne	24,095
		O'Hanley	12,186	All directors and executive officers as a group	490,190

In addition, as of March 24, 2025, the total number of shares underlying SSUs held by our executive officers (none are held by non-executive directors), which will not vest, or be settled in shares, within 60 days of March 24, 2025 and thus are not deemed to be beneficially owned for purposes of this table, was as follows: Mr. McKenney – 63,365; Mr. Zabel – 3,852; Ms. Iglesias –- 6,721; Mr. Arnold – 5,658; Mr. Pyne – 4,163; and All executive officers as a group – 86,215.

Security Ownership of Certain Shareholders

Detailed information about the shareholders known to us to beneficially own more than 5% of our common stock can be found in the table below, including beneficial ownership based on sole and/or shared voting power and investment (dispositive) power. Information on shares beneficially owned is given as of the dates noted in the footnotes below and such information is used for calculating percentage ownership based on the number of shares outstanding on March 24, 2025.

BENEFICIAL OWNERSHIP

	Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Common Stock Outstanding
The Vanguard Group	100 Vanguard Blvd. Malvern, PA	20,590,655[1]	11.68%
BlackRock, Inc.	50 Hudson Yards New York, NY 10001	18,958,500[2]	10.76%
Norges Bank	Bankplassen 2 PO Box 1179 Sentrum NO 0107 Oslo Norway	14,596,602[3]	8.28%

(1)　This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by The Vanguard Group on February 13, 2024, which reflects beneficial ownership as of December 29, 2023. The Vanguard Group, Inc. reported that, in its capacity as investment adviser, it had sole voting power with respect to none of our shares of our common stock, shared voting power with respect to 88,062 shares of our common stock, sole dispositive power with respect to 20,297,332 shares of our common stock, and shared dispositive power with respect to 293,323 shares of our common stock.

(2)　This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by BlackRock, Inc. on November 8, 2024, which reflects beneficial ownership as of September 30, 2024. BlackRock, Inc. reported that, in its capacity as the parent holding company or control person of the subsidiaries listed therein, it had sole voting power with respect to 18,178,807 shares of our common stock, sole dispositive power with respect to 18,958,500 shares of our common stock, and shared voting and dispositive power with respect to none of our shares.

(3)　This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by Norges Bank on October 10, 2024, which reflects beneficial ownership as of September 30, 2024. Norges Bank reported that it had sole voting power with respect to 14,488,537 shares of our common stock, shared voting power with respect to none of our shares, sole dispositive power with respect to 14,488,537 shares of our common stock, and shared dispositive power with respect to 108,065 shares of our common stock.

Items to be Voted On

Election of Directors

(Item 1 on the Proxy Card)

Our Board of Directors currently has 12 members. One current member, Gloria C. Larson, will not stand for re-election and will retire from the Board at the 2025 Annual Meeting. Accordingly, the Board has reduced the number of Board members to 11 effective as of the 2025 Annual Meeting. All nominees will stand for election to one-year terms of office.

Upon the recommendation of the Governance Committee, the Board of Directors has nominated Theodore H. Bunting, Jr., Susan L. Cross, Susan D. DeVore, Joseph J. Echevarria, Cynthia L. Egan, Kevin T. Kabat, Timothy F. Keaney, Gale V. King, Mojgan M. Lefebvre, Richard P. McKenney and Ronald P. O'Hanley for election to one-year terms expiring at the 2026 Annual Meeting or until their successors are elected and qualified. Information concerning the nominees is provided under the section titled "Director Nominees" beginning on page 22. Each nominee currently serves on the Board and has been previously elected to the Board by shareholders. Each nominee has agreed to continue to serve if elected, and the Board has no reason to believe that any nominee will be unable to serve if elected. However, if any nominee becomes unable or unwilling to serve before the 2025 Annual Meeting, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors.

The Board of Directors unanimously recommends that you vote FOR the election of each of the nominees for director: Theodore H. Bunting, Jr., Susan L. Cross, Susan D. DeVore, Joseph J. Echevarria, Cynthia L. Egan, Kevin T. Kabat, Timothy F. Keaney, Gale V. King, Mojgan M. Lefebvre, Richard P. McKenney and Ronald P. O'Hanley.

Advisory Vote to Approve Executive Compensation ("Say-on-Pay")

(Item 2 on the Proxy Card)

As required by Section 14A of the Exchange Act, we are asking you to approve an advisory resolution on the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives you the opportunity to endorse or not endorse our 2024 executive compensation programs and policies for the named executive officers through the following resolution:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the company's proxy statement for the 2025 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion.

For additional detail concerning the compensation of our named executive officers, please refer to the Compensation Discussion and Analysis beginning on page 56 and the compensation tables that follow.

We currently hold a Say-on-Pay vote every year. Although your vote is not binding on the Board of Directors or the Human Capital Committee, the Human Capital Committee will review the voting results and seek to understand key factors that influenced the vote. As it did last year, the Human Capital Committee will consider constructive feedback obtained through this process in making future decisions about our executive compensation programs and policies. It is expected that shareholders will next have an opportunity to cast a Say-on-Pay vote at the 2026 Annual Meeting.

The Board unanimously recommends that you vote FOR approval of named executive officer compensation, as provided in the resolution above.

Ratification of Appointment of Independent Registered Public Accounting Firm

(Item 3 on the Proxy Card)

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (independent auditor) retained to audit our financial statements, as discussed in the "Report of the Audit Committee" beginning on page 53. The Audit Committee has appointed Ernst & Young LLP as our independent auditor for 2025. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as our independent auditor is in the best interests of the company and its shareholders.

The Board is seeking shareholder ratification of the appointment even though it is not legally required, as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will consider the shareholders' views in the future selection of the company's independent auditor.

Representatives of Ernst & Young LLP are expected to attend the 2025 Annual Meeting. They will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

The Board unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2025.

Independent Auditor Fees

The Audit Committee is responsible for the audit fee negotiations associated with the company's retention of Ernst & Young LLP. Aggregate fees billed for audit and other services rendered by Ernst & Young LLP for our fiscal years ended December 31, 2024 and 2023 are presented in the table below.

INDEPENDENT AUDITOR FEES

Types of Fees	2024	2023
Audit Fees[1]	$9,407,890	$11,099,043
Audit-Related Fees[2]	787,458	709,340
Tax Fees[3]	112,563	145,175
All Other Fees	—	—
Total	**$10,307,911**	**$11,953,558**

(1) The year-over-year decrease in Audit Fees was primarily due to increased efforts related to the company's adoption of ASC 944 accounting and disclosure requirements for long-duration insurance contracts in 2023.
(2) The year-over-year increase in Audit-Related Fees was primarily due to increased efforts related to the company's SSAE 18 (Service and Organizational Control) Reports in 2024.
(3) The year-over-year decrease in Tax Fees was primarily due to tax compliance work performed in 2023.

Audit Fees. This category includes fees associated with the audit of our annual financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, the audit of internal control over financial reporting, and services provided in connection with statutory and regulatory filings.

Audit-Related Fees. This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of financial statements or internal control over financial reporting. These services principally include accounting consultations, control reviews, and audit-related services for our employee benefit plans.

Tax Fees. This category consists of fees for tax compliance and advisory services.

All Other Fees. This category consists of fees for services not included in any of the above categories.

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee has a policy requiring advance approval of all audit and permissible non-audit services performed by the independent auditor. Under this policy, the Audit Committee sets pre-approved limits for specifically defined audit and non-audit services. The Committee considers whether such services are consistent with SEC rules on auditor independence. Specific approval by the Committee is required if fees for any particular service or aggregate fees for services of a similar nature exceed the pre-approved limits. The Committee has delegated to its chair the authority to approve permitted services, and the chair must report any such decisions to the Committee at its next scheduled meeting. All of the fees described above were approved by the Audit Committee under its policy.

Approval of the Unum European Holding Company Limited SAYE Share Option Scheme 2025

(Item 4 on the Proxy Card)

Unum European Holding Company Limited ("UEHCL") is incorporated in England and Wales, and is a wholly-owned, direct subsidiary of the company. On February 17, 2025, the Human Capital Committee of the Board of Directors of the company (for purposes of this section, the "Committee") adopted the Unum European Holding Company Limited SAYE Share Option Scheme 2025 (the "Plan") to be effective upon approval by our shareholders. The basic principles of the Plan are similar to those of plans known in the United States as employee stock purchase plans. The Plan would enable eligible employees of UEHCL to purchase shares of our common stock at a 10% discounted price. Our shareholders previously approved a similar plan for these employees in 2020, but that plan will expire pursuant to its terms on May 28, 2025. If the Plan is approved, our voting power dilution will increase from approximately 4.01% to approximately 4.12%, based on shares outstanding as of March 24, 2025. A summary of the Plan is set forth below. The summary is qualified in its entirety by reference to the full text of the Plan, which is set forth in Appendix A of this proxy statement.

Summary of the Plan

Purpose and Design

The purpose of the Plan is to permit an employee of UEHCL to acquire ownership of shares of our common stock at a discount of 10% to the closing quote for the shares on the New York Stock Exchange (NYSE) on the day immediately prior to the day the eligible employee is invited to participate in the Plan. The closing price of a share of our common stock on the NYSE as of March 24, 2025 was $83.34. The Plan is solely a stock-based plan and no cash awards will be made.

Description of Material Terms and Conditions

Under the terms of the Plan, the board of directors of UEHCL may, from time to time, invite all eligible employees to apply for the grant of options. Each option represents a right to acquire shares of our common stock by purchase or subscription. The invitations will be made on identical terms to all eligible employees and will state the price at which the shares may be acquired on the exercise of the option. In applying for an option grant, the employee must specify an amount to be saved each month (via payroll deduction) and deposited into the employee's account with the bank selected by UEHCL as the savings institution for the Plan. Savings contributions will be made for three or five years, as specified in the invitations or, if allowed by the invitation, as selected by the employee. A participating employee's monthly savings contributions must be not less than £10 and not more than the greater of £500 or the maximum permitted by law. At the end of the savings period, the participant may acquire the number of shares underlying the option at the acquisition price or elect to forego that purchase and retain the funds saved. A partially exercised option results in the lapse of the remainder of that option. A total of 200,000 shares of our common stock have been reserved for issuance pursuant to the

Plan. Shares which are already in issue when placed under option and any shares comprised in any option which has been exercised, shall be included for the purpose of calculating the number of shares under option as well as the number of shares available for placing under option. Any shares granted under an option that has lapsed without exercise shall be excluded for the purpose of calculating the number of shares under option as well as the number of shares available for placing under option.

Eligibility

A person is an eligible employee if he or she meets the criteria set forth in the Plan, primarily that the person has been an employee of UEHCL for a continuous qualifying period of employment as of the day prior to the issuance of invitations to participate (the "Qualifying Period") and who is taxable as an employee under the Income Tax (Earnings and Pensions) Act of 2003 (English law). The Qualifying Period, if any, will be determined by the Board of Directors of UEHCL in accordance with any resolution or other instructions from the Committee and will not exceed five years. An option may be granted only to a person who is an eligible employee at the time of invitation and at the time of grant. Except as provided in the Plan, an option may be exercised only if the person seeking to acquire the shares is an eligible employee and the option will lapse if not exercised within six months after the first date on which the option may be exercised. The Plan includes provisions for the exercise or lapse of the option in certain events, including death, disability, redundancy, retirement, pregnancy, and the change of control of our company. As of March 24, 2025, there were approximately 980 persons eligible to participate in the Plan.

Plan Administration

UEHCL, under the direction of the Committee (as delegate of the Board of Directors), is the plan administrator. The Committee (as delegate of the Board of Directors) has sole discretion to make and vary such regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan. The costs of establishing and administering the Plan will be borne by UEHCL.

Termination and Amendment

The Committee (as delegate of the Board of Directors) may at any time terminate the Plan. Unless previously terminated, the Plan will expire ten years from the date it is approved by our shareholders. Upon any such termination, no further options may be granted but such termination shall be without prejudice to any accrued rights in existence as of the date of termination. The terms and conditions of the Plan may be amended by the Committee (as delegate of the Board of Directors), subject to certain restrictions.

Current Federal Income Tax Effects

The company anticipates that most Plan participants will not be U.S. tax residents and therefore will not have U.S. federal income tax consequences upon the grant or exercise of options under the Plan. As a result, the company does not expect to take U.S. tax deductions with respect to activity under the Plan. This summary of the current federal income tax effects of the Plan does not address U.K. or other foreign tax consequences to Plan participants or to the company.

Plan Benefits

None of the named executive officers are eligible to participate in the Plan. The number of employees who will elect to participate and savings levels cannot be determined since they are subject to the conditions of participation being met and to individual choices to be made by each invitee electing to participate.

The Board unanimously recommends that you vote FOR approval of the Unum European Holding Company Limited SAYE Share Option Scheme 2025.

About the 2025 Annual Meeting

The Board of Directors has determined that the **2025 Annual Meeting will be conducted as a virtual-only meeting via live webcast** in order to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost.

The 2025 Annual Meeting live webcast will begin promptly at 10:00 a.m. Eastern Daylight Time on May 22, 2025. **We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.** This includes access to the live webcast, voting your shares electronically, and submitting questions online. **You will need a 16-digit control number to participate.** Further details are provided below under "Attending the 2025 Annual Meeting."

Proxy materials

The Board of Directors is providing these proxy materials to you in connection with its solicitation of proxies to be voted at the 2025 Annual Meeting and at any later meeting to which it may be adjourned or postponed. All shareholders who held shares of the company's common stock as of the close of business on March 24, 2025 are entitled to attend the 2025 Annual Meeting and to vote on the items of business described in this proxy statement. Whether or not you choose to attend or participate in the 2025 Annual Meeting, you may vote your shares via the Internet, by telephone, or by mail.

Because we are soliciting your proxy, we are required to send you either our proxy materials or a Notice Regarding the Internet Availability of Proxy Materials (described in the next section). Our proxy materials include this proxy statement and our annual report to shareholders, which contains audited consolidated financial statements for our fiscal year ended December 31, 2024. If you received a printed copy of these documents, the proxy materials also include a proxy card or voting instruction form for the 2025 Annual Meeting.

Internet availability of proxy materials

In accordance with rules adopted by the SEC, commonly referred to as "Notice and Access," we may furnish proxy materials by providing access to the documents on the Internet, rather than mailing printed copies. This process allows us to expedite our shareholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials, and reduce the environmental impact of the 2025 Annual Meeting. As a result, most shareholders will not receive printed copies of the proxy materials unless they request them. Instead, a Notice Regarding the Internet Availability of Proxy Materials ("Notice") was mailed on April 10, 2025 to shareholders as of the March 24, 2025 record date, unless they have previously requested to receive printed or emailed materials on an ongoing basis. The Notice provides instructions on how to access the proxy materials for the 2025 Annual Meeting, how to request a printed set of proxy materials, and how to vote your shares. Our proxy materials may also be viewed on our investor relations website under the "Proxy Materials" heading at www.investors.unum.com.

You may elect to receive proxy materials in printed form by mail or electronically by email on an ongoing basis by following the instructions in the Notice. Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the environmental impact of our Annual Meetings. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Attending the 2025 Annual Meeting

The 2025 Annual Meeting will be a virtual meeting conducted exclusively via live webcast on the Internet. Shareholders will not be able to attend the meeting in person.

- **Shareholder participation.** We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the 2025 Annual Meeting online, vote your shares electronically, and submit questions during the meeting electronically.

- **Accessing the meeting online.** You may attend and participate in the 2025 Annual Meeting via the Internet at www.virtualshareholdermeeting.com/UNM2025. You will need the 16-digit control number included on your Notice, proxy card, or voting instruction form to log-in. If your shares are held through a bank, brokerage firm, or other custodian and your voting instruction form or Notice indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the meeting with the 16-digit control number indicated on that voting instruction form or Notice. Otherwise, shareholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least five days before the 2025 Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the meeting. The meeting webcast will begin promptly at 10:00 a.m. Eastern Daylight Time on May 22, 2025. We encourage you to access the meeting prior to the start time. Online check-in will begin approximately 15 minutes prior to the start time, and you should allow ample time for the check-in procedures. A replay of the meeting will also be available at www.virtualshareholdermeeting.com/UNM2025.

- **Technical assistance.** If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page.

- **Submitting questions.** An online portal will be available at www.proxyvote.com starting on April 10, 2025. By accessing this portal, shareholders will be able to submit questions and vote in advance of the 2025 Annual Meeting. Shareholders may also submit questions and vote on the day of, or during, the 2025 Annual Meeting at www.virtualshareholdermeeting.com/UNM2025. We will try to answer as many shareholder-submitted questions as time permits that comply with the meeting rules of conduct. However, we reserve the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters or the company's business, or that are otherwise inappropriate. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. Answers to any questions not addressed during the meeting will be posted on our investor relations website at www.investors.unum.com under the "Proxy Materials" heading.

Differences between shareholders of record and beneficial owners

Most of our shareholders hold their shares as a beneficial owner through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- **Shareholder of record.** If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the shareholder of record, and the Notice was sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the company or to vote at the 2025 Annual Meeting. If you requested to receive printed proxy materials, we have enclosed a proxy card for you to use. You may also vote on the Internet, or by telephone. You are also invited to attend the 2025 Annual Meeting via the Internet.

- **Beneficial owner.** If your shares are held in an account in the name of a brokerage firm, bank, broker-dealer, trust or other similar organization (i.e., in street name), like the vast majority of our shareholders, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you must instruct the broker or other nominee about how to vote your shares. Brokers are not permitted to vote on certain items presented for a vote, and may elect not vote on any of the items, unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting. Therefore, to ensure that your shares are voted, you are encouraged to provide voting instructions for your shares via the Internet or by telephone, or by returning the voting instruction form that you received. You are also invited to attend the 2025 Annual Meeting via the Internet.

Persons entitled to vote at the 2025 Annual Meeting

Shareholders owning company stock as of the close of business on March 24, 2025, the record date, are entitled to vote their shares at the 2025 Annual Meeting. There were approximately 176,221,881 shares of our common stock outstanding on the record date. Each of those shares is entitled to one vote on each item of business to be voted on at the 2025 Annual Meeting. We will make available a list of shareholders of record as of the record date for inspection by shareholders for any purpose germane to the 2025 Annual Meeting during normal business hours at our corporate headquarters in Chattanooga, Tennessee, and as provided for under our bylaws. Please contact our Corporate Secretary to schedule an appointment.

Voting items and Board recommendations; Vote required; Abstentions and broker non-votes

You may either vote for, against or abstain on each of the voting items to be acted on at the 2025 Annual Meeting. The table below summarizes, for each voting item, the voting recommendation of the Board of Directors, the vote threshold required for approval, and the effect of abstentions and broker non-votes. Abstentions and broker non-votes are discussed in more detail under "Voting your shares" below.

VOTING ITEMS

Items to be Voted On	Board Voting Recommendation	Vote Required for Approval	Effect of Abstention	Effect of Broker Non-Vote
Item 1: Election of the 11 directors for terms expiring in 2026	FOR each nominee	Majority of votes cast with respect to the nominee	No effect because not counted as vote cast	No effect because not counted as vote cast
Item 2: Advisory vote to approve executive compensation	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	No effect because broker not entitled to vote
Item 3: Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2025	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	Not applicable; may be discretionarily voted by broker
Item 4: Approval of the Unum European Holding Company Limited SAYE Share Option Scheme 2025	FOR	Majority of votes cast	No effect because not counted as vote cast	No effect because not counted as vote cast

Voting your shares

You may vote your shares using any of the following methods:

- **By Internet.** Before the meeting, you may vote via the Internet by going to www.proxyvote.com or to the internet address indicated on the voting instruction form or Notice that was provided to you and following the instructions on the screen. You will need the control number found on your Notice, proxy card (for shareholders of record) or voting instruction form (for beneficial owners) when you access the web page. Voting by Internet before the 2025 Annual Meeting is available until 11:59 p.m. Eastern Daylight Time on May 21, 2025.

  During the 2025 Annual Meeting, you may vote online by following the instructions at www.virtualshareholdermeeting.com/UNM2025. You will need the control number found on your Notice, proxy card, voting instruction form or legal proxy when you access the virtual meeting web page.

- **By telephone.** You may vote by telephone by calling the applicable toll-free telephone number, 1-800-690-6903 (for shareholders of record) or 1-800-454-8683 or the number indicated on the voting instruction form or Notice that was provided to you (for beneficial owners), which is available 24 hours a day, and following the pre-recorded instructions. You will need the control number found on your Notice, proxy card, or voting instruction form when you call. You may vote by telephone until 11:59 p.m. Eastern Daylight Time on May 21, 2025.

- **By mail.** If you received a paper copy of your proxy materials, you may vote by mail by completing the enclosed proxy card or voting instruction form, dating and signing it, and returning it in the postage-paid envelope provided. Your proxy card or voting instruction form, as applicable, must be received by May 21, 2025.

The Board of Directors has appointed certain individuals named on the proxy card ("proxies") to vote shares at the 2025 Annual Meeting in accordance with the instructions of our shareholders. If you authorize the proxies to vote your shares with respect to any matter to be acted upon, the shares will be voted in accordance with your instructions. If you are a shareholder of record and you authorize the proxies to vote your shares but do not specify how your shares should be voted on one or more matters, the proxies will vote your shares on those matters as the Board of Directors recommends. If any other matter properly comes before the 2025 Annual Meeting, the proxies will vote on that matter in their discretion.

Under the rules of the NYSE, the organization that holds your shares (i.e., your broker or other nominee) is not permitted to vote on certain matters, including the election of directors, and may determine not to vote your shares at all, unless you provide voting instructions. To ensure that your vote will be counted on all matters, we encourage you to provide instructions to your broker or other nominee on how to vote your shares. If you are a beneficial owner of shares held in street name and do not provide your broker or other nominee instructions on how to vote your shares, and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. Abstentions occur when you provide voting instructions but instruct the broker to abstain from voting on a particular matter.

Changing your vote and revoking your proxy

You may revoke any proxy that you previously granted or change your vote by:

- Submitting a subsequent vote via the Internet, by telephone, or by mailing a new proxy card or voting instruction form that is received before May 22, 2025;

- Requesting a "legal proxy" or attending the virtual 2025 Annual Meeting and voting online, as indicated above under "Voting your shares"; or

- If you are a shareholder of record, giving written notice of revocation to the Corporate Secretary, Unum Group, 1 Fountain Square, Chattanooga, TN 37402, so that it is received by 4:00 p.m. Eastern Daylight Time on May 21, 2025.

Your new vote in advance of the meeting must be submitted in accordance with the time frames above under "Voting your shares."

Quorum

A quorum is required to transact business at the 2025 Annual Meeting. A quorum exists if the holders of a majority of the shares issued and outstanding and entitled to vote thereat are present online at the virtual 2025 Annual Meeting or represented by proxies. Shares that have been voted to abstain or that are voted in a broker's discretion will be counted as present for purposes of determining whether a quorum is present at the 2025 Annual Meeting.

Inspectors of election

Representatives of Broadridge Financial Solutions, Inc. ("Broadridge") will tabulate the votes and act as inspectors of the election.

Voting results

We will report the final voting results of the 2025 Annual Meeting on a Form 8-K to be filed with the SEC within four business days after the meeting. The Form 8-K will be available on our investor relations website under the "SEC Filings" heading at www.investors.unum.com or on the SEC's website at www.sec.gov.

Additional Information

Cost of proxy solicitation

We pay the cost of soliciting proxies from our shareholders. Proxies are solicited by mail, and may also be solicited personally, electronically or by telephone by our directors, officers or employees, though none will receive additional compensation for doing this. We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for the 2025 Annual Meeting. We will pay Innisfree a fee of $25,000 and reasonable out-of-pocket expenses for its services. We also reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Shareholder proposals and nominations for our 2026 Annual Meeting

If you intend to submit a proposal for inclusion in the proxy statement for our 2026 Annual Meeting pursuant to SEC Rule 14a-8, it must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no later than the close of business on December 11, 2025. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement if the proposal does not satisfy the requirements of SEC Rule 14a-8.

Our bylaws include a proxy access right, permitting a shareholder, or a group of up to 20 shareholders, who has maintained continuous qualifying ownership of at least 3% of our outstanding shares of capital stock entitled to vote in the election of directors for at least three years to nominate and include in our proxy materials director nominees constituting up to the greater of 20% of the Board or two directors, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of proxy access director nominees must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than November 11, 2025 and no later than the close of business on December 11, 2025. However, in the event that that the 2026 Annual Meeting is to be held on a date that is more than 30 days before or after May 22, 2026 (the anniversary date of the 2025 Annual Meeting), then such notice must be received no later than the close of business on the 180th day prior to the date of the 2026 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2026 Annual Meeting is first made.

Our bylaws also establish advance notice procedures with respect to proposals and director nominations submitted by a shareholder for presentation directly at an Annual Meeting, rather than for inclusion in our proxy statement. To be properly brought before our 2026 Annual Meeting, a notice of the proposal the shareholder wishes to present at the meeting other than pursuant to SEC Rule 14a-8, or nomination the shareholder wishes to present at the meeting (which includes information required under Rule 14a-19), other than pursuant to our proxy access bylaw, must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than the close of business on January 22, 2026 and no later than the close of business on February 21, 2026. However, in the event that that the 2026 Annual Meeting is to be held on a date that is more than 30 days before or more than 70 days after May 22, 2026 (the anniversary date of the 2025 Annual Meeting), then such notice must be received no earlier than the close of business on the 120th day prior to the date of the 2026 Annual Meeting and no later than the close of business on the later of the 90th day prior to the date of the 2026 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2026 Annual Meeting is first made.

All such proposals and director nominations must satisfy the requirements set forth in our bylaws, a copy of which is available on our investor relations website under the "Governance" heading at www.investors.unum.com and may also be obtained at no cost from the Office of the Corporate Secretary. The chairman of the meeting may refuse to acknowledge or introduce any shareholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a shareholder fails to meet these deadlines, the persons named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if the matter is presented and introduced at the Annual Meeting.

Communications with the Board of Directors

Shareholders and interested parties may communicate with our Chairman of the Board, or any other director, by contacting the Office of the Corporate Secretary as described below.

In accordance with a process approved by our Board of Directors, the Corporate Secretary reviews all correspondence received by the company and addressed to non-management directors. A log and copies of the correspondence are provided to the Chairman, who determines whether further distribution is appropriate and to whom it should be sent. Any director may at any time review this log and request copies of correspondence. Concerns relating to accounting, internal controls or auditing matters are promptly brought to the attention of our internal auditors and handled in accordance with procedures established by the Audit Committee. Copies of correspondence relating to corporate governance matters are also provided to the chair of the Governance Committee.

The Board has instructed that certain items unrelated to the duties and responsibilities of the Board be excluded from the process, including mass mailings, resumes and other forms of job inquiries, surveys, business solicitations or advertisements, and matters related to claims or employment.

Eliminating duplicate proxy materials

Under SEC rules, individual Notices, and, to the extent we mail printed proxy materials or an annual report in accordance with the procedures described herein, a single proxy statement and annual report to shareholders, will be delivered in one envelope to multiple shareholders having the same last name and address and to shareholders with multiple accounts registered at our transfer agent with the same address, unless contrary instructions have been received from an affected shareholder. This is known as "householding" and it enables us to reduce the costs and environmental impact of the 2025 Annual Meeting. We will deliver promptly upon written or oral request a separate copy of the proxy statement, annual report to shareholders or Notice to any shareholder residing at a shared address to which only one copy was delivered. If you would like to receive separate copies of our proxy materials, whether for this year or future years, please contact Broadridge toll-free at 1-866-540-7095 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. The same phone number and address may be used to request delivery of a single copy of our proxy materials if you share an address with another shareholder and are receiving multiple copies.

Contacting the Office of the Corporate Secretary

You may contact the Office of the Corporate Secretary by calling toll-free 800-718-8824 or by sending an email to CorporateSecretary@unum.com.

Principal executive offices

Our principal executive offices are located at 1 Fountain Square, Chattanooga, Tennessee 37402.
Our main telephone number is 423-294-1011.

Annual Report on Form 10-K

Upon request, we will provide to you by mail a free copy of our Annual Report on Form 10-K (including financial statements and financial statement schedules) for the fiscal year ended December 31, 2024. Please direct your request to the Office of the Corporate Secretary at the address provided above. The Annual Report on Form 10-K may also be accessed on our investor relations website under the "SEC Filings" heading at www.investors.unum.com or on the SEC's website at www.sec.gov.

Incorporation by reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this proxy statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) and "Compensation Committee Report" shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

Appendix A

Unum European Holding Company Limited SAYE Share Option Scheme 2025

1 **DEFINITIONS AND INTERPRETATION**

In this Scheme, the following words and expressions shall, where the context so permits, have the following meanings:

Acquisition Price means the price at which each Share subject to an Option may be acquired on the exercise of that Option, being (subject to Rule 10) the higher of:

(a) ninety per cent (90%) of the Market Value of a Share on the day preceding the date that the invitation to apply for that Option was issued pursuant to Rule 2;

(b) if Shares are to be subscribed for, the nominal value of a Share;

Adoption Date means the later of later of the date of approval of the Scheme by shareholders of Unum Group in a general meeting and the date of its adoption by the board of Unum Group;

Appropriate Period means the applicable period prescribed in paragraph 38 of Schedule 3;

Associated Company has the meaning given to it in paragraph 47 of Schedule 3;

Auditors means the auditors for the time being of Unum Group (acting as experts and not as arbitrators);

Bonus means any sum payable by way of bonus under a Savings Contract being the additional payment made by the nominated Savings Authority when repaying contributions under a Savings Contract and:

(a) **"Three-Year Bonus"** shall mean the Bonus payable under a Three-Year Savings Contract;

(b) **"Five-Year Bonus"** shall mean the Bonus payable on the first date on which a Bonus is payable under a Five-Year Savings Contract;

Bonus Date means the earliest date on which the relevant Bonus is payable:

(a) under a Three-Year Savings Contract following 36 monthly payments; or

(b) under a Five-Year Savings Contract following 60 monthly payments;

Constituent Company means Unum Group and any other company which is for the time being nominated by the board of Unum Group to be a Constituent Company being a company that is under the Control of Unum Group;

Control has the meaning given by section 719 ITEPA;

Controller has the meaning given to it in the UK GDPR;

Date of Grant means, in relation to any Option, the date on which the Option granted pursuant to the Rules;

Dealing Day means any day on which the investment exchange on which the Shares are listed and/or traded is open for the transaction of business;

Eligible Employee means:

(a) any employee of any Constituent Company (other than a director), or

(b)   any director of any Constituent Company who normally devotes 25 hours or more per week (excluding meal breaks) to their duties;

in each case who:

     i.   on the day preceding the date of issue of the relevant invitations pursuant to Rule 2.1 been such an employee or director for the Qualifying Period, and;

     ii.   is chargeable to tax in respect of that office or employment under section 15 of ITEPA; or

(c)   any other director or employee of any Constituent Company whom the board of UEHCL may in its discretion and from time to time nominate;

Foreign Company Reorganisation has the meaning given to it in Rule 8.7;

HMRC means His Majesty's Revenue & Customs;

Human Capital Committee means the committee of the same name (or any successor name) comprised of independent directors of the board of Unum Group from time to time;

ITEPA means the Income Tax (Earnings and Pensions) Act 2003;

Key Feature means a provision of this Scheme which is necessary in order to meet the requirements of Parts 2 to 7 of Schedule 3;

Market Value means in relation to a Share on any day:

(a)   if shares of the same class as the Shares are not listed on the New York Stock Exchange or other recognised stock exchange (within the meaning of section 1005 of the Income Tax Act 2007), the market value as determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992 and agreed in advance for the purposes of this Scheme with HMRC Shares and Assets Valuation; or

(b)   if the Shares are listed on the New York Stock Exchange or other recognised investment or stock exchange, closing market quotation of the New York Stock Exchange, as reported in the Wall Street Journal, for the Dealing Day preceding the relevant date of invitation to apply for the Option to acquire such Shares issued pursuant to Rule 2;

provided that the Market Value of a share subject to a restriction shall be determined as if it were not subject to such restrictions;

Maximum Contribution means the maximum permitted aggregate Monthly Contribution which may be made under all Savings Contracts linked to Options granted to a participant under this Scheme or any other savings-related share option scheme notified to HMRC under Schedule 3, being the lesser of:

(a)   £500 per month (or, the amount otherwise specified in paragraph 25(3)(a) of Schedule 3);

(b)   such other maximum as may be determined from time to time by the board of UEHCL;

Monthly Contribution means the monthly savings contribution (being a multiple of £1 and no less than £10) agreed to be paid by an Option Holder under their Savings Contract;

Option means a right to acquire Shares by purchase or subscription granted (whether by UEHCL or a third party) to an Eligible Employee pursuant to this Scheme;

Option Holder means an Eligible Employee to whom an Option has been granted under this Scheme, or (where applicable), that Eligible Employee's personal representatives;

Option Certificate means a certificate issued to an Option Holder in respect of any Option setting out the terms of the Option;

Personal Data has the meaning given to it in the UK GDPR;

Qualifying Period means a period of continuous employment with a Constituent Company (including with that company before it became a Constituent Company), not exceeding five years ending on the Date of Grant, determined pursuant to Rule 2.2;

Rules means these rules, as amended from time to time, and 'Rule' shall be construed accordingly;

Savings Authority means the building society, bank or Department of National Savings recognised by the board of UEHCL from time to time for the purpose of receiving Monthly Contributions under Savings Contracts;

Savings Contract means a contract under a certified SAYE savings arrangement (within the meaning of section 703 of the Income Tax (Trading and Other Income) Act 2005) approved by HMRC for the purpose of Schedule 3 and "Three-Year Savings Contract" and "Five-Year Savings Contract" shall be construed accordingly;

SAYE Option Scheme means a Schedule 3 SAYE option scheme as defined in paragraph 1 of Schedule 3;

Schedule 3 means Schedule 3 to ITEPA;

Scheme means the Unum European Holding Company Limited SAYE Share Option Scheme 2025 constituted and governed by these Rules, as from time to time amended;

Share means common stock in the capital of Unum Group which satisfy the conditions specified in paragraphs 18 to 22 inclusive of Schedule 3;

Subsisting Option means an Option which has neither lapsed nor been exercised;

UK GDPR means Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data as implemented into UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018; and

UEHCL means Unum European Holding Company Limited a company incorporated in England and Wales under registered number 02461639 whose registered office is at Milton Court, Dorking, Surrey, England, RH4 3LZ;

Unum Group means Unum Group, a Delaware general business corporation whose principal executive offices are at 1 Fountain Square, Chattanooga, Tennessee 37402, United States of America, and including any delegates of Unum Group as may be set forth in this Scheme.

1.1. Expressions not otherwise defined in these Rules shall have the meanings given to them in Schedule 3.

1.2 For the avoidance of doubt, any action or discretion permitted or required to be exercised by the board of directors of UEHCL may be delegated to an authorised member or members of senior management of UEHCL under the supervision and guidance of the board of UEHCL and any reference to an action or discretion of the board of directors of UEHCL shall be read to refer to such delegated actions or authority.

1.3 In this Scheme, unless otherwise specified:

1.3.1 headings are inserted for ease of reference only and do not affect the interpretation of the Scheme;

1.3.2 words in the singular include the plural and vice versa;

1.3.3 a reference to a gender includes the other genders; and

1.3.4   a reference to a legislative provision includes any legislative modification, amendment or re-enactment of that provision for the time being in force.

2   INVITATIONS TO APPLY FOR OPTIONS

2.1   The board of UEHCL may (in accordance with any resolution or other instructions from the Human Capital Committee) invite all Eligible Employees to apply for the grant of Options at any time, but in doing so must have regard to any governance or regulatory restrictions that might apply to both the issue of the invitation and the period within which the Option may subsequently be granted. Such invitations shall be made on similar terms to all Eligible Employees at such times as the board of UEHCL shall direct.

2.2   Invitations shall be made in writing and shall include details of the following matters which shall be determined by the board of UEHCL in accordance with any resolution or other instructions from the Human Capital Committee:

2.2.1   Invitations shall be made in writing and shall include details of the following matters which shall be determined by the board of UEHCL in accordance with any resolution or other instructions from the Human Capital Committee:

2.2.2   the latest date by which applications must be received, being neither earlier than 14 days nor later than 21 days after the date of the invitations;

2.2.3   the Qualifying Period (if any);

2.2.4   the Maximum Contribution;

2.2.5   whether the applicable Savings Contract is:

     (a)   a Three-Year Savings Contract;

     (b)   a Five-Year Savings Contract; or

     (c)   either a Three-Year Savings Contract or a Five-Year Savings Contract, as the applicant shall select.

2.2.6   whether or not the Shares may be subject to any restrictions (as defined in paragraph 48(3) of Schedule 3) and if they are, the details of the restrictions; and

2.2.7   that the maximum permitted aggregate monthly savings contribution for that invitation and any other Savings Contracts linked to an option granted under the Scheme or any other SAYE Option Scheme will be £500 (or the amount otherwise specified in accordance with Schedule 3, paragraph 25);

2.3   Each invitation shall be accompanied by an application form pursuant to which an applicant:

2.3.1   agrees to the terms and conditions of the offer, including but not limited to the incorporation (by reference) of the Rules and the Savings Contract; and

2.3.2   is required to enter into an election form confirming the Monthly Contribution the applicant wishes to make under the related Savings Contract.

2.4   An application form may be in any format (including via a digital online portal) provided always that such an application form shall provide for the applicant to state:

2.4.1   the Monthly Contribution (being a multiple of £1 and not less than £10) which the applicant wishes to make under the related Savings Contract;

2.4.2   that the applicant's proposed Monthly Contribution (when taken together with any Monthly Contribution the applicant makes under any other Savings Contract linked to an Option granted to the applicant under this Scheme or any other SAYE Option Scheme) will not exceed the Maximum Contribution specified in the invitation; and

2.4.3   if the board of UEHCL has determined that an applicant may select either a Three-Year Savings Contract or a Five-Year Savings Contract, the applicant's selection in that respect.

2.5   Each application shall provide that, in the event of scaling down in accordance with Rule 3, Unum Group is authorised by the applicant to modify the application to apply such scaling down.

2.6   Each application shall be deemed to be for an Option over the largest whole number of Shares as can be acquired at the Acquisition Price with the expected repayment under the related Savings Contract at the appropriate Bonus Date.

3   SCALING DOWN

3.1   To the extent that valid applications are received in excess of any maximum number of Shares which may be determined by the board of Unum Group or, in the absence of any such determination after the effective date of this Scheme, the limit in Rule 5, including any reductions provided for therein, applications shall be scaled down to the extent necessary in one of the following ways as may be determined at the relevant time:

3.1.1   in the event that the applicable Savings Contracts are Five-Year Savings Contracts or applicants are permitted to select Five-Year Savings Contracts:

(a)   by treating all Five-Year Savings Contracts as Three-Year Savings Contracts; and then so far as necessary;

(b)   first by reducing pro rata the proposed monthly contributions in excess of £10 and then, so far as necessary selecting by lot; or

3.1.2   alternatively, by reducing pro rata the proposed Monthly Contributions in excess of £10 and then, so far as necessary, selecting by lot.

3.2   Each application shall be deemed to have been modified or withdrawn in accordance with the application of the foregoing provisions and each election form referred to at Rule 2.3.2 shall be amended to apply any reduction in Monthly Contributions resulting therefrom.

4   GRANT OF OPTIONS

4.1   No later than 30 days (or 42 days in the event that applications are scaled down under Rule 3) after the day by reference to which the Acquisition Price was fixed, UEHCL shall, in accordance with any resolution or other instructions of the Human Capital Committee, grant to each applicant who is still at the Date of Grant an Eligible Employee and is not precluded from participation in this Scheme by virtue of paragraph 10 of Schedule 3 an Option over the number of Shares for which, pursuant to Rule 2.6 and subject to Rule 3 he is deemed to have applied.

4.2   For the purposes of this Rule 4, the grant of any Option shall be subject to obtaining any approval or consent required by law or any regulator or any other relevant regulation or enactment.

4.3   As soon as is practicable after having granted an Option to an Eligible Employee, UEHCL shall issue or cause to be issued to that Eligible Employee an Option Certificate in respect of such Option.

4.4   The Option Certificate shall be in a form not inconsistent with these Rules and shall state:

4.4.1   the Date of Grant of the Option;

4.4.2   the Acquisition Price payable for each Share under the Option; and

4.4.3   the statement referred to in Rule 4.6.

4.5   Subject to the right of an Option Holder's personal representatives to exercise an Option as provided in Rule 6.3, every Option shall be personal to the Eligible Employee to whom it is granted and shall not be capable of being transferred, assigned or charged. Any purported transfer, assignment or charge shall cause the Option to lapse immediately. Each Option Certificate shall carry a statement to this effect.

4.6   An Option Holder shall not be required to pay any cash amount in consideration for the grant of an Option.

5   SCHEME LIMITS

5.1   The maximum number of Shares which may be allocated for subscription or purchase under this Scheme shall not exceed 200,000 (two hundred thousand) Shares of Unum Group's issued common stock, as adjusted pursuant to Rule 10 below, if applicable.

5.2   For the purpose of the limit contained in Rule 5.1:

5.2.1   any Shares which are already in issue when placed under Option; and

5.2.2   any Shares comprised in any Option which is exercised,

shall be included for the purpose of calculating the number of Shares under option as well as the number of Shares available for placing under Option. For the avoidance of doubt, any Shares granted under an option that has lapsed without exercise (in whole or in part) shall be excluded for the purpose of calculating the number of Shares under Option as well as the number of Shares available for placing under Option, for the purpose of the limit contained in Rule 5.1.

5.3   The board of UEHCL in accordance with any resolution or other instructions from the Human Capital Committee, before the issue of invitations on any occasion, may determine a limit on the number of Shares that are to be available in respect of that invitation.

5.4   No Option shall be granted to an Eligible Employee if the Monthly Contribution under the related Savings Contract would, when added to the Monthly Contributions then being made under any other Savings Contract, exceed the maximum specified in paragraph 25 of Schedule 3.

6   RIGHTS OF EXERCISE OF OPTIONS

6.1   Save as provided

6.1.1   in Rules 6.3, 6.4 and 6.5 and subject to Rule 7 an Option may be exercised only during the period commencing with the Bonus Date under the related Savings Contract; and

6.1.2   in Rules 6.3.1 and 6.3.2, an Option may not be exercised after the expiry of the period of six months following the relevant Bonus Date.

6.2   Save as provided in Rules 6.3 and 6.4, an Option may only be exercised by an Option Holder while he is a director or employee of a Constituent Company or an Associated Company of a Constituent Company.

6.3.   An Option may be exercised by the personal representatives of a deceased Option Holder:

6.3.1   during the period of one year following the date of the Option Holder's death if such death occurs before the Bonus Date; or

6.3.2   during the period of one year following the Bonus Date if the Option Holder's death occurs within the period of six months after the Bonus Date.

6.4   If an Option Holder ceases to be an Eligible Employee by reason of:

6.4.1   injury or disability (evidenced to the satisfaction of UEHCL); or

6.4.2   redundancy (within the meaning of the Employment Rights Act 1996 or Employment Rights (Northern Ireland) Order 1996); or

6.4.3   retirement; or

6.4.4   a relevant transfer within the meaning of the Transfer of Undertakings (Protection of Employment) Regulations 2006; or

6.4.5   the company by which the Option Holder is employed ceasing to be under the Control of Unum Group; or

6.4.6   the circumstances described in paragraph 34(2)(d) of Schedule 3; or

6.4.7   provided more than three years have elapsed since the relevant Date of Grant:

         (a)   early retirement by agreement with the Option Holder's employer; or

         (b)   pregnancy, and for the purposes of this Scheme, a woman who leaves employment due to pregnancy or confinement will be regarded as having left such employment on the earlier of the date she notifies the relevant Constituent Company of her intention not to return and the last day of the 52 week period of maternity leave; or

         (c)   where an individual gives notification that they will not be returning from parental leave (within the meaning of the Employment Relations Act 1999),

the Option may be exercised within the period of six months following such cessation provided that if at a Bonus Date an Option Holder has ceased to hold any office or employment with a Constituent Company but holds an office or employment within an Associated Company or a company under the Control of Unum Group that Option Holder may exercise an Option within six months of that Bonus Date.

6.5   An Option shall lapse on the occurrence of the earliest of the following:

6.5.1   subject to Rule 6.5.2, the expiry of the period of six months following the Bonus Date; or

6.5.2   where the Option Holder has died, the expiry of the period during which the Option may be exercised in accordance with Rules 6.3.1 or 6.3.2; or

6.5.3   subject to Rule 9, the expiry of any of the applicable periods specified in Rules 6.3 and 6.4 and Rules 8.1, 8.2 and 8.4 but where an Option Holder dies while time is running under Rule 6.4, the Option shall not lapse until the expiry of the relevant period in Rule 6.3.1 or 6.3.2; or

6.5.4   the date on which an Option Holder ceases to be a director or employee of any Constituent Company or any Associated Company of Unum Group for any reason other than the death of the relevant Option Holder or those specified in Rule 6.4; or

6.5.5   the date which is six months after the date on which a resolution is passed by either or both of Unum Group or UEHCL, or an order is made by an appropriate court having jurisdiction over Unum Group or UEHCL, or both, as the case may be (a "Court"), for the compulsory winding up of either or both of Unum Group or UEHCL; or

6.5.6   the date on which the Option Holder becomes bankrupt or does or omits to do anything as a result of which he is deprived of the legal or beneficial ownership of the Option.

6.6   No person shall be treated for the purposes of this Rule 6 as ceasing to be a director or employee of a Constituent Company until that person no longer holds an office or employment with any Constituent Company or Associated Company of Unum Group.

6.7   No person, including the Constituent Company or Associated Company, shall be under any obligation to notify an Option Holder that an Option is due to lapse.

6.8   For the avoidance of doubt, when an Option lapses it shall cease and determine, and shall be incapable of being exercised, released or in any other way used to the benefit of the Option Holder.

7   EXERCISE OF OPTIONS

7.1   No Option may be exercised at any time when the Shares which may thereby be acquired do not satisfy the conditions specified in paragraph 18 to 22 of Schedule 3.

7.2   An Option may only be exercised with monies not exceeding the amount of repayment (including any Bonus or interest) made under the related Savings Contract. For this purpose, repayment under the Savings Contract shall exclude the repayment of any Monthly Contribution the due date for payment of which falls more than one month after the date on which repayment is made.

7.3   Save as otherwise provided in this Scheme, an Option shall be exercisable in whole or in part by notice in writing (in the form prescribed by UEHCL) given by the Option Holder (or the Option Holder's personal representatives, as the case may be) to UEHCL. The notice of exercise of the Option shall be accompanied by confirmation of that the Acquisition Price payable shall be satisfied by the transfer from the Savings Contract.

7.4   Within 30 days of receipt of a notice of exercise, UEHCL shall procure the allotment or procure the transfer of the Shares in respect of which the Option has been validly exercised and shall ensure the book-entry transfer of such Shares to the account of the Option Holder at Unum Group's designated broker, unless UEHCL considers that such allotment or transfer would not be lawful in the relevant jurisdiction.

7.5   Shares allotted under this Scheme shall rank pari passu in all respects with the Shares of the same class for the time being in issue save as regards any rights attaching to such Shares by reference to a record date prior to the date of allotment and, in the case of a transfer of existing Shares, the transferee shall not acquire any rights attaching to such Shares by reference to a record date prior to the date of such transfer.

7.6   When an Option is exercised only in part, it shall lapse to the extent of the unexercised balance.

7.7   If and so long as the Shares are listed on The New York Stock Exchange, Unum Group shall apply to The New York Stock Exchange for any Shares allotted under this Scheme to be listed on the New York Stock Exchange.

8   TAKEOVERS AND LIQUIDATIONS

8.1   If any person obtains Control of Unum Group as a result of making:

    8.1.1   a general offer to acquire the whole of the issued common stock of Unum Group which is made on a condition such that it is satisfied the person making the offer will have Control of the company for which it made the general offer; or

    8.1.2   a general offer to acquire all the shares in Unum Group which are of the same class as the Shares,

8.2   then any Subsisting Option may be exercised within six months of the time when the person making the offer has obtained Control of Unum Group and any condition subject to which the offer is made has been satisfied. For the purposes of this Rule 8.1 a person shall be deemed to have obtained Control of Unum Group if that person and others acting in concert with that person have together obtained Control of it.

8.3   In Rule 8.1, references to the issued common stock of Unum Group does not include any common stock already held by the person making the offer or a person connected with that person and references to shares in the Unum Group does not include any shares in the Unum Group already held by the person making the offer or a person connected with that person. It does not matter, for the purposes of Rule 8.1 if the general offer is made to different persons by different means.

8.4   If, under sections 899 or 901F of the Companies Act 2006 or relevant equivalent legislation in the United States of America, a Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of Unum Group or its amalgamation with any other company or companies, any Subsisting Option may be exercised upon a Court sanctioning such compromise or arrangement, or within six months of a Court sanctioning such compromise or arrangement.

8.5   If any person becomes bound or entitled to acquire Shares in Unum Group under sections 979 to 982 or 983 to 985 of the Companies Act 2006 or relevant equivalent legislation in the United States of America any Subsisting Option may be exercised at any time when that person remains so bound or entitled.

8.6   If a Foreign Company Reorganisation is effected which is applicable to or affects:

     8.6.1   all the issued common stock of Unum Group or all the shares of the same class as the Shares; or

     8.6.2   all the shares, or all the shares of that same class, which are held by a class of shareholders identified other than by reference to their employments or directorships or their participation in a Schedule 3 SAYE option scheme (as defined in Paragraph 40A of Schedule 3);

     then any Subsisting Option may be exercised within six months of the date on which the Foreign Company Reorganisation becomes binding on the shareholders or stockholders covered by it.

8.7   For the purposes of Rule 8.6, a "Foreign Company Reorganisation" is an arrangement made in relation to a company under the law of a territory outside the United Kingdom:

     8.7.1   which gives effect to a reorganisation of the company's share capital by the consolidation of shares of different classes, or by the division of shares into shares of different classes or by both of these methods; and

     8.7.2   which is approved by a resolution of the members of the relevant company in circumstances where the members voting in favour of approving the arrangement represent more than 50% of the total voting rights of all the members having the right to vote on the issue.

8.8   If Unum Group passes a resolution for voluntary winding up, any Subsisting Option may be exercised within six months of the passing of the resolution.

8.9   If a change of Control occurs in the circumstances described in Rule 8.1 or as a result of an event specified in Rule 8.4, 8.5 or 8.6 and, as a result of the change of Control, Shares will no longer satisfy the requirements of Part 4 of Schedule 3, Options may be exercised with the period of 20 days following the change of Control. If the Option is not exercised, the Option will lapse on the expiry of 20 days following the change of Control.

8.10   If the board of Unum Group reasonably expects an event as described in either of Rules 8.1, 8.4, 8.5 or 8.6 to occur, it may make arrangements permitting Options to be exercised for a period of 20 days ending with that event. If an Option is exercised under this Rule, it will be treated as having been exercised in accordance with either Rule 8.1, 8.4, 8.5 or 8.6, as appropriate. If the board of Unum Group makes arrangements for the exercise of Options under this Rule 8.10 in respect of an event, then unless the board determines otherwise any Option not exercised in accordance with those arrangements will lapse on the date of the relevant event, and if the relevant event does not occur within 20 days of the date of purported exercise, the Option shall be treated as not having been exercised.

9   EXCHANGE OF OPTIONS ON A TAKEOVER

9.1   Notwithstanding the provisions of Rule 8, if any company ("the Acquiring Company") obtains Control of Unum Group or becomes bound or entitled to acquire shares in Unum Group within any of the sets of circumstances specified in Rules 8.1, 8.4, 8.5 and 8.6, any Option Holder may at any time within the Appropriate Period, by agreement with the Acquiring Company, release each Subsisting Option ("the Old Option") in consideration of the grant to the Option Holder of a new Option ("the New Option") which satisfies the conditions that it:

9.1.1   is over shares in the Acquiring Company or some other company falling within paragraph 39(2)(b) of Schedule 3, which satisfy the conditions specified in paragraphs 18 to 22 inclusive of Schedule 3;

9.1.2   is a right to acquire such number of such shares as has on acquisition of the New Option an aggregate market value equal to the aggregate market value of the Shares subject to the Old Option immediately before its release;

9.1.3   has an Acquisition Price per share such that the aggregate price payable on the complete exercise of the New Option equals the aggregate price which would have been payable on complete exercise of the Old Option; and

9.1.4   is otherwise identical in terms to the Old Option.

Where any New Options are granted pursuant to this Rule 9.1 they shall be regarded for the purposes of the subsequent application of the provisions of this Scheme as having been granted at the time when the corresponding Old Options were granted and, with effect from the date on which the New Options are granted, Rules 6, 7, 8, 9, 10, 16.2, 14.1 and 15.1 (and, in relation to expressions used in those Rules, Rule 1) of this Scheme shall, in relation to the New Options, be construed as if references to Unum Group and to the Shares were references to the Acquiring Company and to shares in the Acquiring Company or, as the case may be, to the other company to whose shares the New Options relate and to the shares in that other company, but references to Constituent Company shall continue to be construed as defined herein.

9.2   For the purpose of Rule 9.1.2, the relevant market values shall be determined using a methodology agreed with HM Revenue & Customs, and without reference to any restrictions (as defined in paragraph 48(3) of Schedule 3) to which the relevant Shares may be subject.

9.3   As soon as practicable after having granted the New Option in accordance with the provisions of Rule 9.1 the Acquiring Company shall issue an Option Certificate in respect of such Option or shall procure that such an Option Certificate is issued. The Option Certificate shall state:

9.3.1   the date on which the Old Option (which has been released in consideration of the grant of the New Option) was granted;

9.3.2   the number and class of shares subject to the New Option;

9.3.3   the Acquisition Price payable for each share under the New Option;

9.3.4   the last date on which a notice exercising the New Option can be given.

9.4   Unum Group will remain the scheme organiser (as defined in paragraph 2(2) of Schedule 3) following the release of the Old Options and the grant of any New Options.

9.5   Where in accordance with Rule 9.1 Subsisting Options are released and New Options granted, the New Option shall not be exercisable in accordance with Rules 8.1 to 8.5 by virtue of the event by reason of which the New Options were granted.

10   VARIATION OF SHARE CAPITAL

10.1   In the event of any capitalisation, consolidation, sub-division, reorganization or reduction of the share capital of Unum Group and in respect of any discount element in any rights issue or any other variation in the share capital of Unum Group:

    10.1.1   the number and description (but not the class) of Shares or other securities comprised in an Option;

    10.1.2   their Acquisition Price; and

    10.1.3   where an Option has been exercised but no Shares have been allotted or transferred in satisfaction of such exercise, the number and description (but not the class) of Shares or other securities to be so allotted or transferred and their Acquisition Price,

shall be varied in such manner as the board of Unum Group determines to be appropriate and (save in the event of a capitalisation) the Auditors shall confirm in writing to be in their opinion fair and reasonable, provided:

    10.1.4   that no variation shall be made which would result in the Acquisition Price for an allotted Share being less than its nominal value;

    10.1.5   that the total Market Value of Shares is subject to the Option is substantially the same immediately after the variation or variations as it was immediately before the variation or variations;

    10.1.6   that the total Acquisition Price immediately after the variation or variations is substantially the same as it was immediately before the variation or variations;

    10.1.7   the aggregate amount payable on the exercise of an Option in full is neither materially changed nor is increased beyond the expected repayment under the Savings Contract at the appropriate Bonus Date; and

    10.1.8   following the adjustment the Shares continue to satisfy the conditions specified in paragraphs 18 to 22 of Schedule 3.

10.2   The board of Unum Group may take such steps as it may consider necessary to notify Option Holders of any adjustments made under Rule 10.1 and to call in, cancel, endorse, issue or re-issue any Option Certificate consequent upon such adjustment.

11   ADMINISTRATION

11.1   The Scheme shall be administered by UEHCL, under the direction of the board of Unum Group, provided that in the event of any dispute or disagreement as to the interpretation of the Scheme or any question or right arising from or in relation to the Scheme such a matter shall be referred to the board of Unum Group whose decision shall be final and binding in all matters relating to the Scheme (other than in the case of matters to be determined or confirmed by the Auditors pursuant to the rules of the Scheme).

11.2   The board of Unum Group shall have power from time to time to make and vary such regulations (not being inconsistent with this Scheme) for the implementation and administration of this Scheme as they think fit.

11.3   As of the Adoption Date, the board of Unum Group has delegated its powers and authorities under this Scheme to the Human Capital Committee, provided always that the board of Unum Group may at any time alter or withdraw such delegation or delegate any or all such powers and authorities to any other committee, person, or entity, provided that any such delegation is made in accordance with applicable law. Where the board of Unum Group has so delegated some or all of its powers and authorities under the Scheme, such a delegate shall have the authority and/or responsibility to act or refrain from any action assigned under these Rules to the Board of Directors of Unum Group in accordance the terms of such delegated authority.

11.4   The costs of establishing, operating and administering this Scheme shall be borne by UEHCL and any other Constituent Company in such proportion as the board of Unum Group shall determine.

11.5   Unum Group, UEHCL or any other Constituent Company shall not be obliged to provide Eligible Employees or Option Holders with copies of any notices circulars or other documents sent to stockholders of Unum Group.

12   DATA PROTECTION

12.1   Personal Data of each Option Holder:

12.1.1   may be collected, held, used, transferred and processed by Unum Group, UEHCL, any other Constituent Company and any administrator of this Scheme in order to grant Options and operate and administer this Scheme;

12.1.2   shall be collected, held, used, transferred or processed by Unum Group, UEHCL and any other Constituent Company as Controller(s) in accordance with the privacy notice which can be found on the intranet of the Unum group of companies at Inside>People Hub UK; and

12.1.3   shall be processed in accordance with the privacy notice of the relevant administrator of the Scheme in the event that such an administrator processes the Personal Data in the capacity of Controller in order to administer or otherwise operate this Scheme.

13   AMENDMENTS

13.1   The Rules may be amended in any respect by resolution of the board of Unum Group provided that:

13.1.1   where any alteration is to the material advantage of Eligible Employees or Option Holders or would increase the limit specified in Rule 5.1, it will not be effective without the prior approval of shareholders of Unum Group;

13.1.2   where any amendment would abrogate or adversely affect the subsisting rights of Option Holders it will not be effective unless such amendment is approved by the board of Unum Group; and

13.1.3   where there is an amendment to a Key Feature, the board of Unum Group must comply, or procure that UEHCL complies, with the requirement of paragraph 40B(6) of Schedule 3 to make a declaration in the annual return to HMRC for the relevant tax year that the requirements of Parts 2 to 7 of Schedule 3 are met in relation to this Scheme.

except that any minor amendment or addition which the board of Unum Group consider necessary or desirable in order to:

13.1.4   benefit the administration of this Scheme; or

13.1.5   comply with or take account of the provisions or any proposed or existing legislation; or

13.1.6   take account of any of the events mentioned in Rule 10; or

13.1.7 obtain or maintain favourable tax or regulatory treatment (by, from or with respect to any taxing or revenue authority) for Unum Group, UEHCL or any other Constituent Company or any Option Holder,

may be made by resolution of the board of Unum Group, or if authorised by the board of Unum Group, the board of UEHCL, provided that such amendments or additions do not affect a Key Feature of this Scheme.

13.2 Written notice of any material amendments to this Scheme, meaning for purposes of this Rule 13 any amendment to a Key Feature, shall be given to all Option Holders by UEHCL within a reasonable time after any such amendment is approved.

14 RELATIONSHIP WITH CONTRACT OF EMPLOYMENT

14.1 Notwithstanding any other provisions of this Scheme:

14.1.1 this Scheme shall not form part of any contract of employment or agreement for service or services between any Constituent Company and any employee or officer of any such company and the rights and obligations of any individual under the terms of their office or employment with any Constituent Company shall not be affected by their participation in this Scheme or any right which that individual may have to participate in it and this Scheme shall afford such an individual no additional rights to compensation or damages in consequence of the termination of such office or employment for any reason whatsoever nor any right to continued employment or office;

14.1.2 the benefit to an Option Holder of participation in the Scheme (including in particular but not by way of limitation, any Options held by the Option Holder) shall not form any part of remuneration or count as remuneration of the Option Holder for the purpose of any pension or other benefit scheme operated by Unum Group, UEHCL or any Constituent Company or any Associated Company of Unum Group;

14.1.3 this Scheme shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against any Constituent Company directly or indirectly, or give rise to any cause of action at law or in equity against any Constituent Company;

14.1.4 no Option Holder shall be entitled to any compensation or damages for any loss or potential loss which the Option Holder may suffer by reason of being unable to exercise an Option in consequence of the loss or termination of the Option Holder's office or employment (whether the office or employment is terminated lawfully or unlawfully) with any Constituent Company for any reason whatsoever, whether by way of damages for unfair dismissal, wrongful dismissal, breach of contract or otherwise; and

14.1.5 the issuing of an invitation and the grant of an Option does not imply that any further invitations or grants will be made nor that the Option Holder has a right to receive an invitation or be granted an Option, and nor that the terms on which an invitation is issued will be repeated on the same terms.

15 NOTICES

15.1 All notices to be provided by any Eligible Employee or Option Holder or any representative thereof shall be delivered or sent to UEHCL at its registered office and shall be effective upon receipt.

15.2 Save as otherwise provided in this Scheme any notice or communication to be given to any Eligible Employee or Option Holder, may be personally delivered, sent by electronic means, uploaded to a digital online portal generally accessible to such eligible Employees and Option Holders, or sent by ordinary post to the Option Holder's last known address.

15.3   A notice delivered personally shall be deemed to have been received upon the earlier of delivery in person, acceptance or refusal to accept such communication.

15.4   Where a notice or communication is sent by post it shall be deemed to have been received 48 hours after the same was put into the post properly addressed and stamped.

15.5   Where a notice is sent electronically or uploaded to a digital online portal as described herein, the notice shall be deemed to have been received upon sending or uploading, as the case may be. Option Certificates or share certificates may be delivered via a digital online portal or sent by ordinary post to the last known address of the Eligible Employee or Option Holder concerned.

15.6   Where a notice or communication is sent by post it shall be deemed to have been received 48 hours after the same was put into the post properly addressed and stamped.

15.7   Option Certificates and other communications sent by post will be sent at the risk of the Eligible Employee or Option Holder concerned and neither Unum Group, UEHCL or any Constituent Company shall have any liability whatsoever to any such person in respect of any notification, document, Option Certificate or share certificate or other communication so given, sent to made.

16   GENERAL

16.1   This Scheme shall commence upon the Adoption Date and shall (unless previously terminated by a resolution of the board of Unum Group) terminate upon the expiry of the period of 10 years from the Adoption Date. Upon termination (howsoever occurring) no further Options may be granted but such termination shall be without prejudice to any accrued rights in existence at the date thereof.

16.2   Unum Group will at all times keep available sufficient authorised and unissued Shares or shall ensure that sufficient Shares will be available from its treasury stock or otherwise, to satisfy the exercise to the full extent still possible of all Subsisting Options, taking account of any other obligations of Unum Group to issue Shares.

17   GOVERNING LAW AND JURISDICTION

These Rules and all resulting Options granted under the Rules along with any dispute or claim arising out of, or in connection with them, their subject matter or formation shall be governed by, and construed in accordance with, the laws of England and Wales. The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of, or in connection with, these Rules, their subject matter or formation.

Appendix B

Reconciliation of Non-GAAP Financial Measures

The following is a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures as presented in this proxy statement.

	2024		2023		2022	
	(in millions)	per share *	(in millions)	per share *	(in millions)	per share *
Net Income	$ 1,779.1	$ 9.46	$ 1,283.8	$ 6.50	$ 1,407.2	$ 6.96
Excluding:						
Net Investment Loss (net of tax benefit of $7.6; $7.8; $3.5)	(27.0)	(0.14)	(28.2)	(0.14)	(12.2)	(0.07)
Amortization of the Cost of Reinsurance (net of tax benefit of $8.7; $9.3; $10.6)	(32.7)	(0.17)	(34.8)	(0.18)	(39.7)	(0.20)
Non-Contemporaneous Reinsurance (net of tax benefit of $5.2; $7.3; $7.2)	(19.9)	(0.11)	(27.5)	(0.14)	(27.2)	(0.13)
Reserve Assumption Updates (net of tax expense (benefit) of $74.8; $(37.9); $51.2)	282.6	1.50	(139.3)	(0.70)	192.1	0.96
Loss on Legal Settlement (net of tax benefit of $3.2; $—; $—)	(12.1)	(0.06)	—	—	—	—
After-tax Adjusted Operating Income	$ 1,588.2	$ 8.44	$ 1,513.6	$ 7.66	$ 1,294.2	$ 6.40

* Assuming Dilution

	2021		2020[1]	
	(in millions)	per share *	(in millions)	per share *
Net Income	$ 981.0	$ 4.79	$ 793.0	$ 3.89
Excluding:				
Net Investment Gains and Losses				
Net Realized Investment Gain Related to Reinsurance Transaction (net of tax expense of $14.2; $273.5)	53.4	0.26	1,028.8	5.05
Net Investment Gain (Loss), Other (net of tax expense (benefit) of $1.9; $(20.9))	7.2	0.03	(82.3)	(0.40)
Total Net Investment Gain (Loss)	60.6	0.29	946.5	4.65
Items Related to Closed Block Individual Disability Reinsurance Transaction				
Amortization of the Cost of Reinsurance (net of tax benefit of $14.7, $0.6)	(55.1)	(0.27)	(2.0)	(0.01)
Non-Contemporaneous Reinsurance (net of tax benefit of $7.0; $—)	(25.9)	(0.12)	—	—
Change in Benefit Reserves (net of tax benefit of $—; $269.8)	—	—	(1,014.7)	(4.98)
Transaction Costs (net of tax benefit of $1.2; $4.4)	(5.0)	(0.02)	(16.6)	(0.08)
Net Tax Benefits of Reinsurance Transaction	—	—	36.5	0.18
Total Items Related to Closed Block Individual Disability Reinsurance Transaction	(86.0)	(0.41)	(996.8)	(4.89)
Reserve Assumption Updates (net of tax expense (benefit) of $49.1; $(35.5))	185.9	0.91	(133.5)	(0.66)
Impairment Loss on Internal-Use Software (net of tax benefit of $2.5; $—)	(9.6)	(0.05)	—	—
Cost Related to Early Retirement of Debt (net of tax benefit of $14.1; $—)	(53.2)	(0.26)	—	—
Impairment Loss on ROU Asset (net of tax benefit of $2.9; $2.7)	(11.0)	(0.05)	(10.0)	(0.05)
Impact of U.K. Tax Rate Increase	(23.6)	(0.12)	—	—
Costs Related to Organizational Design Update (net of tax benefit of $—; $4.7)	—	—	(18.6)	(0.09)
After-tax Adjusted Operating Income	$ 917.9	$ 4.48	$ 1,005.4	$ 4.93

* Assuming Dilution

(1) Amounts presented are prior to the adoption of ASU No. 2018-12, *Financial Services - Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI).*

	After-Tax Adjusted Operating Income (Loss) (in millions)	Average Allocated Equity[1] (in millions)	Adjusted Operating Return on Equity
Year Ended December 31, 2024			
Unum US	$ 1,137.6	$ 4,523.2	25.2%
Unum International	120.9	776.8	15.6%
Colonial Life	368.2	1,869.2	19.7%
Core Operating Segments	1,626.7	7,169.2	22.7%
Closed Block	98.6	5,324.1	
Corporate	(137.1)	53.8	
Total	$ 1,588.2	$ 12,547.1	12.7%

(1) Excludes unrealized gain (loss) on securities, the effect of change in discount rate assumptions on the liability for future policy benefits, and net gain (loss) on derivatives and is calculated using the stockholders' equity balances presented on the next page.

	12/31/2024	12/31/2023
	(in millions)	
Total Stockholders' Equity	$ 10,961.1	$ 9,651.4
Excluding:		
Net Unrealized Gain (Loss) on Securities	(2,755.2)	(1,919.1)
Effect of Change in Discount Rate Assumptions on the Liability for Future Policy Benefits	1,185.4	(648.4)
Net Gain (Loss) on Derivatives	(270.7)	(73.7)
Total Adjusted Stockholders' Equity	$ 12,801.6	$ 12,292.6

	Twelve Months Ended
	12/31/2024
	(in millions)
Average Adjusted Stockholders' Equity	$ 12,547.1

	12/31/2024		12/31/2023		12/31/2022	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 10,961.1	$ 61.38	$ 9,651.4	$ 49.91	$ 8,735.0	$ 44.17
Excluding:						
Net Unrealized Loss on Securities	(2,755.2)	(15.43)	(1,919.1)	(9.92)	(3,028.4)	(15.31)
Effect of Change in Discount Rate Assumptions on the Liability for Future Policy Benefits	1,185.4	6.64	(648.4)	(3.35)	313.9	1.59
Net Loss on Derivatives	(270.7)	(1.51)	(73.7)	(0.39)	(9.6)	(0.05)
Subtotal	12,801.6	71.68	12,292.6	63.57	11,459.1	57.94
Excluding:						
Foreign Currency Translation Adjustment	(343.0)	(1.93)	(321.1)	(1.66)	(390.1)	(1.98)
Subtotal	13,144.6	73.61	12,613.7	65.23	11,849.2	59.92
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(340.2)	(1.90)	(345.7)	(1.79)	(334.1)	(1.69)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Loss	$ 13,484.8	$ 75.51	$ 12,959.4	$ 67.02	$ 12,183.3	$ 61.61

	12/31/2021		12/31/2020[1]	
	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 6,033.9	$ 29.79	$ 10,871.0	$ 53.37
Excluding:				
Net Unrealized Gain on Securities	4,014.4	19.82	1,067.7	5.24
Effect of Change in Discount Rate Assumptions on the Liability for Future Policy Benefits	(8,570.7)	(42.32)	—	—
Net Gain on Derivatives	61.8	0.30	97.8	0.48
Subtotal	10,528.4	51.99	9,705.5	47.65
Excluding:				
Foreign Currency Translation Adjustment	(274.1)	(1.35)	(261.3)	(1.28)
Subtotal	10,802.5	53.34	9,966.8	48.93
Excluding:				
Unrecognized Pension and Postretirement Benefit Costs	(396.0)	(1.96)	(530.0)	(2.61)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	$ 11,198.5	$ 55.30	$ 10,496.8	$ 51.54

(1) Amounts presented are prior to the adoption of ASU No. 2018-12, *Financial Services - Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI)*

	Year Ended 12/31/2024
	(in millions)
Premium Income	$ 10,497.4
Unum US Group Disability Other Income[1]	232.1
	$ 10,729.5
Expenses	
Operating Expenses	$ 2,388.9
Excluding:	
Taxes, Licenses, and Fees and Intangible Amortization	(232.0)
Amortization of the Cost of Reinsurance	(41.4)
Loss on Legal Settlement	(15.3)
Adjusted Other Operating Expenses	$ 2,100.2
Operating Expense Ratio	22.8%
Adjusted Other Operating Expense Ratio	19.6%

(1) Unum US Group Disability Other Income is primarily related to fee-based services.



UNUM GROUP

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